02025315

1-14574

RECD S.E.C.

MAR 2 5 2002

080

P.E.
3-1-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002.

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-_13960___


Exhibits Index appears on Page 3

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)

Date: March 22, 2002

By: *(signed)* Terence P. Badour
Name: Terence P. Badour
Title: Senior Vice President, General Counsel and Secretary

## Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibits

- Management Proxy Circular dated March 1, 2002
- Notice of Annual and Special Meeting of Shareholders (top page inside of Management Proxy Circular)
- Form of Proxy
- 2001 Annual Report, including Management's Discussion and Analysis (pages 25 to 37 of Annual Report) and 2001 Audited Financial Statements (pages 38 to 67 of Annual Report)

Fairmont
HOTELS & RESORTS

# FAIRMONT HOTELS & RESORTS INC.

## NOTICE OF ANNUAL AND SPECIAL MEETING
## OF SHAREHOLDERS
## AND MANAGEMENT PROXY CIRCULAR

March 1, 2002

## TABLE OF CONTENTS

## NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the ''Meeting'') of the shareholders of Fairmont Hotels & Resorts Inc. (''Fairmont'' or the ''Corporation'') will be held in the Imperial Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario at 10:00 a.m. on April 15, 2002 (Toronto time).

Shareholders are invited to attend the Meeting for the following purposes:

1. to receive the consolidated financial statements for the year ended December 31, 2001 and the auditors' report thereon;
2. to elect directors;
3. to appoint auditors and authorize the directors to fix their remuneration;
4. to consider and, if thought fit, to approve, with or without variation, an ordinary resolution approving the general by-law of the Corporation;
5. to consider and, if thought fit, to approve, with or without variation, an ordinary resolution approving the shareholder rights plan of the Corporation; and
6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on March 1, 2002 will be entitled to vote at the Meeting.

Registered shareholders unable to attend the Meeting in person are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. To be used at the Meeting, proxies must be received before 5:00 p.m. (Toronto time) on April 12, 2002 by Fairmont's transfer agent, Computershare Trust Company of Canada (''Computershare''), 1800 McGill College Avenue, 6th Floor, Montreal, Quebec, H3A 3K9. Registered shareholders may also fax both sides of their completed proxy to Computershare at the following fax number: 1-514-982-7792. Registered shareholders may also vote by telephone or over the Internet. Complete instructions on how to vote by telephone or over the Internet are described in the Management Proxy Circular. Non-registered shareholders must seek instructions on how to complete their form of proxy and vote their shares from their nominee.

The 2001 Annual Report, the Management Proxy Circular and a form of proxy accompany this Notice of Meeting.

By order of the board of directors,

TERENCE P. BADOUR
Senior Vice President, General Counsel and Secretary
Toronto, Ontario
March 1, 2002

# MANAGEMENT PROXY CIRCULAR

## General Information

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by management of Fairmont Hotels & Resorts Inc. ("Fairmont" or the "Corporation") to be used at the annual and special meeting of shareholders and at any adjournment or adjournments thereof (the "Meeting") to be held in Toronto, Ontario on April 15, 2002, at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario and for the purposes set out in the accompanying Notice of Annual and Special Meeting (the "Notice of Meeting").

Prior to October 1, 2001, Fairmont was known as Canadian Pacific Limited ("CPL"). Upon the completion of CPL's 2001 corporate reorganization (the "Arrangement"), CPL changed its name to Fairmont.

It is anticipated that copies of this Circular, Fairmont's 2001 Annual Report and the form of proxy for shareholders will be distributed to shareholders on or before March 14, 2002. The cost of soliciting proxies will be borne by the Corporation. While most proxies will be solicited by mail only, some shareholders may also be contacted by Fairmont employees personally or by telephone. In addition, the Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries and request that such materials be promptly forwarded to the beneficial owners of shares registered in the names of such brokers, custodians, nominees and fiduciaries. Fairmont has retained Georgeson Shareholder Communications Canada, 66 Wellington Street West, Toronto Dominion Bank Tower, Suite 5210, Toronto, Ontario M5K 1J3 at a fee of approximately $21,000 plus out-of-pocket expenses to aid in the solicitation of proxies from individual and institutional investors in Canada and the United States.

Except as noted otherwise, the information contained in this Circular is given as of March 1, 2002 and all dollar amounts used in this document are in U.S. dollars. On January 2, 2002, the rate of exchange based on the noon rate as quoted by the Bank of Canada was US$0.6258. All historical financial information converted into U.S. dollars in this document has been converted using this exchange rate.

For those shareholders who cannot attend the Meeting in person, Fairmont has made arrangements to provide a live webcast of the speech of the Chief Executive Officer of the Corporation at the Meeting. Details on how shareholders may view the webcast will be found on the Corporation's website (www.fairmont.com) and will also be set out in a press release to be issued prior to the Meeting.

## Information on Voting

### *Record Date for Notice of Meeting and Provisions Relating to Voting*

The board of directors of Fairmont has fixed March 1, 2002 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive the Notice of Meeting. Each shareholder is entitled to one vote for each share held by him or her, as shown as registered in such holder's name on the list of shareholders prepared as of the close of business on the Record Date. This list will be available for inspection during usual business hours at the office of Computershare Trust Company of Canada ("Computershare"), 1800 McGill College Avenue, 6th Floor, Montreal, Quebec, H3A 3K9 and will be available for inspection at the Meeting.

### *Appointment of Proxy Holders*

Registered shareholders wishing to be represented by proxy at the Meeting must deposit a properly executed proxy with Computershare prior to 5:00 p.m. (Toronto time) on April 12, 2002, or must present a properly executed proxy at the Meeting.

All shares represented by a properly executed proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the shareholder as specified thereon.

Registered shareholders may also vote by telephone or over the Internet. Those registered shareholders electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. The telephone number to call (in Canada and the United States) is 1-800-816-9061. Registered shareholders must follow the instructions, included in the form of proxy received from the Corporation, and provide the 14-digit Control Number and five-digit Personal Identification Number, located on the form of proxy on the lower left-hand side. Voting instructions are then conveyed by use of the touch-tone selections over the telephone. Registered shareholders electing to vote via the Internet must access the Web site www.computershare.com/ca/proxy. Registered shareholders must then follow the instructions included in the form of proxy received from the Corporation which will have provided a 14-digit Control Number and a five-digit Personal Identification Number located on the form of proxy on the lower left-hand side. The registered shareholder's voting instructions are then conveyed electronically over the Internet.

Non-registered shareholders, or shareholders that hold their shares in the name of a ''nominee'' such as a bank, trust company, securities broker or other financial institution, must seek instructions as to how to complete their form of proxy and vote their shares from their nominee. Non-registered shareholders will have received this Circular in a mailing from their nominee, together with a form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee. Since Fairmont's registrar and transfer agent, Computershare, does not have a record of the names of the Corporation's non-registered shareholders, Computershare will have no knowledge of a non-registered shareholder's right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders that wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

**Shareholders who have appointed a named appointee of management to act and vote on their behalf as provided in the enclosed form of proxy and who do not provide any instructions concerning any matter identified in the Notice of Meeting will have the shares represented by such proxy voted FOR:**

1. **an ordinary resolution confirming the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration;**
2. **the election of the persons nominated for election as directors;**
3. **an ordinary resolution confirming the general by-law of the Corporation; and**
4. **an ordinary resolution confirming the shareholder rights plan of the Corporation.**

**The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such amendment or other matter. If, however, any such amendment or other matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named on the form of proxy, all of whom are officers of Fairmont.**

*Revocability of Proxies*

A registered shareholder may revoke a proxy by depositing an instrument in writing executed by such shareholder or such shareholder's attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the registered office of Fairmont, Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7, at any time up to and including April 12, 2002 or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof or in any other manner permitted by law.

Non-registered shareholders that have voted and wish to change their voting instructions should contact their nominee to discuss whether this is possible and what procedure to follow.

*Voting Shares and Principal Shareholders*

At March 1, 2002, there were 78,630,477 shares outstanding. Each share carries one vote.

To the knowledge of the directors and officers of Fairmont, based on information at March 1, 2002, no individual or corporation beneficially owned, directly or indirectly, or exercised control over, more than ten per cent of the outstanding shares.

## BUSINESS TO BE TRANSACTED AT THE MEETING

This Circular contains information relating to the receipt of Fairmont's audited consolidated financial statements, the appointment of auditors, the election of directors, the confirmation of the Corporation's general by-law and the confirmation of Fairmont's shareholder rights plan.

### Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2001 and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the Annual Report of the Corporation which was mailed to shareholders with the Notice of Meeting and Circular. Additional copies of the Annual Report, in English or French, may be obtained from the Senior Vice President, General Counsel and Secretary of Fairmont upon request and will be available at the Meeting.

### Appointment of Auditors

The board of directors recommends that PricewaterhouseCoopers LLP, Chartered Accountants, be reappointed as Fairmont's auditors to hold office until the close of the next annual meeting and that the directors be authorized to fix their remuneration. PricewaterhouseCoopers LLP and its predecessors have served as the auditors of Fairmont and CPL prior to the Arrangement for more than five years. The appointment of auditors shall be decided by a simple majority of votes cast by shareholders at the Meeting.

The aggregate fees billed by PricewaterhouseCoopers LLP for audit and audit-related services provided to Fairmont and CPL (continuing operations) for the 2001 fiscal year were approximately $3.8 million, which included fees of $0.6 million for audit services, $2.8 million related to the Arrangement (with respect to CPL and Fairmont only) and $0.4 million for fees related to tax and other services. For non-audit services, fees billed in 2001 were approximately $0.5 million.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

### Election of Directors

Fairmont's articles provide for the board of directors to consist of a minimum of five and a maximum of 15 directors. The number of directors presently in office is nine. The board has set the number of directors to be elected at the Meeting at nine. The nominees for election as directors of the Corporation are: Stephen E. Bachand, William R. Fatt, Angus A. MacNaughton, John D. McNeil, David P. O'Brien, John L. Sharpe, L. Peter Sharpe, Allan R. Taylor, O.C., and Carole Taylor.

The Corporate Governance and Nominating Committee of the board reviews annually the qualification of persons proposed for election to the board of directors and submits its recommendations to the board for consideration. The persons proposed for nomination are, in the opinion of the board and in the opinion of management, well qualified to act as directors for the ensuing year. Each nominee has established his or her eligibility and willingness to serve as a director if elected. The persons named in the form of proxy are officers of Fairmont who intend to vote at the Meeting for the election of the nominees whose names are set out below, unless specifically instructed on the form of proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the form of proxy will have the right to use their discretion in voting for a properly qualified substitute. Each director elected will hold office until the next annual meeting or until his or her successor is earlier elected or appointed.

The following are the names of the proposed nominees; their municipalities of residence; all positions and offices held by them with Fairmont, as applicable; their principal occupations or employment during the past five years; the year from which each has continually served as a director of Fairmont or CPL prior to the Arrangement, as applicable; and the number of shares owned by each of them or over which control or direction is exercised by each of them.

| Nominee and Residence | Principal Occupation and Employment | Shares Beneficially Owned or over which Control or Direction is Exercised |
|---|---|---|
| STEPHEN E. BACHAND, Ponte Vedra Beach, Florida | Stephen E. Bachand, 63, is the former President and Chief Executive Officer of Canadian Tire Corporation, Limited, a hard goods retailer specializing in automotive, sports, leisure and home products. He held that position from March 1993 until August 2000. He is a director of the Bank of Montreal and Canadian Pacific Railway Company. Mr. Bachand was a director of CPL from 1997 until October 2001 and has been a director of Fairmont since then. | 1,564 |
| WILLIAM R. FATT, Toronto, Ontario | William R. Fatt, 50, was appointed Chief Executive Officer and a director of Fairmont on October 1, 2001. In January 1998, he was appointed Chairman and Chief Executive Officer of Canadian Pacific Hotels & Resorts Inc. ("CPH&R"), positions he still holds. Up to October 1, 2001, he was Executive Vice President of CPL. From 1990 to his appointment to CPH&R, Mr. Fatt had been Chief Financial Officer of CPL. He is Vice Chairman, Chief Executive Officer and a Trustee of Legacy Hotels Real Estate Investment Trust. He is also a director of PanCanadian Energy Corporation, Enbridge Inc. and Sun Life Financial Services of Canada Inc. | 83,822(1) |
| ANGUS A. MACNAUGHTON, San Francisco, California | Angus A. MacNaughton, 70, is President of Genstar Investment Corporation, a private investment company. He has held that position since 1987. He was a director of CPL from 1985 until October 2001 and has been a director of Fairmont since then. He is also a director and Vice-Chairman of Barrick Gold Corporation and a director of Varian Semiconductor Equipment Associates, Diversified Collection Services Inc., Sun Life Assurance Company of Canada (U.S.), Sun Life and Annuity Company of New York, Independent Life and Annuity Co., Keyport Benefit Life Insurance Co. and Keyport Life Insurance Co. | 16,250 |
| JOHN D. MCNEIL, Toronto, Ontario | John D. McNeil, 68, is a director and was appointed Chairman of the board of Fairmont on October 1, 2001. He was Chairman and Chief Executive Officer of Sun Life Assurance Company of Canada, a financial services company, from May 1988 until April 1998 and Chairman from April 1998 until April 1999. He was elected to the board of directors of CPL in 1992 and served until October 2001. He is also a director of Sun Life Assurance Company of Canada, Sun Life Financial Services of Canada Inc., Shell Canada Limited, CP Ships Limited, DWL Incorporated, Hampton Re Holdings Ltd., Hampton Re Limited, The Canadian Ditchley Foundation, a Trustee of The Hospital for Sick Children (Toronto) and Chairman and director of the Canada-India Business Counsel. | 3,000 |

| Nominee and Residence | Principal Occupation and Employment | Shares Beneficially Owned or over which Control or Direction is Exercised |
|---|---|---|
| DAVID P. O'BRIEN, Calgary, Alberta | David P. O'Brien, 60, was until October 1, 2001 the Chairman, President and Chief Executive Officer of CPL, positions that he had held from May 1996. Mr. O'Brien was first elected as a director of CPL in 1995 and served until October 2001 and has been a member of the board of Fairmont since then. He is also a director, Chairman and Chief Executive Officer of PanCanadian Energy Corporation, an energy company. He is a director of the Royal Bank of Canada, TransCanada PipeLines Limited, Air Canada, Inco Limited, the C.D. Howe Institute, a member of the board of governors of the University of Calgary and Honorary Chairman and director of the Canadian Council of Chief Executives. | 2,785 |
| JOHN L. SHARPE, Scottsdale, Arizona | John L. Sharpe, 59, is the former President and Chief Operating Officer of Four Seasons Hotels Inc., a hotel management company, which position he held from 1995 to 1999. He also served on the board of directors of Four Seasons Hotels Inc. during the same period. Mr. Sharpe is a director of Elizabeth Arden Salons and Spas Inc. and Grand Expeditions Inc. He serves as a trustee of the Culinary Institute of America, as a member of the Cornell University Council and as Chairman of the Industry Advisory Board for the School of Hotel Administration at Cornell University. He was appointed to the board of Fairmont in October 2001. | Nil |
| L. PETER SHARPE, Toronto, Ontario | L. Peter Sharpe, 55, was appointed President and Chief Executive Officer of The Cadillac Fairview Corporation Limited, a real estate company, in April 2000. Prior to this appointment, Mr. Sharpe was Executive Vice President, The Cadillac Fairview Corporation Limited, a position he held from January 1995. Mr. Sharpe also serves as a director of The Sunnybrook Foundation and the Canadian Institute of Public and Private Real Estate Companies. He was appointed to the board of Fairmont in October 2001. | 1,500 |
| ALLAN R. TAYLOR, O.C., Toronto, Ontario | Allan R. Taylor, 69, was Chairman and Chief Executive Officer of the Royal Bank of Canada from 1986 to 1994 and Chairman until 1995. He was a director of CPL from 1986 until October 2001 and has been a director of Fairmont since then. He is also a director of General Motors of Canada Limited, Max Bell Foundation, The Canadian Institute for Advanced Research and Canadian Neuroscience Partners. | 3,201 |

| Nominee and Residence | Principal Occupation and Employment | Shares Beneficially Owned or over which Control or Direction is Exercised |
|---|---|---|
| CAROLE TAYLOR, Vancouver, British Columbia | Carole Taylor, 56, was appointed Chair of the board of directors of CBC/Radio-Canada, a public broadcaster, in July 2001. She was the Chair of Canada Ports Corporation from 1997 until 1999. During that time she also served as Chair of the Vancouver Port Corporation. Prior to her involvement with the Ports system, she was elected to the Vancouver City Council for two terms. Currently she is Chair of the Vancouver Board of Trade, as well as a director of HSBC Bank Canada and Canfor Corporation. Ms. Taylor was a director of CPL from 1999 until October 2001 and has been a director of Fairmont since then. | 3,788 |

Note:

1. Includes 35,800 deferred share units under the Fairmont DSU Plan (see below).

The information disclosed above as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Fairmont, has been furnished by each of the nominees. The percentage of outstanding shares beneficially owned by any one director or nominee or by all directors and officers of Fairmont as a group does not exceed 1% of the shares.

### Confirmation of General By-law

After the Arrangement, the directors of Fairmont approved a general by-law for the Corporation that was more consistent with the business of Fairmont than the by-laws inherited from CPL and which reflects recent changes to the *Canada Business Corporations Act.* Pursuant to subsection 103(2) of the *Canada Business Corporations Act*, the directors must submit this general by-law to the Meeting for confirmation by a simple majority of the shares voted on this resolution. The complete text of the general by-law is set out in Appendix C to the Circular.

### Confirmation of Shareholder Rights Plan

On July 30, 2001, the board of directors of CPL approved a shareholder rights plan (the ''Original Rights Plan''). The Original Rights Plan took effect on October 1, 2001, the effective date of the arrangement (the ''Effective Date of the Arrangement''), and will terminate in accordance with its terms at the end of the Meeting unless it is confirmed at the Meeting by shareholders. The shareholders will be asked at the Meeting to adopt a resolution in the form set out in Appendix B hereto (the ''Rights Plan Resolution'') approving and confirming the amended and restated rights plan (the ''Amended and Restated Rights Plan'').

The purpose of the Rights Plan Resolution is to enable the Corporation to continue to have in place the protection afforded by the Amended and Restated Rights Plan, which is in a form similar to that adopted by many Canadian corporations.

At the present time, the Corporation has no knowledge of any take-over bid, or any intended take-over bid, from any person.

The Amended and Restated Rights Plan does not in any way alter the financial condition of the Corporation or its current business plans.

*Background*

The primary objective of the Amended and Restated Rights Plan is to provide the board sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Corporation and to provide every shareholder an equal opportunity to participate in such a bid. The Amended and Restated Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Amended and Restated Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the board.

In recommending the Amended and Restated Rights Plan, the board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a corporation, where the shares subject to the offer to acquire, together with shares already owned by the bidder and any person or company acting jointly or in concert with the bidder, aggregate 20% or more of the outstanding shares of a corporation.

The existing legislative framework for take-over bids in Canada continues to raise the following concerns for shareholders of the Corporation:

(i) *Time* – Current legislation permits a take-over bid to expire 35 days (21 days in the Province of Quebec) after it is initiated. The board is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision.

(ii) *Pressure to Tender* – A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial take-over bid for less than all of the shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Amended and Restated Rights Plan provides the shareholder with a tender approval mechanism, which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

(iii) *Unequal Treatment: Full Value* – While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Corporation may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

While the Amended and Restated Rights Plan is intended to regulate certain aspects of take-over bids for the Corporation, it is not intended to deter a *bona fide* attempt to acquire control of the Corporation if the offer is made fairly. The Amended and Restated Rights Plan does not diminish or otherwise affect the duty of the board to give due and proper consideration to any offer that is made and to act honestly, in good faith and in the best interests of the shareholders.

*Summary of the Amended and Restated Rights Plan*

The following is a summary of the principal terms of the Amended and Restated Rights Plan. A shareholder or any other interested party may obtain one or more copies of the Amended and Restated Rights Plan by contacting the Senior Vice President, General Counsel and Secretary of the Corporation at Fairmont Hotels & Resorts Inc., Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7.

*Effective Date* – If approved by the shareholders at the Meeting, the Amended and Restated Rights Plan will take effect immediately after the Meeting (the ''Effective Date of the Rights Plan'').

*Term* – If the Amended and Restated Rights Plan is approved at the Meeting, it will then be in effect until the end of the annual meeting of shareholders of the Corporation to be held in 2003 unless the Amended and Restated Rights Plan is reconfirmed at that meeting by the shareholders. If the Amended and Restated Rights Plan is so reconfirmed, it will then need to be reconfirmed at subsequent annual meetings. If the Amended and Restated Rights Plan is not reconfirmed, it will terminate.

*Issue of Rights* – On the Effective Date of the Rights Plan, each right (a ''Right'') issued under the Original Rights Plan will continue to be issued and attached to each outstanding Fairmont share.

*Rights Exercise Privilege* – The Rights will separate from the Fairmont shares and will be exercisable ten trading days (the ''Separation Time'') after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the Fairmont shares, other than by an acquisition pursuant to a take-over bid permitted by the Amended and Restated Rights Plan (a ''Permitted Bid''). The acquisition by any person (an ''Acquiring Person'') of 20% of the Fairmont shares, other than by way of a Permitted Bid or a treasury issue, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right, other than those held by an Acquiring Person, will permit the purchase of Fairmont shares at a 50% discount to their market price by holders of Rights.

*Certificates and Transferability* – Prior to the Separation Time, the Rights are evidenced by a legend imprinted on the Fairmont share certificates and are not transferable separately from the shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares.

*Permitted Bid Requirements* – The requirements for a Permitted Bid include the following:

(i) the take-over bid must be made by way of a take-over bid circular;

(ii) the take-over bid must be made to all shareholders of the Corporation;

(iii) the take-over bid must be outstanding for a minimum period of 60 days and shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50% of the shares of the Corporation held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn; and

(iv) if more than 50% of the shares held by Independent Shareholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of shares for not less than ten business days from the date of such public announcement.

The Amended and Restated Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

*Waiver* – The board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Amended and Restated Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all holders of shares of the Corporation. Where the board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of shares prior to the expiry of any other bid for which the Amended and Restated Rights Plan has been waived.

*Redemption* – The board with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at $0.000001 per Right. Rights will be deemed to have been redeemed by the board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

*Amendment* – Prior to the Meeting, the board may make any changes to the Amended and Restated Rights Plan which the board acting in good faith may deem necessary or desirable without the approval of any holders of Rights or shares. After the Meeting, the board may amend the Amended and Restated Rights Plan with the approval of a majority of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The board without such approval may correct clerical or typographical errors and, subject to approval at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Amended and Restated Rights Plan to maintain its validity due to changes in applicable legislation.

*Board of Directors* – The Amended and Restated Rights Plan will not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of the Corporation. The board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

*Exemptions for Investment Advisors* – Investment advisors (for fully-managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the shares of the Corporation are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

The board of directors has determined that continuing to have the Amended and Restated Rights Plan is in the best interests of the shareholders and therefore recommends that the shareholders vote to approve the Rights Plan Resolution. The Rights Plan Resolution requires the approval of a simple majority of the votes cast at the Meeting in order to be adopted, failing which the Original Rights Plan will terminate.

## COMPENSATION AND OTHER INFORMATION

Fairmont is the only remaining business unit of CPL following the Arrangement. The effective date of the Arrangement was October 1, 2001 (the ''Effective Date of the Arrangement''). The following is information concerning the compensation of the directors and the Named Executive Officers of Fairmont for 2001, both before and after the Effective Date of the Arrangement.

## COMPENSATION OF DIRECTORS

### CPL

Prior to October 1, 2001, each director of CPL was paid a basic annual retainer of Cdn$40,000. An additional annual retainer of Cdn$6,000 was paid to the Chairman of each committee of the board of directors of CPL (the ''CPL Board''). A fee of Cdn$2,000 was paid to each director and to committee members for each meeting attended (Cdn$1,300 if attended by telephone), with a maximum fee of Cdn$4,000 for any one day (Cdn$2,600 if attended by telephone). Foreign resident directors were paid the same face amount in U.S. dollars. Salaried officers of CPL were not compensated for serving as a director or as a member or the Chairman of any committee of the CPL Board.

Under the CPL Director Share Compensation Plan, directors owning less than 5,000 common shares of CPL were required to apply at least 50% of each quarterly instalment of their basic annual retainer towards the purchase of CPL common shares. Directors owning 5,000 or more common shares were not required to purchase any shares under the plan, but were permitted to elect to use any portion of their retainer for that purpose.

Some directors of CPL also received compensation from certain subsidiaries of CPL for serving as directors of these subsidiaries during the last completed financial year: Ms. Dian Cohen and Mr. McNeil were directors of Canadian Pacific Securities Limited (''CPSL'') and Canadian Pacific Securities (Ontario) Limited (''CPSO''); and Ms. Cohen and Messrs. O'Brien and Fatt were directors of PanCanadian Petroleum Limited (''PCPL''). CPSL and CPSO each paid an annual retainer of Cdn$3,000 and a per meeting fee of Cdn$500 for board and committee meetings attended. PCPL paid an annual retainer of Cdn$15,000, a per meeting fee of Cdn$1,000 for board and committee meetings attended and an additional retainer of Cdn$2,500 to the Chairman of the audit committee and the human resources management and compensation committee.

### Fairmont

After October 1, 2001, each director of the Corporation who is not an employee of Fairmont is paid a basic annual retainer of $20,000. The non-executive Chairman of the board of directors is paid an additional retainer of $65,000. An additional amount of $2,000 per year is paid to a director for each committee on which he or she sits, and an additional amount of $3,000 per year is paid to the Chairman of each committee of the board, or $5,000 in the case of the Chairman of the Audit Committee. A fee of $1,500 is paid to each director for each board meeting attended and a fee of $1,000 is paid to each committee member for each committee meeting attended, up to a maximum of $3,000 per day. Mr. Fatt, as a salaried officer of Fairmont, is not compensated for serving as a director. Directors are reimbursed for their costs in travelling to and attending board or committee meetings. Non-employee directors are also eligible to participate in the Directors' Stock Option Plan that is summarized below. Fairmont's current board of directors began serving immediately after the completion of the Arrangement.

#### *Directors' DSU Plan*

After the Effective Date of the Arrangement, the board of Fairmont established the Deferred Share Unit Plan for directors of Fairmont to provide directors with an opportunity to receive some or all of their directors' compensation in the form of deferred share units (''DSUs''). DSUs are bookkeeping entries on the books of Fairmont, each of which will have a value equal to the value of one common share of the Corporation. Prior to the beginning of each calendar year, directors must elect the percentage of their total compensation as directors they wish to receive that year in DSUs;

directors may elect to receive up to all of their compensation for the next year in DSUs. During the year, instead of receiving directors' fees in cash, on each directors' fee payment date directors who have elected to receive DSUs will be credited in their DSU account with the number of common shares which have a value equal to the fees payable on that date. In addition, any dividends paid on the common shares will be credited to the directors' DSU accounts in the form of additional DSUs. DSUs may not be redeemed or ''cashed'' until a director ceases to be on the board. At any time from the date a director ceases to be on the board until December 15 of the year following that date, a director may elect to redeem the DSUs and to receive the value of DSUs in his or her account. The number of DSUs in the account will then be multiplied by the share price on the date of redemption of the DSUs and the director will be paid that amount, less any applicable deductions. Alternatively, a director may elect to have the Corporation purchase shares in the market on behalf of the director instead of paying cash.

*Directors' Stock Option Plan*

The purpose of the Directors' Stock Option Plan (the ''Directors' Option Plan'') is to promote a proprietary interest in Fairmont among its directors, align the interests of the directors more closely to those of other shareholders and assist the Corporation in retaining and attracting individuals with the experience and ability to act as directors of Fairmont. An initial grant of 8,000 options was made to each non-employee director in October 2001 and will be made for each person who subsequently becomes a non-employee director. An annual grant of 4,000 options will also be made to each non-employee director. The exercise price of an option is the closing price of a board lot of shares on The Toronto Stock Exchange (the ''TSE'') on the grant date. An option may be exercised by an optionholder from time to time on and after the grant date, as to 100% of the optioned shares or any part thereof. The expiry date of an option is normally ten years after the grant date.

## REPORT ON EXECUTIVE COMPENSATION

### General

Prior to October 1, 2001, the Management Resources and Compensation Committee of the CPL Board (the ''CPL Committee'') was composed of five directors of CPL who were neither current nor former officers or employees of CPL or its subsidiaries. Prior to the Effective Date of the Arrangement, the CPL Committee was responsible for, among other matters, recommending to the CPL Board the compensation to be paid to executive officers of CPL. The CPL Committee assessed the performance of the Chief Executive Officer and determined his compensation based on the attainment of objectives set by the CPL Board that were consistent with CPL's strategic plan and that reflected the performance criteria of the CPL's short- and long-term incentive plans. The CPL Board as a whole reviewed the recommendations of the CPL Committee and had final approval on compensation matters for senior officers and major policy changes. The members of the CPL Committee were two current members of Fairmont's board of directors, Messrs. Taylor (who was the Chairman of the Committee) and Bachand, as well as three former CPL directors, Ms. Cohen and Messrs. Michael E.J. Phelps and Ronald D. Southern.

Since October 1, 2001, the Management Resources and Compensation Committee of the Fairmont board (the ''Fairmont Committee'') has been composed of three directors of Fairmont who are neither current nor former officers or employees of the Corporation. Since the Effective Date of the Arrangement, the Fairmont Committee has been responsible for, among other matters, recommending to the board the compensation to be paid to executive officers of Fairmont. The Fairmont Committee assesses the performance of the Chief Executive Officer and determines his compensation based on the attainment of objectives set by the board that are consistent with Fairmont's strategic plan and that are reflected in the performance criteria of the Corporation's short- and long-term incentive plans. The board as a whole reviews the recommendations of the Fairmont Committee and has final approval on compensation matters for senior officers and major policy changes.

### Principles of Executive Compensation

*CPL*

Prior to October 1, 2001, the compensation of CPL's executive officers, including those named in the Summary Compensation Table (the ''Named Executive Officers''), was determined by the CPL Board upon recommendation made by the CPL Committee.

CPL's executive compensation program was designed to pay for performance and to be competitive with leading Canadian companies having significant international operations. The program was designed to facilitate the attraction and retention of executives critical for CPL's current and long-term success. The level of responsibility and the importance of all positions in CPL were evaluated to establish appropriate bases for internal relativity and external comparison. To provide maximum objectivity, the evaluation of each executive officer position, including the position of each Named Executive Officer, was determined by the CPL Committee based on a number of factors including advice from independent compensation consultants.

Compensation for executive officers, including each of the Named Executive Officers, consisted of a base salary, an annual bonus opportunity, and long-term share-based incentives, all of which were administered by the CPL Committee. Increasing emphasis was placed on the variable compensation component of the compensation program as the level of responsibility and importance of the position increased, thereby linking compensation more closely to the performance of CPL.

*Fairmont*

Since October 1, 2001, the Fairmont Committee has obtained advice from a leading independent compensation consulting firm with respect to the components of its executive compensation package and the appropriate levels of compensation for each individual executive. Fairmont operates in a highly competitive hospitality market. As the Corporation continues to expand in its North American marketplace, its compensation programs need to offer sufficient flexibility to reflect North American compensation structures, where appropriate, while maintaining competitive compensation costs in local markets.

Compensation for executive officers consists of a base salary, an annual bonus opportunity and stock-based compensation. The bonus and stock-based incentive compensation of Fairmont is designed to focus on shareholder value creation and operating performance improvement.

### Base Salary and other Cash Compensation

*CPL*

Prior to October 1, 2001, the CPL Committee annually reviewed the individual base salaries of the executive officers of CPL. Salaries were adjusted, as needed, based on individual performance, responsibility and experience to ensure they reflected the contribution of each officer. In establishing base salaries, the CPL Committee used a benchmark of average base salaries paid to the most senior executive officers of the comparator group. The comparator group used by CPL for this purpose consisted of private sector Canadian companies with significant international operations. CPL's policy for the range of base salaries was to match the average of the comparator group.

In preparation for the Arrangement, the CPL Board concluded, after receiving advice from independent compensation consultants, that a number of existing compensation arrangements, which provided incentives for increasing profitability and shareholder return over the long term, did not provide any incentive to divide the holdings of CPL into five separate public companies as proposed under the Arrangement. The CPL Board consulted independent compensation consultants for advice on compensation that would provide incentives for the continued satisfactory and profitable operation of CPL until the Effective Date of the Arrangement, as well as for the restructuring of CPL as proposed under the Arrangement. In addition to new incentives, steps had to be taken to ensure that the participants in CPL's benefit plans did not lose the economic value of existing benefits due to the Arrangement. The changes made to compensation arrangements in connection with the Arrangement are described below.

Having decided to divide CPL into five separate publicly-traded companies, the CPL Board concluded that performance incentives for 2001 should be related to both the successful completion of the Arrangement and the satisfactory and profitable operation of CPL up to the Effective Date of the Arrangement. Accordingly, the Senior Executive Long-Term Incentive Plan (''SELTIP'') performance period was terminated and incentive arrangements for 2001 (described below) were adopted. Under SELTIP, awards were made for the two-year performance period ended December 31, 2000.

In lieu of the long-term incentive under SELTIP and the annual incentive under CPL's Short-Term Incentive Plan (the ''CPL STIP''), the executive officers of CPL were given the opportunity to earn a restructuring incentive payable once the CPL Board determined that the Arrangement was substantially completed on a satisfactory basis and an operating performance incentive which was to be payable unless the CPL Board determined that CPL's operating performance to the Effective Date of the Arrangement was inadequate. In this regard, Mr. D.P. O'Brien was granted a restructuring incentive of $1,251,600 and an operating performance incentive of $1,251,600. Each of Messrs. W.R. Fatt and M.A. Grandin was granted a restructuring incentive of $500,640 and an operating performance incentive of $500,640. In addition, Mr. R.B. Hodgins was granted a restructuring incentive of $87,862 and an operating performance incentive of $43,931 on the same basis.

In addition to the termination of the SELTIP, the CPL Board concluded that instead of granting stock options under the CPL Stock Option Plan in 2001, incentives for 2001 should be related to the Arrangement. Accordingly, in lieu of awarding options to the executive officers of CPL, the CPL Board put in place a separate share appreciation right arrangement (''CPL SAR'') for them. Mr. D.P. O'Brien was granted 850,000 CPL SARs and each of Messrs. W.R. Fatt and M.A. Grandin was granted 350,000 CPL SARs. 50,000 CPL SARs were granted to Mr. R.B. Hodgins. Each of these CPL SARs had a reference price of $26.03 per share, being the closing price of the CPL common shares on the date when the CPL Committee approved these arrangements in principle. These CPL SARs were not exercisable unless the CPL Board determined that the Arrangement was substantially complete. In addition, 50% of these CPL SARs became exercisable, in equal increments, as the CPL common shares traded at premiums of 15%, 25% and 35% above the reference price of $26.03 per share. Any CPL SAR not exercised on December 31, 2004 would expire.

Following the Effective Date of the Arrangement, each CPL SAR was split into five, one for each of Fairmont, Canadian Pacific Railway Limited (''New CPR''), CP Ships Limited (''New Ships''), Fording Inc. (''New Fording'') and PanCanadian Energy Corporation (''New PanCanadian'') (collectively, New CPR, New Ships, New Fording and New PanCanadian are referred to in this Circular as the ''New Companies''). The number of split CPL SARs (the ''new CPL SARs'') received in respect of each of Fairmont and the New Companies was based on the exchange ratio (the ''Exchange Ratio'') established for the purposes of the Arrangement, being 0.50 of a New CPR common share, 0.25 of a New Ships common share, 0.25 of a Fairmont share, 0.166 of a New Fording common share and 0.684 of a New PanCanadian common share. Each new CPL SAR was separately exercisable. The reference price was split among the new CPL SARs based on the Trading Price (as defined below) of the common shares of Fairmont and the New Companies as a result of the Arrangement (the ''Arrangement Common Shares''). The exercise value of each new CPL SAR is an amount equal to the share price of the appropriate company at the time of exercise less the applicable reference price, adjusted to result in the grantee achieving the same after tax income as if the new CPL SARs were stock options. After the Effective Date of the Arrangement, the new CPL SARs were exercisable at any time prior to December 31, 2004. Fairmont continued to be liable to pay all amounts due upon the exercise of the new CPL SARs, with its obligations secured by a letter of credit.

*Fairmont*

Since October 1, 2001, the Fairmont Committee has set the base salaries of the Fairmont executive officers following a review of market data. Salaries are adjusted, as needed, based on individual performance, responsibility and experience to ensure they reflect the contribution of each officer. In establishing the base salaries, the Fairmont Committee uses a benchmark of average base salaries paid to the senior executive officers of leading North American lodging companies.

Fairmont's Short-Term Incentive Plan provides an opportunity for participants to earn an annual cash award based on the achievement of financial targets and individual performance criteria. Financial performance is measured by comparing actual results against targets established at the beginning of the year. The financial and individual performance criteria vary based upon the responsibilities of the participant. Potential awards are expressed as a percentage of base salary. For the senior executive officers of Fairmont, potential awards range between 30% and 50% of base salary when targets are met and between 60% and 100% when performance criteria above the target level are met. No awards were paid under this plan in 2001.

Each of the senior executive officers of Fairmont, with the exception of Mr. Fatt, participates in the Long-Term Incentive Plan of Fairmont (the ''Fairmont LTIP''). Fairmont LTIP participants were eligible to earn a cash award based on a specified performance period. A performance period ended on December 31, 2001, and any awards earned were paid in February 2002.

**Chief Executive Officer Compensation**

*CPL*

Prior to October 1, 2001, the pay-for-performance philosophy of CPL's executive compensation program applied equally to the Chief Executive Officer of CPL. The compensation of the Chief Executive Officer of CPL was recommended by the CPL Committee and approved by the CPL Board after careful assessment of his personal contribution to the performance of CPL. The assessment of the Chief Executive Officer's performance was based on a number of quantitative and qualitative factors which included corporate financial results, strategic planning and initiatives, personal leadership and business acumen.

*Fairmont*

Following October 1, 2001, the compensation of the Chief Executive Officer of Fairmont has been based on a similar philosophy to that of CPL. The compensation of the Chief Executive Officer is approved by the Fairmont Committee after careful assessment of his personal contribution to the performance of Fairmont.

**Stock-Based Compensation Programs**

*CPL Stock Option Plan*

Prior to October 1, 2001, CPL had various stock-based compensation programs. CPL adopted the CPL stock option plan in 1986 (the ''CPL Stock Option Plan''). The CPL Stock Option Plan was designed primarily to give executives and other key employees of CPL a personal interest in maximizing shareholder value over the longer term. Participants were granted a number of CPL stock options (''CPL Stock Options''), with attached share appreciation rights (''SARs''), which were exercisable during a ten-year period from the date of grant, after a vesting period, at the market price of the CPL common shares on the date of the grant. Under the plan, half of the CPL Stock Options became exercisable on the second anniversary of the grant and the balance on the third anniversary. The SARs became exercisable on the third anniversary of the grant. As at September 30, 2001, 2,318,072 CPL Stock Options were outstanding. The exercise prices ranged from $11.30 to $24.97. CPL Stock Options were held by both employees and former employees of CPL and employees and former employees of subsidiaries.

The CPL Stock Option Plan contained a provision requiring an ''equitable adjustment'' in the kind of shares issuable under the plan and the subscription price of those shares in the event of a restructuring of CPL, such as the Arrangement. The CPL Stock Option Plan also provided that, in the event of such a restructuring, all options and share appreciation rights became exercisable. Accordingly, it was determined that the CPL Stock Options should be replaced with stock options and attached SARs granted by each of Fairmont and the New Companies (the ''Replacement Stock Options'') in such manner as to (i) be consistent with the provisions of the CPL Stock Option Plan, (ii) preserve but not enhance the economic benefit to the holders of CPL Stock Options without altering the treatment of that benefit under the *Income Tax Act* (Canada) and (iii) not result in any dilution in terms of equity or voting to the public shareholders of PanCanadian Petroleum Limited (the predecessor of New PanCanadian) (the ''PanCanadian Public Shareholders'').

Pursuant to the Arrangement, the holders of CPL Stock Options disposed of their CPL Stock Options in consideration for the issuance by each of Fairmont and the New Companies of the number of Replacement Stock Options determined by multiplying the number of CPL Stock Options held by the same Exchange Ratio as determined the number of Arrangement Common Shares received by a CPL common shareholder. In other words, for each CPL Stock Option to acquire one CPL common share, the holder was to be issued:

- Replacement Stock Option by New CPR to acquire 0.50 of a New CPR common share;
- Replacement Stock Option by New Ships to acquire 0.25 of a New Ships common share;
- Replacement Stock Option by Fairmont to acquire 0.25 of a share;
- Replacement Stock Option by New Fording to acquire 0.166 of a New Fording common share; and
- Replacement Stock Option by New PanCanadian to acquire 0.684 of a New PanCanadian common share.

The Replacement Stock Options were issued under the key employee stock option plan (''KESOP'') adopted by each of Fairmont and the New Companies. Fractional Replacement Stock Options will be paid out in cash on the first exercise of such options.

To preserve the economic benefits of the CPL Stock Options immediately before the Arrangement, the exercise price of the Replacement Stock Options (the ''Adjusted Exercise Price'') issued by Fairmont or a New Company was determined in accordance with the following formula and rounded up to the nearest whole cent:

$$\text{Adjusted Exercise Price} = \text{Trading Price} \quad \text{x} \quad \frac{\text{Original Exercise Price}}{\text{Aggregate Exchange Trading Price}}$$

where:

''Aggregate Exchange Trading Price'' means the amount equal to the aggregate of the results obtained when the Trading Price of a common share of Fairmont or each New Company is multiplied by the respective Exchange Number for the company issuing the share.

''Exchange Number'' means the fraction of a common share of Fairmont or a New Company, respectively, received by a CPL common shareholder for every CPL common share pursuant to the Exchange Ratio.

''Original Exercise Price'' means the original exercise price per share of the CPL Stock Option.

''Trading Price'' means the weighted average price of the common shares of Fairmont or a New Company, as the case may be, on the TSE for the first ten trading days on which such shares traded on the TSE after the Effective Date of the Arrangement.

In order to ensure that the issuance of Replacement Stock Options by New PanCanadian did not result in any dilution to the PanCanadian Public Shareholders, the number of New PanCanadian common shares issued to CPL common shareholders under the Arrangement was determined after deducting the number of New PanCanadian common shares issuable pursuant to the Replacement Stock Options to be granted by New PanCanadian to holders of CPL Stock Options.

*Fairmont Key Employee Stock Option Plan*

After the Effective Date of the Arrangement, Fairmont adopted the Fairmont KESOP. The purpose of the Fairmont KESOP is to assist and encourage key officers, employees and consultants of Fairmont and its subsidiaries and certain persons employed at hotel properties managed by the Corporation or its subsidiaries, to work towards and participate in the growth and development of Fairmont and its subsidiaries by granting stock options to such persons. Participants are granted a number of options which are exercisable during a ten-year period from the date of grant, after a vesting period, at the closing price of a board lot of the shares on the TSE on the date of grant. Unless modified by the board of directors, the terms of the Fairmont KESOP provide that half of options become exercisable on the second anniversary of the grant and the balance on the third anniversary.

Fairmont SARs may also be granted to participants under the Fairmont KESOP at the same time as the grant of an option. Fairmont SARs, if granted, have the following terms: (a) one Fairmont SAR is granted for every two optioned shares; (b) the reference price for a Fairmont SAR is the same as the exercise price of the related option; (c) Fairmont SARs may be exercised from time to time by an optionholder on and after the third anniversary of the grant date; (d) exercise of Fairmont SARs results in a reduction in the number of optioned shares on the basis of one optioned share for each exercised Fairmont SAR; (e) exercise of an option results in a reduction in the number of Fairmont SARs on the basis of one Fairmont SAR for each optioned share purchased in excess of 50% of the number of optioned shares; and (f) the expiry date of a Fairmont SAR is ten years after the grant date. Fairmont will pay to the optionholder, for each exercised Fairmont SAR, an amount equal to the closing price of a board lot of the shares on the TSE on the day of exercise, less the exercise price.

*Deferred Share Unit Plan*

In connection with the Arrangement, the board of Fairmont approved the adoption of a deferred share unit plan (the ''Fairmont DSU Plan''). The Fairmont DSU Plan was designed to align the interests of participating executives of Fairmont and the shareholders of Fairmont by providing participants with the equivalent of an equity stake in Fairmont, prior to the date upon which the participants would be granted options under the Fairmont KESOP. The Fairmont DSU Plan was intended to replicate the economic value to the participating executives of stock options, while recognizing that stock options could not be granted until after the completion of the Arrangement. Fairmont deferred share units (the ''Fairmont DSUs'') are bookkeeping entries on the books of Fairmont, each of which will have a value equal to the value of one Fairmont share when paid in July 2004. In July 2001, participants were granted the right to receive a number of Fairmont DSUs calculated with reference to both the number of options to be granted to them following the completion of the Arrangement and the increase in the share price of Fairmont shares from a base of $15.65 per share to the market value of the Fairmont shares on the date of grant of options under the Fairmont KESOP, subject to a maximum increase of $3.13 per Fairmont share. A total of 110,980 Fairmont DSUs were granted to the participating executives, at a value of $16.77. Mr. Fatt was granted 35,800 Fairmont DSUs.

## Pension Plans

### *CPL Pension Plans*

Prior to October 1, 2001, CPL maintained a contributory pension plan (the ''CPL Basic Plan''), which was amended effective January 1, 2001 to provide employees with the option of participating in defined benefit or defined contribution pension provisions. CPL also maintained a non-contributory supplemental plan (the ''CPL Supplemental Plan'') in which executive officers and senior managers participated. CPL employees who did not continue employment with Fairmont or one of the New Companies received their earned pension benefits under the CPL Basic Plan under one of several optional arrangements. Benefits under the CPL Supplemental Plan and other supplementary pension arrangements were paid in cash or pensions.

After the Effective Date of the Arrangement and in connection with the Arrangement, Fairmont caused or is in the process of causing the ongoing liabilities and proportionate assets from the CPL Basic Plan and the CPL Supplemental Plan, as applicable, to either: (i) be transferred to the plans of the New Companies or that of their main operating subsidiaries for the benefit of the participants in those plans who were formerly members in the CPL Basic Plan and the CPL Supplemental Plan and became employees of an operating subsidiary of a New Company; or (ii) be settled in a lump-sum cash payment (with the lump-sum value payable from the CPL Basic Plan transferred to a locked-in registered vehicle for such employee's benefit). For those employees whose employment terminated, Fairmont caused the entitlements under the CPL Supplemental Plan to be settled in a lump-sum cash payment in satisfaction of all pension entitlements owed under this plan. Subject to regulatory approval, the entitlements under the CPL Basic Plan will be transferred to locked-in registered vehicles in satisfaction of all pension entitlements owed under this plan. In this regard, each of Messrs. O'Brien, Gamey, Grandin and Hodgins received or will receive the following amounts (including applicable interest as at December 31, 2001 payable in respect of the CPL Basic Plan): Mr. O'Brien, $11,721,699, Mr. Gamey, $2,375,601, Mr. Grandin, $1,420,614 and Mr. Hodgins $243,758. The payment of these amounts, plus applicable interest payable since December 31, 2001 in respect of the CPL Basic Plan, will satisfy all pension entitlements owed to the Named Executive Officers under CPL Basic Plan and the CPL Supplemental Plan. As Mr. Fatt continued in the employment of Fairmont after the Arrangement, he continues to participate in the Fairmont pension plans.

### *Fairmont Pension Plans*

In addition to maintaining the CPL Basic Plan and the CPL Supplemental Plan, Fairmont maintains contributory defined benefit pension plans (the ''Basic Plans'') pursuant to which pensions are paid to eligible officers and employees of the Corporation at retirement. Under the Basic Plans, the amount of pension is based on the sum of: (a) 1.3% of the average of the best five consecutive years or final 60 months of pensionable earnings (wages or salary) up to the Canada Pension Plan maximum pensionable earnings, multiplied by credited years of service; and (b) 2% of the average of the best five consecutive years or final 60 months of pensionable earnings in excess of the Canada Pension Plan maximum pensionable earnings multiplied by credited years of service. Credited years of service are limited to 35 years. The normal retirement age under the Basic Plans is 65. The pension is payable for the lifetime of the former member and continues to the surviving spouse at a rate of 50% or at a rate determined in accordance with the actuarial principles set out in the Basic Plans. Under the Basic Plans, the pension is limited to the maximum under the *Income Tax Act* (Canada).

Fairmont also maintains non-contributory supplemental pension plans (the ''Supplemental Plans'') in which executive officers and senior managers participate. The Supplemental Plans provide pension benefits in excess of the maximum provided under the Basic Plans. Short-term incentive plan awards (i.e. annual bonus) are included in the calculation of pensionable earnings (the best five-year average of such awards is limited to the individual's target award level at retirement). The Supplemental Plans provide additional benefits for executives who join a Basic Plan in mid-career.

The following table shows the aggregate annual retirement benefit payable under the Basic Plans and Supplemental Plans to participants in the specified compensation and years of service categories assuming retirement at age 65 based upon the defined benefit pension provisions in effect during 2001.

## PENSION PLAN TABLE

| | Years of Service | | | | |
|---|---|---|---|---|---|
| Remuneration ($) | 15 ($) | 20 ($) | 25 ($) | 30 ($) | 35 ($) |
| 200,000 | 104,566 | 115,925 | 124,177 | 130,069 | 134,296 |
| 300,000 | 159,759 | 176,797 | 189,175 | 198,014 | 204,296 |
| 400,000 | 218,654 | 239,951 | 255,424 | 266,472 | 274,296 |
| 500,000 | 274,772 | 301,394 | 320,735 | 334,545 | 344,296 |
| 600,000 | 335,790 | 365,857 | 387,701 | 403,298 | 414,296 |
| 700,000 | 392,725 | 427,803 | 453,288 | 471,485 | 484,296 |
| 800,000 | 455,466 | 493,328 | 520,836 | 540,477 | 554,296 |
| 900,000 | 513,127 | 555,722 | 586,668 | 608,764 | 624,296 |
| 1,000,000 | 570,788 | 618,116 | 652,500 | 677,051 | 694,296 |

Mr. Fatt is the only one of the Named Executives Officers who participates in the Fairmont pension plans. He did not receive any payments upon completion of the Arrangement in respect of his participation in the CPL Basic Plan and the CPL Supplemental Plan up to the Effective Date of the Arrangement. Mr. Fatt's years of credited service for purposes of the Basic Plan and the Supplemental Plan as at normal retirement age (age 65) will be 28 years.

### Fairmont Share Ownership Guidelines

The Fairmont Committee has agreed that the minimum stock ownership for executive officers should be three times salary for the Chief Executive Officer and two times salary for other senior executives. Executives may count Fairmont DSUs towards these guidelines, and must meet these guidelines within four years of taking office.

### Severance Agreements

*CPL*

Prior to October 1, 2001, CPL had agreements with its Named Executive Officers that provided for the payment of certain severance benefits if a change in control of CPL were to occur and, within the three-year period following the change in control, the individual's employment were to be terminated by CPL other than for cause, disability, retirement or death, or by the individual for certain defined reasons such as a change in responsibilities or a reduction in salary or benefits. The individual was to receive a lump-sum severance payment equal to the base salary that would have been earned through the end of a 36-month severance period. In addition to the lump-sum severance payment, the severance agreements provide that the Named Executive Officer is entitled to certain benefits including payments under CPL's compensation plans and the continuation of certain insurance plan benefits for the duration of the severance period. The Arrangement constituted a change in control pursuant to these agreements. As a result, pursuant to these agreements and following the termination of their employment with CPL after the completion of the Arrangement, payments were made to each of Messrs. O'Brien, Gamey, Grandin and Hodgins in respect of base salary and certain benefits as follows: Mr. O'Brien, $7,466,845, Mr. Gamey, $3,208,488, Mr. Grandin, $2,849,261 and Mr. Hodgins, $1,235,013. Mr. Fatt's severance agreement entitles him to these benefits if he ceases to be employed by Fairmont, for the reasons enumerated in the change of control agreement, for three years following the Arrangement.

*Fairmont*

Certain executive officers of Fairmont are entitled to receive, pursuant to the terms of severance agreements between Fairmont and the executive officers, severance benefits if a change in control of the Corporation occurs and, within the three-year period following the change in control, the individual's employment is terminated by Fairmont other than for cause, disability, retirement or death, or by the individual for defined reasons such as a change in responsibilities or a reduction in salary or benefits. In such event, the executive officer will receive a lump-sum severance payment equal to the base salary that the he or she would have earned through the end of a 24-month severance period. Each severance agreement also provides that the applicable executive officer is entitled to benefits, including payments under Fairmont's bonus compensation plan and the continuation of certain insurance plan and other benefits for the duration of the severance period. Mr. Fatt's severance agreement was with CPL and is described above.

### Report of the Management Resources and Compensation Committee

The foregoing report has been made by the members of the Management Resources and Compensation Committee of the board of directors of Fairmont:

STEPHEN E. BACHAND (Chairman)
ALLAN R. TAYLOR
CAROLE TAYLOR

## PERFORMANCE GRAPHS

### CPL

The following graph compares the total cumulative shareholder return for Cdn$100 invested in CPL common shares on December 31, 1996, with the cumulative total return of the TSE 300 Composite Index, to October 3, 2001.

**Cumulative Shareholder Return**



$200
$175
$150
$125
$100
$75
$50
CPL
TSE 300
1996
1997
1998
1999
2000
Oct. 3, 2001


### Fairmont

The following graph compares the total cumulative return for Cdn$100 invested in shares on October 3, 2001, with the cumulative total return of the TSE 300 Composite Index and the S & P 500 Hotels Index, to December 31, 2001.

**Cumulative Shareholder Return**



$140
$130
$120
$110
$100
$90
FHR
S&P 500 Hotels
TSE 300
10/3/2001
12/31/2001

## OFFICERS' REMUNERATION

The following table sets out, for the periods indicated, the compensation of the Named Executive Officers of CPL for the financial year ended December 31, 2001.

### SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | Long-term Compensation | | | |
|---|---|---|---|---|---|---|---|
| | | | | Awards | | Payouts | |
| Name and Principal Position | Year | Salary($) | Bonus($)(b) | Securities Under Options & SARs Granted (#)(c) | Restricted Shares or Restricted Share Units | LTIP Payouts($) | All Other Compensation ($)(e)(f) |
| D.P. O'BRIEN | 2001 | 565,052 | 2,503,200 | 850,000 | 0 | 9,026,139 | 19,237,911 |
| Chairman, President and | 2000 | 688,380 | 1,032,570 | 120,000 | 0 | 0 | 19,400 |
| Chief Executive Officer | 1999 | 663,348 | 663,348 | 80,000 | 0 | 0 | 19,400 |
| W.R. FATT(a) | 2001 | 359,853 | 1,001,280 | 885,800(d) | 0 | 1,534,397 | 36,127 |
| Executive Vice-President | 2000 | 328,545 | 250,320 | 45,000 | 0 | 0 | 16,271 |
| | 1999 | 272,223 | 166,150 | 45,500 | 0 | 0 | 16,271 |
| R.K. GAMEY | 2001 | 213,798 | 0 | 0 | 0 | 2,798,843 | 5,598,158 |
| Executive Vice-President | 2000 | 274,100 | 219,280 | 25,000 | 0 | 0 | 0 |
| | 1999 | 267,842 | 214,274 | 24,000 | 0 | 0 | 0 |
| M.A. GRANDIN | 2001 | 228,876 | 1,001,280 | 350,000 | 0 | 1,670,367 | 4,303,284 |
| Executive Vice-President | 2000 | 272,223 | 217,778 | 60,000 | 0 | 0 | 18,148 |
| and Chief Financial Officer | 1999 | 257,830 | 206,264 | 60,000 | 0 | 0 | 18,774 |
| R.B. HODGINS | 2001 | 138,695 | 131,794 | 50,000 | 0 | 661,909 | 1,491,195 |
| Vice-President and | 2000 | 168,966 | 101,380 | 12,500 | 0 | 0 | 0 |
| Treasurer | 1999 | 161,456 | 96,874 | 17,500 | 0 | 0 | 0 |

(a) Mr. Fatt was appointed Chairman and Chief Executive Officer of CPH&R effective January 1, 1998. Mr. Fatt served as Executive Vice-President of CPL until October 1, 2001, at which time he became a director and Chief Executive Officer of Fairmont.

(b) Amounts referred to in this table as "Bonus" are paid under the CPL STIP and were actually paid in the first quarter of the immediately succeeding year, except for operating and restructuring bonuses payable on the successful completion of the Arrangement, which were paid in October, 2001.

(c) SARs under the CPL Stock Option Plan granted prior to the Arrangement are attached to 50% of the number of options set out in the table. SAR grants for 2001 are grants of CPL SARs.

(d) Includes 350,000 CPL SARs, 500,000 options under the Fairmont KESOP, and 35,800 Fairmont DSUs.

(e) These amounts include the payments made to each of the Named Executive Officers, other than Mr. Fatt, under severance agreements between each of the Named Executive Officers and CPL in respect of the completion of the Arrangement, as described in "Severance Agreements – CPL". These amounts also include the payments made or to be made in respect of the CPL Basic Plan and the CPL Supplemental Plan to each of the Named Executive Officers, other than Mr. Fatt, in satisfaction of all pension entitlements owed under these plans, as described in "Pension Plans – CPL Pension Plans".

(f) Amounts include directors' fees for services provided to a non-wholly-owned subsidiary and, for 2000 and 1999, do not include the value of perquisites and other personal benefits as they are not greater than the lesser of Cdn$50,000 and 10% of the total annual salary and bonus of any of the Named Executive Officers.

## OPTION AND SAR GRANTS DURING 2001

The table below sets out information regarding grants of stock options and SARs to the Named Executive Officers during the financial year ended December 31, 2001.

| Name | Securities Under Options & SARs Granted (#) (a) | % of Total Options & SARs Granted to Employees in Financial Year (a) | Exercise or Base Price ($/Security) (a) | Market Value of Securities Underlying Options & SARs on the Date of Grant ($/Security) (a) | Expiration Date (a) |
|---|---|---|---|---|---|
| D.P. O'Brien | 850,000 | 48.6% | 26.03 | 26.03 | Dec. 31, 2004 |
| W.R. Fatt | 350,000 | 20.0% | 26.03 | 26.03 | Dec. 31, 2004 |
| (b) | 500,000 | 15.8% | 16.77 | 16.77 | Oct. 22, 2011 |
| (c) | 35,800 | 32.3% | 16.77 | 16.77 | Jul. 03, 2004 |
| R.K. Gamey | N/A | N/A | N/A | N/A | N/A |
| M.A. Grandin | 350,000 | 20.0% | 26.03 | 26.03 | Dec. 31, 2004 |
| R.B. Hodgins | 50,000 | 2.9% | 26.03 | 26.03 | Dec. 31, 2004 |

(a) Unless otherwise indicated, represents CPL SARs granted in 2001.
(b) Represent options granted under the Fairmont KESOP
(c) Represents DSUs granted under the Fairmont DSU Plan.

## AGGREGATED OPTION AND SAR EXERCISES DURING 2001 AND YEAR-END OPTION AND SAR VALUES

The following table summarizes for each of the Named Executive Officers the aggregated option and SAR exercises during 2001 and the option and SAR values at December 31, 2001.

| Name | Securities Acquired on Exercise (#)(a) | Aggregate Value Realized ($)(a) | Unexercised Options & SARs at Financial Year-End Exercisable/Unexercisable (#) | Value of Unexercised in-the-money Options & SARs at Financial Year-End Exercisable/Unexercisable ($) |
|---|---|---|---|---|
| D.P. O'Brien | 1,410,000 | 20,929,723 | 30,000/0(g) | 422,603/0(l) |
| (b) | 50,000 | 858,519 | | 0/0 |
| (c) | 50,000 | 557,150 | | 0/0 |
| (d) | | | 8,000/0 | 58,475/0 |
| W.R. Fatt | 627,308 | 9,419,125 | 16,937/0(h) | 240,652/0(m) |
| (e) | | | 0/500,000 | 0/3,485,706 |
| (f) | | | 0/35,800 | 0/849,770 |
| R.K. Gamey | 164,175 | 2,372,818 | 15,293/0(i) | 208,160/0(n) |
| M.A. Grandin | 470,000 | 6,000,427 | 22,500/0(j) | 319,674/0(o) |
| R.B. Hodgins | 108,750 | 1,396,023 | 5,312/0(k) | 75,623/0(p) |

(a) Unless otherwise indicated, the amounts relate to CPL Stock Options and/or CPL SARs.

(b) Amounts relate to options granted to Mr. O'Brien prior to 1995 under the PanCanadian Petroleum Limited Key Employee Stock Option Plan ("PCPL Option Plan") in respect of PCPL common shares. The terms of the PCPL Option Plan are substantially similar to those of KESOP.

(c) Amounts related to Replacement Options of New CPR.

(d) Amounts relate to options granted under the Fairmont Directors' Option Plan in October 2001, which were immediately exercisable.

(e) Amounts relate to options granted under the Fairmont KESOP, which are exercisable as to 20% on the first anniversary of the date of grant, 20% on the second anniversary, 20% on the third anniversary and the balance on the fourth anniversary.

(f) Amounts relate to DSUs granted under the Fairmont DSU Plan.

(g) Amounts relate to the Fairmont Replacement Options received as a result of the Arrangement. In addition Mr. O'Brien received Replacement Options in each of the other four companies as follows: New CPR: 30,000; New Ships: 40,000; New Fording: 26,560; and New PanCanadian: 109,440. All grants of options and SARs became exercisable on the Effective Date of the Arrangement.

(h) Amounts relate to the Fairmont Replacement Options received as a result of the Arrangement. In addition Mr. Fatt received Replacement Options in each of the other four companies as follows: New CPR: 33,875; New Ships: 16,937; New Fording: 11,246; and New PanCanadian: 46,341. All grants of options and SARs became exercisable on the Effective Date of the Arrangement.

(i) Amounts relate to the Fairmont Replacement Options received as a result of the Arrangement. In addition Mr. Gamey received Replacement Options in each of the other four companies as follows: New CPR: 30,587; New Ships: 15,293; New Fording: 10,155; and New PanCanadian: 41,843. All grants of options and SARs became exercisable on the Effective Date of the Arrangement.

(j) Amounts relate to the Fairmont Replacement Options received as a result of the Arrangement. In addition Mr. Grandin received Replacement Options in each of the other four companies as follows: New CPR: 45,000; New Ships: 22,500; New Fording: 14,940; and New PanCanadian: 61,560. All grants of options and SARs became exercisable on the Effective Date of the Arrangement.

(k) Amounts relate to the Fairmont Replacement Options received as a result of the Arrangement. In addition Mr. Hodgins received Replacement Options in each of the other four companies as follows: New CPR: 10,625; New Ships: 5,312; New Fording: 3,527; and New PanCanadian: 14,535. All grants of options and SARs became exercisable on the Effective Date of the Arrangement.

(l) The value of unexercised in-the-money options at December 31, 2001 relates to the Fairmont Replacement Options, and is the difference between their exercise price and the fair market value of the underlying securities on December 31, 2001. Pursuant to the Arrangement, the value of the unexercised in-the-money Replacement Options received by Mr. O'Brien (see note (g) above) was calculated by using the replacement exercise price and the fair market value of the underlying securities. The fair market values at December 31, 2001 of the common shares of each of New CPR, New Ships, New Fording and New PanCanadian were $20.09 for New CPR, $10.73 for New Ships, $17.71 for New Fording, and $25.85 for New PanCanadian. The value of unexercised in-the-money options for each of these companies is as follows: New CPR: $328,357; New Ships: $264,901; New Fording: $267,851; and New PanCanadian: $1,251,610. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of these securities on the date of exercise.

(m) The value of unexercised in-the-money options at December 31, 2001 relates to the Fairmont Replacement Options, and is the difference between their exercise price and the fair market value of the underlying securities on December 31, 2001. Pursuant to the Arrangement, the value of the unexercised in-the-money Replacement Options received by Mr. Fatt (see note (h) above) was calculated by using the replacement exercise price and the fair market value of the underlying securities. The fair market values at December 31, 2001 of the common shares of each of New CPR, New Ships, New Fording and New PanCanadian were $20.09 for New CPR, $10.73 for New Ships, $17.71 for New Fording, and $25.85 for New PanCanadian. The value of unexercised in-the-money options for each of these companies is as follows: New CPR: $374,614; New Ships: $112,393; New Fording: $113,691; and New PanCanadian: $532,118. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of these securities on the date of exercise.

(n) The value of unexercised in-the-money options at December 31, 2001 relates to the Fairmont Replacement Options, and is the difference between their exercise price and the fair market value of the underlying securities on December 31, 2001. Pursuant to the Arrangement, the value of the unexercised in-the-money Replacement Options received by Mr. Gamey (see note (i) above) was calculated by using the replacement exercise price and the fair market value of the underlying securities. The fair market values at December 31, 2001 of the common shares of each of New CPR, New Ships, New Fording and New PanCanadian were $20.09 for New CPR, $10.73 for New Ships, $17.71 for New Fording, and $25.85 for New PanCanadian. The value of unexercised in-the-money options for each of these companies is as follows: New CPR: $321,001; New Ships: $97,557; New Fording: $97,833; and New PanCanadian: $442,867. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of these securities on the date of exercise.

(o) The value of unexercised in-the-money options at December 31, 2001 relates to the Fairmont Replacement Options, and is the difference between their exercise price and the fair market value of the underlying securities on December 31, 2001. Pursuant to the Arrangement, the value of the unexercised in-the-money Replacement Options received by Mr. Grandin (see note (j) above) was calculated by using the replacement exercise price and the fair market value of the underlying securities. The fair market values at December 31, 2001 of the common shares of each of New CPR, New Ships, New Fording and New PanCanadian were $20.09 for New CPR, $10.73 for New Ships, $17.71 for New Fording, and $25.85 for New PanCanadian. The value of unexercised in-the-money options for each of these companies is as follows: New CPR: $497,605; New Ships: $149,300; New Fording: $151,025; and New PanCanadian: $706,792. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of these securities on the date of exercise.

(p) The value of unexercised in-the-money options at December 31, 2001 relates to the Fairmont Replacement Options, and is the difference between their exercise price and the fair market value of the underlying securities on December 31, 2001. Pursuant to the Arrangement, the value of the unexercised in-the-money Replacement Options received by Mr. Hodgins (see note (k) above) was calculated by using the replacement exercise price and the fair market value of the underlying securities. The fair market values at December 31, 2001 of the common shares of each of New CPR, New Ships, New Fording and New PanCanadian were $20.09 for New CPR, $10.73 for New Ships, $17.71 for New Fording, and $25.85 for New PanCanadian. The value of unexercised in-the-money options for each of these companies is as follows: New CPR: $117,772; New Ships: $35,313; New Fording: $35,733; and New PanCanadian: $167,495. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of these securities on the date of exercise.

## LONG-TERM INCENTIVE PLANS – AWARDS IN 2001

| Name | Securities, Units or Other Rights (#)(a) | Performance or Other Period Until Maturation or Payout | Estimated Future Payouts Under Non-Securities-Price-Based Plans | | |
|---|---|---|---|---|---|
| | | | Threshold (#) | Target (#) | Maximum (#) |
| D.P. O'BRIEN | 1,936.05 | — | N/A | N/A | N/A |
| W.R. FATT | 82.30 | — | N/A | N/A | N/A |
| R.K. GAMEY | 600.33 | — | N/A | N/A | N/A |
| M.A. GRANDIN | 358.28 | — | N/A | N/A | N/A |
| R.B. HODGINS | 141.93 | — | N/A | N/A | N/A |

(a) Amounts represent share equivalents (''S.E.s'') credited on dividend payment dates in 2001 in respect of S.E.s previously credited under the CPL SELTIP (see ''Base Salary and other Cash Compensation – CPL'').

## ADDITIONAL ITEMS

### Directors' and Officers' Liability Insurance

*CPL*

Prior to October, 2001, CPL carried on its own behalf, and on behalf of its subsidiaries, a Directors' and Officers' Liability Insurance Policy. This policy had a three-year aggregate coverage limit of $125,160,000, subject to a deductible of $156,450 in cases where a director or officer was reimbursed by CPL or a subsidiary for any loss covered by the policy. The approximate amount of the premium, including corporate reimbursement coverage, paid by CPL in 2001 in respect of its directors as a group and its officers as a group was $47,069 and $27,456, respectively. The aggregate amount of the premium paid by the directors and officers of CPL in respect of the year 2001 was approximately $51 and $55 respectively.

*Fairmont*

Since October, 2001, Fairmont has maintained Directors' and Officers' Liability Insurance with policy limits of $125,000,000 in the aggregate, subject to a deductible in respect of corporate reimbursement of $250,000 for each loss. Generally, under this insurance, Fairmont is reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers, and individual directors and officers (or their heirs and legal representatives) are reimbursed for losses arising during the performance of their duties for which they are not indemnified by Fairmont. Major exclusions from coverage include claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the U.S. *Employee Retirement Income Security Act of 1974*, pollution damage (except for resultant shareholder actions) and claims brought by a director or officer against another director or officer or by Fairmont against a director or officer except for shareholder derivative actions. For the year ended December 31, 2001, the total annual premium in respect of such insurance was $225,825 which was paid entirely by Fairmont. The aggregate amount of the premium paid by the directors and officers of Fairmont in respect of the year 2001 was approximately $150 and $566 respectively.

### Corporate Governance

Fairmont's board of directors and the members of Fairmont's management are committed to the highest standard of corporate governance. Fairmont's corporate governance practices comply with the Guidelines for Improved Corporate Governance adopted by the TSE. Fairmont's ''Statement of Corporate Governance Practices'' is attached to this Circular as Appendix D. It has been approved by the Corporate Governance and Nominating Committee of the board and by the board as a whole. The board has also approved a detailed set of corporate governance guidelines that describe Fairmont's governance regime.

The board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the board and management discuss a broad range of issues relevant to Fairmont's strategy and business interests. The board also receives reports from management on Fairmont's operational and economic performance.

The four standing committees of the board are composed of the following individuals:

Audit Committee: Messrs. Taylor (Chairman), McNeil, O'Brien, J. Sharpe and P. Sharpe.

Corporate Governance and Nominating Committee: Messrs. McNeil (Chairman), Bachand and P. Sharpe.

Management Resources and Compensation Committee: Messrs. Bachand (Chairman), Taylor and Ms. Taylor.

Environmental and Safety Committee: Messrs. J. Sharpe (Chairman), O'Brien and Ms. Taylor.

The board does not have an executive committee.

**Shareholder Proposals**

For the next annual meeting of the Corporation, shareholders must submit any proposal that they wish to be considered at such meeting by December 1, 2002.

**Directors' Approval**

The contents of this Circular and the sending of it to each shareholder entitled to receive notice of the Meeting, to each director, to the auditors of Fairmont and to the appropriate governmental agencies, have been approved by the board of directors of Fairmont.



TERENCE P. BADOUR
Senior Vice President, General Counsel and Secretary
Dated at Toronto, Ontario
March 1, 2002

## APPENDIX A

## RESOLUTION REGARDING THE GENERAL BY-LAW

RESOLVED THAT:

the general by-law of the Corporation, as set out in Appendix C to the Management Proxy Circular for the Annual and Special Meeting of the Corporation dated March 1, 2002, is confirmed.

## APPENDIX B

## RESOLUTION REGARDING THE SHAREHOLDER RIGHTS PLAN

RESOLVED THAT:

the shareholder rights plan of the Corporation, as described in the Management Proxy Circular for the Annual and Special Meeting of the Corporation dated March 1, 2002, is confirmed.

APPENDIX C

# GENERAL BY-LAW OF FAIRMONT HOTELS & RESORTS INC.

## SECTION ONE
## INTERPRETATION

1.01 **Definitions.** In this by-law, which may be cited as the General By-law, unless the context otherwise requires:

''Act'' means the *Canada Business Corporations Act*, and any statute that may be substituted therefor, as from time to time amended and includes regulations made thereunder;

''Articles'' means the articles of the Corporation as defined in the Act;

''Board'' means the board of directors of the Corporation;

''Corporation'' means Fairmont Hotels & Resorts Inc.;

''meeting of shareholders'' means any meeting of shareholders including an annual meeting;

''non-business day'' means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Canada);

''recorded address'' means in the ease of a shareholder the address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are two or more; and in the case of a director, officer or auditor, the latest address as recorded in the records of the Corporation.

1.02 **Construction.** Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular include the plural and vice versa; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

## SECTION TWO
## MEETING OF SHAREHOLDERS

2.01 **Meetings of Shareholders.** The annual meeting of shareholders shall be held in each year on a date to be determined by the Board. The board, the Chairman or the Chief Executive Officer may call a meeting of shareholders, other than an annual meeting of shareholders, at any time.

2.02 **Chairman, Secretary and Scrutineers.** The chairman of any meeting of shareholders shall be the Chairman or, in the absence of the Chairman, the Chief Executive Officer or, in the absence of such officer, any director who is present and willing to act as chairman of the meeting. If no such person is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to act as chairman. The secretary of any meeting of shareholders shall be the Secretary of the Corporation. If the Secretary is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. The chairman may appoint one or more persons who need not be shareholders to act as scrutineers at the meeting.

2.03 **Persons Entitled to be Present.** The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors, the auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or the General By-law to be present. Any other person may be admitted with the consent of the meeting or of the chairman of the meeting. The chairman of a meeting of shareholders may order the removal of from the meeting of any person whose conduct, in the opinion of the chairman, has prejudiced or is likely to prejudice, the orderly conduct of the meeting.

2.04 **Proxies.** To the extent permitted by the Act, the Board may from time to time pass resolutions regarding the lodging of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned or postponed meeting of shareholders is to be held and for particulars of such instruments to be telegraphed, telecopied, sent by facsimile or in writing or otherwise communicated by such electronic means that is capable of producing a written copy before the meeting or adjourned meeting to the Corporation or any agent of the Corporation appointed for the purpose of receiving such particulars and providing that instruments appointing a proxy so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such resolutions shall be valid and shall be counted. The chairman of any meeting of shareholders may, subject to any resolutions made as aforesaid and applicable law, in his or her discretion accept telegraphic, telecopy, facsimile or written communication or electronic communication that is capable of producing a written copy, as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such telegraphic, telecopy, facsimile, written or electronic communication accepted by the chairman of the meeting shall be valid and shall be counted.

2.05 **Quorum.** Except as otherwise provided in the Articles, a quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for or representative of such a shareholder and together holding or representing in the aggregate not less than 25% of the outstanding shares of the Corporation entitled to be voted at the meeting.

## SECTION THREE
## DIRECTORS

3.01 **Number of Directors.** Subject to the Articles, the number of directors of the Corporation may be fixed from time to time by resolution of the Board.

3.02 **Qualification of Directors.** In addition to the disqualifications provided for in the Act, no person shall be elected or appointed a director at or after the annual meeting of the shareholders of the Corporation held in 2004 if the person exceeds the age of seventy years at the date of election or appointment. A director ceases to hold office (a) when the director ceases to be qualified as a director under the Articles, (b) should the director be a salaried officer of the Corporation other than the Chairman or the Chief Executive Officer, when the director ceases to be a salaried officer of the Corporation or (c) at the close of the annual meeting of shareholders next held following the date on which the director reaches the age of seventy years.

3.03 **Quorum.** A majority of the directors shall form a quorum of the Board.

3.04 **Meeting following Annual Meeting.** The Board shall meet without notice as soon as practicable after each annual meeting of shareholders to transact such business as may come before the meeting

3.05 **Other Meetings of the Board.** Meetings of the Board shall be held from time to time at a time and place determined by the Board, the Chairman, the Chief Executive Officer, or any two directors.

3.06 **Notice of Meeting.** Subject to any resolution of the Board, notice of the time and place of each meeting of the Board requiring notice shall be given to each director not less than twenty-four hours before the time at which the meeting is to be held.

3.07 **Chairman.** The chairman of any meeting of the Board shall be the Chairman or, in the absence of such officer, the Chief Executive Officer of the Corporation or, in the absence of such officer, any director who is present and willing to act as chairman of the meeting.

3.08 **Votes to Govern.** At all meetings of the Board, every question shall be decided by a majority of the votes cast.

3.09 **Remuneration.** If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of being a director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

## SECTION FOUR
## THE TRANSACTION OF BUSINESS

4.01 **Execution of Instruments.** All instruments and documents of whatsoever kind in written, electronic or any other form binding upon the Corporation may be signed in writing or in electronic form or otherwise assented to in any legally effective manner on behalf of the Corporation by two persons, one of whom is the Chief Executive Officer, the President, a Vice-President or a director of the Corporation and the other of whom is the Secretary, the Treasurer, an Assistant Secretary or an Assistant Treasurer. The Board may from time to time determine the manner in which and the person or persons by whom any particular instrument or document or class of instruments or documents may or shall be signed in writing or in electronic form or otherwise assented to in any legally effective manner, including, without limitation, the use of facsimile reproduction of any or all signatures and the use of the corporate seal or a facsimile reproduction thereof.

4.02 **Cheques.** All cheques upon the bank or banks where the funds of the Corporation are kept shall be drawn payable to the order of the party entitled to the payment to be made, which cheques, notwithstanding section 5.01, shall be signed by the Treasurer, or by an Assistant Treasurer, or by such other person as may be appointed by the Board, and countersigned by the Chief Executive Officer, the President, or by a Vice-President, or by some other person authorized by the Board so to do. The Board may from time to time authorize the signing and countersigning of cheques by means of the facsimile signature of any of the persons authorized to sign or countersign cheques.

## SECTION FIVE
## DIVIDENDS

5.01 **Dividends.** The Board may from time to time declare dividends payable to shareholders according to their respective rights.

5.02 **Dividend Payment.** A dividend payable in money may be paid by cheque drawn on the Corporation's bankers, or one of them, to the order of each registered holder of shares of a class or series in respect of which the dividend has been declared, and mailed by prepaid ordinary mail to such registered holder at the holder's recorded address. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The Corporation may pay a dividend by cheque to a registered holder or to joint holders other than in the manner herein set out, if the registered holder or joint holders so request. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

5.03 **Idem.** The Corporation may, when directed by a registered holder of a share in respect of which a dividend in money has been declared, pay the dividend in the manner so directed.

5.04 **Non-receipt or Loss of Dividend Cheques.** In the event of non-receipt or loss of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt or loss and of entitlement as the Board, the Vice-President in charge of finance or the Treasurer may from time to time prescribe, whether generally or in a particular case.

5.05 **Unclaimed Dividends.** To the extent permitted under applicable law, any dividend unclaimed after a period of ten years from the date on which such dividend has been declared payable shall be forfeited and shall revert to the Corporation.

## SECTION SIX
## BORROWING AND RELATED POWERS

6.01 **Borrowing and Related Powers.** The Board may, without authorization of the shareholders,

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation;

(c) subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

(e) The Board may, by resolution, delegate the powers referred to in this section to a director, a committee of directors or an officer.

## SECTION SEVEN
## PROTECTION OF DIRECTORS AND OFFICERS

7.01 **Limitation of Liability.** No director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer, employee or agent, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation, or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of the director's or officer's respective office or trust or in relation thereto unless the same shall happen by or through the director's or officer's failure to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7.02 **Indemnity.** The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and the heirs and legal representatives thereof, to the extent permitted by the Act or otherwise by law.

## SECTION EIGHT
## NOTICES

8.01 **Method of Giving Notices.** Any notice, communication or document to be given, sent, delivered or served pursuant to the Act, the regulations thereunder, the Articles, the General By-law or otherwise, to a shareholder, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's recorded address or if mailed to the person at the person's recorded address by prepaid ordinary or air mail or if sent to the person at the person's recorded address by any means of prepaid transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that is capable of producing a written copy. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or electronic communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch.

8.02 **Omissions and Errors.** The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting to which the notice related.

8.03 **Persons Entitled by Death or Operation of Law.** Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, becomes entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives such person's title to such share prior to such person's name and address being entered on the securities register.

8.04 **Waiver of Notice.** A shareholder, proxyholder, director, officer or auditor may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the Articles, the General By-law or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default of defect in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the Board or of a committee of the Board which may be given in any manner.

## SECTION NINE
## EFFECTIVE DATE AND REPEAL

9.01 **Effective Date.** The General By-law shall come into force on October 22, 2001.

9.02 **Repeal.** All previous by-laws of the Corporation are repealed on the coming into force of the General By-law.

9.03 **Effect of Repeal.** All persons appointed or elected under any by-law repealed on the coming into force of the General By-law shall continue to act until ceasing to hold office or until re-appointed or re-elected and all resolutions of the shareholders or the Board having continuing effect and passed under any repealed by-law or otherwise shall continue to be operative until amended or repealed except to the extent that they are inconsistent with the General By-law.

MADE this 22nd day of October, 2001.

## APPENDIX D

## STATEMENT OF CORPORATE GOVERNANCE PRACTICES

*Guideline 1: The board should explicitly assume responsibility for stewardship of the corporation*

The board supervises the management of the Corporation's businesses with a view to enhancing shareholder value. It delegates to management the authority and responsibility for day-to-day affairs.

*Guideline 1(a): The board should specifically assume responsibility for the adoption of a strategic planning process*

One board meeting a year is specifically set aside for a substantial strategic planning session in which the board reviews and discusses strategies developed by management. The Corporation's general strategies and their implementation are discussed regularly at meetings of the board.

*Guideline 1(b): The board should specifically assume responsibility for the identification of principal business risks, and implementation of risk management systems*

The board, through the Audit Committee and the Environmental and Safety Committee, requires management to put into place systems to address risks and to periodically report to the board on these systems and risks.

*Guideline 1(c): The board should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management*

The Management Resources and Compensation Committee reviews, reports and, where appropriate, provides recommendations to the board on the appointment of officers, existing management resources and succession plans for officers.

*Guideline 1(d): The board should specifically assume responsibility for communications policy*

It is the policy of the Corporation to comply with all applicable requirements concerning public disclosure.

The board has adopted a disclosure policy and has appointed a disclosure committee comprised of senior management to monitor public disclosure and ensure compliance with all applicable requirements.

Material documents such as the annual report, management's discussion and analysis, the proxy circular, the annual information form and quarterly financial statements are reviewed and, where required, approved by the board or one of its Committees, in each case before they are distributed.

The Corporation's investor relations personnel are required to make ongoing disclosure and to respond to inquiries from shareholders and other stakeholders with the review, as appropriate, by senior management and the board. The Corporation's investor relations personnel are available to shareholders by telephone and fax and the Corporation maintains an extensive investor relations website at www.fairmont.com.

Quarterly earnings conference calls are broadcast live over the Internet through the Corporation's website and are accessible on a live and recorded basis by telephone. Presentations at investor conferences are promptly made available on the Corporation's website or via telephone.

*Guideline 1(e): The board should specifically assume responsibility for the integrity of internal control and management information systems*

The board, through the Audit Committee, oversees the integrity of the Corporation's internal control and management information systems. See Guideline 13.

*Guideline 2: A majority of directors should be "unrelated" (independent from management and free from conflicts of interest)*

If the proposed directors are elected to the board, eight out of nine directors will be unrelated to Fairmont.

William R. Fatt, the Chief Executive Officer ("CEO"), is the only board member who is considered by the board to be related.

*Guideline 3: Disclose for each director whether he or she is unrelated, and how that conclusion was reached*

William R. Fatt – related – is CEO of the Corporation.

For the remainder of the directors, none of them or their associates have:

- worked for Fairmont, with the exception of Mr. O'Brien, who was employed by CPL prior to the Effective Date of the Arrangement;
- significant business or other relationships with Fairmont; and
- receive remuneration from Fairmont in addition to directors' fees.

Proposed directors and directors continuing in office: Stephen E. Bachand, William R. Fatt, Angus A. MacNaughton, John D. McNeil, David P. O'Brien, John L. Sharpe, L. Peter Sharpe, Allan R. Taylor, O.C., and Carole Taylor.

*Guideline 4: Appoint a committee of outside directors responsible for appointment of new nominees and ongoing assessment of directors*

The mandate of the Corporate Governance and Nominating Committee of the board includes:

- recommending candidates for election to the board;
- reviewing, on an annual basis, credentials of nominees for re-election; and
- recommending candidates for filling vacancies on the board.

All members of the Corporate Governance and Nominating Committee are non-management and unrelated.

*Guideline 5: Implement a committee process for assessing the effectiveness of the board, its committees and the contribution of individual directors*

The mandate of the Corporate Governance and Nominating Committee includes:

- assessing the effectiveness of the board as a whole and making recommendations to improve the board's effectiveness;
- reviewing the performance of the board and, to the extent deemed necessary by the Committee, the performance of the Chairman of the board and individual directors; and
- reviewing the composition of the various committees of the board and making recommendations to the board.

*Guideline 6: Provide orientation and education programs for new recruits to the board*

The Corporation's Senior Vice President, General Counsel and Secretary prepares a ''Director's Manual'' for new and existing directors, which is updated annually and distributed to the full board.

The board has been provided with an orientation session and new directors will be provided with an orientation session. Presentations are made regularly to the board on different aspects of Fairmont's business and operations.

*Guideline 7: Examine size of board, with a view to improving effective decision-making and, if appropriate, undertake a program to reduce the number of directors*

Fairmont believes that its board must have enough directors to carry out its duties efficiently while presenting a diversity of views and experience. The board reviews the contributions of the directors and considers whether the current size of the board promotes effectiveness and efficiency.

*Guideline 8: Review adequacy and form of compensation of directors to ensure compensation reflects risks and responsibilities*

The mandate of the Corporate Governance and Nominating Committee includes reviewing and recommending the remuneration of directors to the board. In determining directors' remuneration, the Committee considers, among other factors, time commitment, compensation provided by comparable companies and risks and responsibilities.

*Guideline 9(a): Committees should generally be composed of outside directors a majority of which are unrelated*

Currently, all of the board Committees are composed of unrelated directors.

*Guideline 9(b): Describe the responsibilities of the Committees of the board*

Audit Committee: responsibilities are described under Guideline 13.

Management Resources and Compensation Committee: employment, remuneration and succession planning.

Environmental and Safety Committee: environmental and health and safety compliance.

Corporate Governance and Nominating Committee: responsibilities are described under Guidelines 4, 5, 8, 10 and 12.

*Guideline 10: Appoint a committee responsible for developing an approach to corporate governance issues*

The mandate of the Corporate Governance and Nominating Committee includes responsibility for the board's approach to corporate governance issues such as:

- monitoring developments in corporate governance theory and practice;
- reviewing the mandates of the board's committees and recommending changes;
- recommending the composition of the various committees of the board; and
- undertaking such other initiatives as are needed to help the board deliver effective corporate governance.

*Guideline 11(a): Define limits to management's responsibilities by developing position descriptions for:*

*(i) the board*

The board's primary responsibility is to foster the long-term success of the Corporation consistent with the board's fiduciary responsibility to the shareholders to maximize shareholder value.

The board of directors has plenary power. Any responsibility not delegated to management or a committee of the board remains with the board. However, the board has adopted its own terms of reference which were prepared to assist the board and management in clarifying responsibilities and ensuring effective communication between the board and management.

*(ii) the CEO*

The CEO's objectives are discussed annually with the Management Resources and Compensation Committee. These objectives include the general mandate to manage the Corporation and its businesses, including physical, financial and human resources, and to maximize shareholder value. In addition, the board has authorized the CEO to approve the commitment of funds for any non-budgeted transaction (consistent with the approved business plan of the Corporation) within a set monetary limit; approve the commitment of the Corporation for any budgeted or otherwise approved transaction, regardless of the monetary limit; and authorized the CEO to delegate authority to other officers and employees to commit the Corporation within set monetary limits.

*Guideline 11(b): The board should approve or develop corporate objectives which the CEO is responsible for meeting*

The Management Resources and Compensation Committee approves the CEO's general objectives on an annual basis and reviews the corporate targets for which the CEO has responsibility. These are then reviewed by the full board.

*Guideline 12: Establish procedures to enable the board to function independently of Management*

The Corporate Governance and Nominating Committee is responsible for ensuring that the board functions independently of management.

The board acts in a supervisory role and expects management to:

- present a comprehensive annual budget and report on Fairmont's financial performance against the annual budget;

- report regularly on the Corporation's business and affairs, and on any matters of material consequence for Fairmont and its shareholders; and
- maintain an ongoing review of the Corporation's strategies and their implementation in light of evolving conditions.

The board meets on a regular basis with the CEO and without other management present, and it meets from time to time without the CEO.

***Guideline 13: Establish an audit committee composed only of outside directors with specifically defined roles and responsibilities***

The mandate of the Audit Committee includes:

- monitoring audit functions and the preparation of financial statements;
- reviewing management's actions in relation to the preparation of financial statements and the maintenance of internal controls and the integrity of management information systems;
- reviewing the Corporation's financial reporting in connection with the annual audit and the preparation of financial statements;
- discussing with management the Corporation's policies and procedures for risk management;
- reviewing audit plans of the internal and external auditors;
- recommending external auditors and their fees; and
- meeting with the internal and external auditors independently of management.

All members of the Audit Committee are non-management and are unrelated directors.

***Guideline 14: Implement a system to enable individual directors to engage outside advisors at the corporation's expense***

Individual directors may, with the authorization of the Corporate Governance and Nominating Committee, engage outside advisors at the expense of the Corporation.

The Management Proxy Circular dated February 12, 2001 for the Corporation's last annual meeting has been filed with the securities commissions or similar authorities in Canada. The Amended Annual Information Form of Fairmont for the year ended December 31, 2000, dated January 18, 2002, has also been filed with the securities commissions or similar authorities in Canada, and under cover of Form 40-F/A with the U.S. Securities and Exchange Commission. The 2002 Management Proxy Circular, and the Annual Information Form for the year ended December 31, 2001 (on or about May 1, 2002), will be available without charge to Fairmont's shareholders, upon request to the Senior Vice President, General Counsel and Secretary of Fairmont Hotels & Resorts Inc., Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7.

Canadian Mail Service Interruption: If there is a mail service interruption in Canada prior to mailing by a shareholder of a completed proxy to Fairmont's transfer agent, Computershare Trust Company of Canada, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of Computershare:

Alberta
530 – 8th Avenue S.W., Suite 600
Calgary

British Columbia
510 Burrard Street, 2nd Floor
Vancouver

Ontario
100 University Ave., 9th Floor
Toronto

Quebec
1800 McGill College Avenue, 6th Floor
Montreal

Shareholders may also fax both sides of their completed proxy to Computershare Trust Company of Canada to the following fax number: 1-514-982-7792.



# AT THE HEART OF IT





FAIRMONT HOTELS & RESORTS INC. 2001 ANNUAL REPORT

Fairmont
HOTELS & RESORTS

ALL OF OUR 30,000 EMPLOYEES AT FAIRMONT HOTELS & RESORTS INC. WERE DEEPLY AFFECTED AND SADDENED BY THE DEVASTATING EVENTS OF SEPTEMBER 11, 2001. WHILE THE CONTENTS OF THIS ANNUAL REPORT TOUCH UPON FINANCIAL AND ECONOMIC REPERCUSSIONS AS WELL AS OUR ONGOING STRATEGY FOR GROWTH IN THE AFTERMATH OF SUCH TRAGEDY, IT DOES NOT CAPTURE THE MAGNITUDE OF SUCH AN INCREDIBLE LOSS OF LIVES. WE ARE THANKFUL THAT NONE OF OUR EMPLOYEES WERE LOST ON THIS DAY THAT WILL REMAIN ETCHED FOREVER IN OUR MINDS. BUT TRAGEDY KNOWS NO BOUNDS AND HAS TOUCHED SO MANY OF OUR COLLEAGUES WHO HAVE LOST LOVED ONES. FOR THOSE WHOSE LIVES WERE TAKEN AWAY AND FOR THE HEART-BROKEN FAMILIES AND FRIENDS WHO WERE LEFT BEHIND, WE WOULD LIKE TO ONCE AGAIN EXPRESS OUR SORROW.

# FINANCIAL HIGHLIGHTS

| (IN MILLIONS OF U.S. DOLLARS) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenues under management [1] | $ 1,570.8 | $ 1,625.6 | $ 1,179.6 |
| **REVENUES** | | | |
| Hotel ownership operations | 489.6 | 464.7 | 439.7 |
| Management operations | 34.3 | 41.8 | 29.1 |
| Investments and other | 18.7 | 24.3 | 21.9 |
| | 542.6 | 530.8 | 490.7 |
| **EXPENSES** | | | |
| Hotel ownership operations | 358.8 | 320.8 | 311.9 |
| Management operations | 18.6 | 14.6 | 11.6 |
| | 377.4 | 335.4 | 323.5 |
| EBITDA [2] | $ 165.2 | $ 195.4 | $ 167.2 |

(1) Consist of revenues from owned, managed and franchised hotels.

(2) Represents operating income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Management considers EBITDA to be a meaningful indicator of performance. This calculation may be different than the calculation used by other entities.



FAIRMONT HOTELS & RESORTS INC.
HOTEL MANAGEMENT OPERATIONS
HOTEL OWNERSHIP OPERATIONS
67% FAIRMONT HOTELS & RESORTS
100% DELTA HOTELS
100% FHR REAL ESTATE
35% LEGACY HOTELS



Built in 1890, The Fairmont Chateau Lake Louise is truly a timeless beauty. Nestled among the Canadian Rockies, our "Diamond in the Wilderness" is an outdoor enthusiast's paradise. Construction of a conference facility and additional guestrooms is scheduled to begin in the spring of 2002 with completion anticipated in 2004.

# MESSAGE TO OUR SHAREHOLDERS

THE YEAR 2001 REPRESENTED A TURNING POINT FOR FAIRMONT HOTELS & RESORTS INC. ("FHR" OR THE "COMPANY").

On February 13, 2001, Canadian Pacific Limited ("CPL") announced its intention to reorganize its operating businesses into five separate public companies. With the completion of the reorganization on October 1, 2001, we became an independent publicly-traded hotel company and remain the surviving entity of the CPL group. Consequently, our financial results for the year contain substantial non-recurring items, including the operating results of CPL's four discontinued businesses, reorganization expenses and CPL corporate expenses.

The reorganization created significant potential for us, enhancing our future prospects for growth and value creation. Today, we have a unique collection of owned and managed hotels, a growing luxury brand and a highly beneficial relationship with Legacy Hotels Real Estate Investment Trust ("Legacy"). In addition, we have a very low level of debt, two large undeveloped land blocks in Toronto and Vancouver and substantial tax assets.

The tragic events of September 11 created a level of uncertainty within the lodging industry. Initial fears about the repercussions on the industry have diminished significantly as travel data shows a steady recovery in revenue per available room ("RevPAR"). During this time, we have been less affected than our peers. The negative impact was mitigated by our considerable Canadian hotel ownership component and the fact that our U.S. city center hotels, the segment of the business most severely impacted, are managed rather than owned.

Despite the difficult economic environment, we were able to maintain our revenues under management, which experienced a minimal decline of 3.4%. Operating income before interest, taxes, amortization, other income and expenses, reorganization and corporate expenses ("EBITDA") was $165 million, down 15.5% from $195 million in 2000. Notwithstanding poor market conditions, we were able to sustain average daily rates ("ADR") on our managed portfolios as well as increase ADR at our owned portfolio.

The general economic slowdown in the North American economy, exacerbated by the events of September 11, adversely affected our performance most significantly in the third and fourth quarters. Repercussions on performance were most severe in the third quarter as it is traditionally our strongest earnings period. To offset the decrease in demand, we initiated a number of cost control and reduction strategies, which should further benefit the Company when the economy recovers and demand increases. In addition, minimal new hotel supply over the next few years should contribute to improved performance in the luxury sector. Despite the uncertainty surrounding the North American economy, we are well positioned to further expand our presence within the lodging industry in 2002.

Our distinguishing competitive strengths include an irreplaceable collection of assets, a unique capital generating ability through Legacy, generous incentive fee structures and a very low level of debt.

We own and manage a portfolio of world class hotels and resorts located in prime city locations and destination resorts throughout North America. The 2002 *Condé Nast Traveler*'s prestigious Gold List includes 21 Fairmont Hotels & Resorts ("Fairmont") properties, representing over half of the Fairmont portfolio, up from 19 hotels on the 2001 Gold List.

Our financial results are driven by nine wholly-owned resorts in six key destinations that generated approximately 66% of our 2001 EBITDA. Many of these resorts are historic landmarks with broad international recognition, located in markets with high barriers to entry. Six of these properties have recently completed or are nearing the completion of major renovation programs. While the renovations negatively impacted 2001 performance, we expect that an attractive return on the capital invested will be achieved once the upgrades are completed and the resorts become fully operational. Typically, this occurs one to two years after completion.

In addition to real estate assets, we have two high-quality brands, Fairmont and Delta Hotels ("Delta"). Fairmont is North America's largest luxury hotel management company as measured by rooms under management. In December 2000, Fairmont expanded its collection of luxury hotels to 36 when the brand was extended to include the 20 former Canadian Pacific luxury hotels. In 2001, Fairmont further extended its brand with the addition of The Fairmont Kea Lani Maui. With an emerging brand that is currently represented in only 10 of the top 25 U.S. markets, our primary focus for growth will be in the U.S., where we have an established infrastructure and growing brand awareness. Expansion outside of North America will be opportunistic. We will likely seek strategic equity partners who have influence in the region and a willingness to invest in hotel real estate. We implemented this strategy in February 2002, when we opened The Fairmont Dubai with our partner, the private office of His Highness Dr. Sheikh Sultan bin Khalifa Al Nahyan of Abu Dhabi.



THE FAIRMONT DUBAI

THE FAIRMONT DUBAI

Opened in February 2002, this property blends contemporary design and urban chic.

Amenities include:

- 394 guestrooms, including 128 luxurious suites and 66 Fairmont Gold rooms
- 12 dining and entertainment venues
- Willow Stream - The Spa at The Fairmont Dubai
- A state-of-the-art business center
- A 225-seat auditorium

Delta is the largest first class hotel management company in Canada, with 39 hotels and resorts. Although Delta represented only 5% of the Company's 2001 EBITDA, the brand enables us to maintain a dominant position in the Canadian marketplace and allows us to realize substantial synergies by sharing the costs of finance and accounting, technology, legal and corporate services, procurement and design and construction. For the second consecutive year, *The Globe and Mail*'s prestigious *Report on Business Magazine* recognized Delta as one of the "Top 50 Best Companies to Work for in Canada" in 2001.

We have the ability to generate significant earnings growth through our long-term, incentive-based management contracts. With an average remaining term of more than 40 years, among the longest in the industry, Fairmont's management contracts provide income from stable base fees and growing incentive fees. Few of our Fairmont management contracts produced incentive fees in 2001 as most of our contracts are only a few years old and hotel operating results were adversely impacted by the events of September 11. However, within the next few years, we expect that substantially all of our contracts will be earning incentive fees, considerably increasing the return from management activities.

Our unique affiliation with Legacy enables us to generate additional capital. Legacy is Canada's largest hotel real estate investment trust, widely-held by Canadian and U.S. retail and institutional investors. With a conservative debt level, all of which is non-recourse to FHR, Legacy has significant capacity for acquisitions. Through our strategic alliance, we are able to sell stabilized hotels to Legacy on a tax-efficient basis while retaining long-term management contracts. Our approximate 35% interest in Legacy provides us with a significant portion of the future upside of the properties. We can reinvest the sale proceeds in our existing assets, acquire new properties, either through full ownership or a minority equity investment, or buy back our shares. As an example, in 2001, we sold The Fairmont Empress and Fairmont Le Château Frontenac to Legacy and used the proceeds to purchase the Kea Lani Resort in Hawaii, now branded The Fairmont Kea Lani Maui.

Our strong balance sheet provides us with considerable financial flexibility. Our low debt level gives us the financial strength to withstand the difficulties of current market conditions and will enable us to expand the brand by capitalizing on acquisition opportunities where we can add value.

Assuming continued recovery in the lodging industry throughout 2002, we should experience gradual increases in ADR over the next year. We intend to grow management operations in 2002 with additional management contracts for both Fairmont and Delta. As well, we will capitalize on attractive acquisition opportunities.

I would like to express my sincere appreciation for the continued efforts of our employees. We were especially proud of their response to the tragic events of September 11 as they assisted travelers across North America. We have since received many letters of thanks from guests who remember individual acts of kindness during a very difficult time. Also, I would like to take this opportunity to welcome our new Board of Directors, whose diverse backgrounds and depth of experience will be invaluable to the future of the Company. We look forward to the opportunities that 2002 will present us as an independently-traded hotel company. FHR is a strong competitor in the lodging industry with exceptional growth potential and the ability and commitment to deliver superior value to you, our shareholders.



**WILLIAM R. FATT**
Chief Executive Officer
February 11, 2002

# HOTEL PORTFOLIO



FAIRMONT HOTELS & RESORTS
DELTA HOTELS
Whistler (1,3)
Jasper (1)
Edmonton (1,2)
Kamloops (2002) (1)
Lake Louise (1)
Red Deer (1)
Vancouver/Richmond (3,3)
Banff/Kananaskis (1,1)
Victoria (1,1)
Calgary (1,2)
Saskatoon (1)
Regina (1)
Winnipeg (1,1)
St. John's (1,1)
Charlevoix (1)
Sydney (1)
Moncton (1)
Charlottetown (1)
Québec City (1)
Mont-Tremblant (1)
Trois-Rivières (1)
Saint John/St. Andrews (1,1)
Sherbrooke (1)
Halifax (2)
Montebello (1)
Montreal (1,2)
Ottawa (1,1)
Muskoka (4)
Haliburton (1)
Toronto (1,5)
London (1)
Boston (1)
San Francisco (1)
New York (1)
San Jose (1)
Chicago (1)
Kansas City (1)
Santa Monica (1)
Scottsdale (1)
Bermuda (2)
Dallas (1)
New Orleans (1)
Dubai (1)
UNITED ARAB EMIRATES
MEXICO
HAWAIIAN ISLANDS
Wailea, Maui (1)
Puerto Rico (1)
(2003)
Acapulco (1)
Barbados (2)

## Fairmont Hotels & Resorts

(TOTAL 19,222 GUESTROOMS)

| PROPERTY | LOCATION | GUESTROOMS |
|---|---|---|
| **United States** | | |
| **The Fairmont Kea Lani Maui** | Wailea, Maui, Hawaii | 450 |
| **The Fairmont San Francisco** | San Francisco, California | 591 |
| **The Fairmont San Jose** | San Jose, California | 805 |
| **The Fairmont Miramar Hotel Santa Monica** | Santa Monica, California | 302 |
| **The Fairmont Scottsdale Princess** | Scottsdale, Arizona | 651 |
| **The Fairmont Dallas** | Dallas, Texas | 551 |
| **The Fairmont Kansas City At The Plaza** | Kansas City, Missouri | 366 |
| **The Fairmont New Orleans** | New Orleans, Louisiana | 700 |
| **The Fairmont Chicago** | Chicago, Illinois | 692 |
| **The Plaza** A Fairmont Managed Hotel | New York, New York | 805 |
| **The Fairmont Copley Plaza Boston** | Boston, Massachusetts | 379 |
| **Canada** | | |
| **The Fairmont Empress** | Victoria, British Columbia | 476 |
| **The Fairmont Vancouver Airport** | Richmond, British Columbia | 392 |
| **The Fairmont Hotel Vancouver** | Vancouver, British Columbia | 556 |
| **The Fairmont Waterfront** | Vancouver, British Columbia | 489 |
| **The Fairmont Chateau Whistler** | Whistler, British Columbia | 550 |
| **The Fairmont Jasper Park Lodge** | Jasper, Alberta | 446 |
| **The Fairmont Chateau Lake Louise** | Lake Louise, Alberta | 487 |
| **The Fairmont Banff Springs** | Banff, Alberta | 770 |
| **The Fairmont Palliser** | Calgary, Alberta | 405 |
| **The Fairmont Hotel Macdonald** | Edmonton, Alberta | 198 |
| **The Fairmont Winnipeg** | Winnipeg, Manitoba | 340 |
| **The Fairmont Royal York** | Toronto, Ontario | 1,365 |
| **Fairmont Château Laurier** | Ottawa, Ontario | 429 |
| **Fairmont Le Château Montebello** | Montebello, Quebec | 211 |
| **Fairmont The Queen Elizabeth** | Montreal, Quebec | 1,050 |
| **Fairmont Tremblant** | Mont-Tremblant, Quebec | 316 |
| **Fairmont Le Château Frontenac** | Quebec City, Quebec | 617 |
| **Fairmont Le Manoir Richelieu** | Charlevoix, Quebec | 405 |
| **The Fairmont Algonquin** | St. Andrews-by-the-Sea, New Brunswick | 234 |
| **The Fairmont Newfoundland** | St. John's, Newfoundland | 301 |
| **International** | | |
| **The Fairmont Acapulco Princess** | Acapulco, Mexico | 1,017 |
| **The Fairmont Pierre Marques** | Acapulco, Mexico | 335 |
| **The Fairmont Southampton Princess** | Southampton, Bermuda | 593 |
| **The Fairmont Hamilton Princess** | Hamilton, Bermuda | 410 |
| **The Fairmont Royal Pavilion** | St. James, Barbados | 76 |
| **The Fairmont Glitter Bay** | St. James, Barbados | 68 |
| **The Fairmont Dubai** | Dubai, United Arab Emirates | 394 |
| **Puerto Rico Resort** (2003) | Rio Grande, Puerto Rico | N/A |

## Delta Hotels

(TOTAL 11,430 GUESTROOMS)

| PROPERTY | LOCATION | GUESTROOMS |
|---|---|---|
| **Canada** | | |
| **Delta Victoria Ocean Pointe Resort and Spa** | Victoria, British Columbia | 245 |
| **Delta Sun Peaks Resort** (2002) | Kamloops, British Columbia | N/A |
| **Delta Vancouver Airport** | Richmond, British Columbia | 415 |
| **Delta Vancouver Suites** | Vancouver, British Columbia | 225 |
| **Delta Pinnacle** | Vancouver, British Columbia | 434 |
| **Delta Whistler Resort** | Whistler, British Columbia | 288 |
| **Delta Whistler Village Suites** | Whistler, British Columbia | 207 |
| **Tantalus Lodge** | Whistler, British Columbia | 76 |
| **Delta Bow Valley** | Calgary, Alberta | 398 |
| **Delta Calgary Airport** | Calgary, Alberta | 296 |
| **Delta Lodge at Kananaskis** | Kananaskis Village, Alberta | 321 |
| **Delta Edmonton Centre Suite Hotel** | Edmonton, Alberta | 169 |
| **Delta Edmonton South Hotel and Conference Centre** | Edmonton, Alberta | 237 |
| **Delta Red Deer Hotel and Conference Centre** | Red Deer, Alberta | 219 |
| **Delta Bessborough** | Saskatoon, Saskatchewan | 225 |
| **Delta Regina** | Regina, Saskatchewan | 255 |
| **Delta Winnipeg** | Winnipeg, Manitoba | 392 |
| **Delta London Armouries** | London, Ontario | 250 |
| **Delta Meadowvale Resort and Conference Centre** | Mississauga, Ontario | 374 |
| **Four Points Hotel Toronto Airport** | Mississauga, Ontario | 296 |
| **Delta Toronto Airport** | Toronto, Ontario | 250 |
| **Delta Chelsea** | Toronto, Ontario | 1,590 |
| **Delta Toronto East** | Toronto, Ontario | 368 |
| **Delta Pinestone Resort** | Haliburton, Ontario | 103 |
| **Delta Sherwood Inn** | Port Carling, Ontario | 49 |
| **Delta Grandview Resort** | Huntsville, Ontario | 130 |
| **Delta Rocky Crest Resort** | MacTier, Ontario | 65 |
| **Delta Lake Joseph Resort** | Port Carling, Ontario | 21 |
| **Delta Ottawa Hotel and Suites** | Ottawa, Ontario | 328 |
| **Delta Montreal** | Montreal, Quebec | 456 |
| **Delta Centre-Ville** | Montreal, Quebec | 711 |
| **Delta Sherbrooke Hotel and Conference Centre** | Sherbrooke, Quebec | 178 |
| **Delta Trois-Rivières Hotel and Conference Centre** | Trois-Rivières, Quebec | 159 |
| **Delta Brunswick** | Saint John, New Brunswick | 255 |
| **Delta Beauséjour** | Moncton, New Brunswick | 310 |
| **Delta Halifax** | Halifax, Nova Scotia | 296 |
| **Delta Barrington** | Halifax, Nova Scotia | 200 |
| **Delta Sydney** | Sydney, Nova Scotia | 152 |
| **Delta Prince Edward** | Charlottetown, Prince Edward Island | 211 |
| **Delta St. John's Hotel and Conference Centre** | St. John's, Newfoundland | 276 |



Built in 1907, The Plaza reigns over New York's Central Park with a grace and glamour that has drawn visitors from around the globe throughout the century. In 2001, for the 11th consecutive year, the hotel was voted "Best Business Hotel in North America" by *Business Traveler Magazine*.

FORMED IN OCTOBER 1999, FAIRMONT IS NORTH AMERICA'S LARGEST OPERATOR OF LUXURY HOTELS AND RESORTS. FAIRMONT IS 67% OWNED BY FHR, WITH MARITZ, WOLFF & CO. AND AN AFFILIATE OF HIS ROYAL HIGHNESS PRINCE ALWALEED BIN TALAL BIN ABDUL AZIZ AL SAUD ("PRINCE ALWALEED"), EACH OWNING 16.5%.

Today, the Fairmont brand is synonymous with the luxury and elegance of its distinctive portfolio of 38 hotels. These defining properties include the original seven Fairmont hotels located in key U.S. gateway cities, the collection of 20 Canadian hotels and resorts formerly under the Canadian Pacific flag and the seven Princess properties acquired in 1998.

Following the rebranding of the Canadian hotels in 2000, Fairmont began 2001 with an enhanced portfolio of luxury hotels and resorts wholly integrated under the strength of one luxury brand. Renowned for such legendary hotels as The Plaza in New York, The Fairmont Banff Springs in the Canadian Rockies and The Fairmont San Francisco, Fairmont attracts a truly international clientele. With extraordinary meeting and convention facilities, Fairmont is an industry leader within the luxury group market. Within the luxury individual transient market, the Fairmont brand is gaining momentum with some of the most affluent consumers in North America. A recent brand research study demonstrates that past guests, from both the business and leisure sectors, continue to look for opportunities to give the Fairmont brand a greater share of their travel. This is particularly important because increased recognition of the Fairmont luxury brand, combined with affluent consumers' positive attitude, will allow Fairmont to increase its ADR to positively impact RevPAR and gross revenues.

The research study also indicates that the Company has the greatest opportunity for growth within the luxury transient market. With a presence in only 10 of the top 25 U.S. markets, Fairmont has the unique opportunity to partner with owners or acquire luxury hotels in key markets and expand the brand throughout the lucrative U.S. market in both primary cities and resort destinations.

**Fairmont Revenues under management** (in billions of U.S. Dollars)


0.9
1.3
1.3
99
00
01

**Fairmont EBITDA**[1] (in millions of U.S. Dollars)


17.2
31.9
24.1
99
00
01

**Fairmont Revenues under management** (by property type)


City Center
55%
45%
Resort

1 Fairmont was acquired in October 1999. For the period from January 1999 to September 1999, the results of the Company's previous management company have been included.

In February 2001, FHR continued to grow the Fairmont brand with the addition of an all-suite and villa resort, The Fairmont Kea Lani Maui in Hawaii. In February 2002, Fairmont opened its first overseas property with the addition of a new hotel in Dubai. Fairmont partnered with the private office of His Highness Dr. Sheikh Sultan bin Khalifa Al Nahyan and has an approximate 27% stake in The Fairmont Dubai.

Within the Company's existing portfolio, owners have made a strong commitment to Fairmont by investing substantial resources to upgrade properties. Earlier in the year, The Fairmont San Francisco unveiled a full hotel renovation, restoring the property to its original grandeur. The Fairmont Miramar Hotel Santa Monica completed renovations to all guestrooms and public spaces in mid-2001 and The Fairmont San Jose opened an additional 250 guestrooms in February 2002. Several of Legacy's hotels have also undergone major renovations including a refurbished lobby and signature restaurant at The Fairmont Royal York. A multi-phase renovation program at Fairmont The Queen Elizabeth in Montreal is ongoing which includes guestrooms, corridors and the hotel lobby. In addition, FHR has invested significant capital in its owned portfolio. Once these hotels emerge from renovation, their capital improvements should help drive performance in 2002 and beyond.



THE FAIRMONT ALGONQUIN





THE FAIRMONT SOUTHAMPTON PRINCESS

During the past year, a substantial investment was made in technology designed to support Fairmont's focus on the luxury traveler. By collecting information from key points of customer contact – such as the property management systems, the central reservations system and Fairmont's website, www.fairmont.com – in a centralized "data warehouse", employees are now able to provide customized service and promotion to luxury travelers throughout the portfolio. The targeted activities will help increase revenues and build loyalty for the Fairmont portfolio.

Since launching the new President's Club in 2000, Fairmont continues to enhance its recognition program for its most valuable customers, ensuring that members are recognized and receive personalized service during every Fairmont stay. In 2001, the membership base grew by 40% and generated a 17% increase in member reservations.

Complementing these e-commerce initiatives, Fairmont announced an agreement with Cisco Systems Inc. to provide all Fairmont properties with secure, high-speed Internet access. Fairmont will be the first luxury hotel company to offer Internet connectivity in all hotels. Meeting rooms, public areas and some guestrooms in most hotels were wired in 2001 and the remaining guestrooms at most hotels are planned to be connected in 2002.

In August 2001, Fairmont launched a new interactive website, allowing guests to view properties, book room reservations and plan all components of a Fairmont experience, including recreational activities such as golf, spa and restaurant reservations. By enabling guests to book many of the elements of their stay, Fairmont allows its guests to enhance their experience while providing Fairmont with the ability to capture additional revenue opportunities.



THE FAIRMONT CHATEAU WHISTLER





THE FAIRMONT MIRAMAR HOTEL SANTA MONICA

The Company introduced its new signature spa brand, Willow Stream – the Spas at Fairmont, at the end of 2001, further enhancing the luxury experience and service associated with the Fairmont brand. Spas at The Fairmont Scottsdale Princess, The Fairmont Empress and The Fairmont Dubai recently opened. In 2002, spas under the Willow Stream brand will open at The Fairmont Southampton Princess and The Fairmont Acapulco Princess. In addition, The Fairmont Banff Springs will rebrand its existing spa. By offering a consistent luxury spa product, Fairmont has the opportunity to attract more affluent travelers as well as expand its local business.

Fairmont's management operations are another growing source of revenue for the Company. With an average remaining term of over 40 years, Fairmont's management contracts are among the longest in the industry, providing revenue from both stable base fees and growing incentive fees. Incentive fees are earned as a result of improvements in financial performance, usually above a pre-determined level. Once the hotel meets this threshold, Fairmont's incentive fee entitlements provide it with a significant percentage of the future earnings growth of its managed hotel for the life of the contract. In 2001, few Fairmont management contracts earned incentive fees. Within the next few years, substantially all of Fairmont's managed hotels are expected to begin earning incentive fees.

In order to maintain its growth and capitalize on new opportunities, Fairmont is committed to the development of its luxury brand. In the luxury hotel market, brand perception and brand loyalty are critical to success. This is important to owners because it positions their assets for maximum value and maximum return. For guests, it represents superior service and accommodation, supporting higher room rates on existing and new properties. The Company will remain focused on improving the quality of the brand through its capital expenditure programs and its continued effort towards portfolio growth. In 2002, Fairmont sees the greatest opportunity for growth in the U.S. market where it can capitalize on its emerging brand. Fairmont will achieve growth in earnings through improved performance of recently renovated properties, by realizing increased incentive fees and by continuing to expand the portfolio.

# DELTA HOTELS

HOTEL MANAGEMENT OPERATIONS

FHR ACQUIRED DELTA IN 1998, STRENGTHENING THE COMPANY'S LEADERSHIP POSITION IN CANADA. WITH 39 MANAGED AND FRANCHISED PROPERTIES, DELTA IS CANADA'S LARGEST FIRST CLASS HOTEL MANAGEMENT COMPANY, MORE THAN DOUBLE THE SIZE OF ITS CLOSEST COMPETITOR IN CANADA.

The addition of a complementary brand has enabled FHR to benefit from significant synergies in the areas of finance and accounting, technology, legal and corporate services, procurement and design and construction. These savings allow FHR's two brands to provide both cost effective and quality services, while generating attractive margins for hotel owners.

Since its acquisition, Delta has undergone a complete transformation and reaffirmed its position in the marketplace. Since 1998, Delta has expanded its portfolio, growing from 26 to 39 properties in 2001. Eleven of Delta's managed hotels are owned by Legacy, setting the foundation for a secure and stable base as well as enhancing Delta's quality and brand image. In conjunction with Delta's expansion, many of its existing properties have undergone renovation programs.

Delta's management contracts have an average remaining term of over 10 years, providing revenue from both base and incentive fees. Currently, approximately one-third of Delta's management contracts earn incentive fees. Within the next few years, Delta expects that the majority of its contracts will be earning incentive fees.

The improved quality of Delta's portfolio is further enhanced by its commitment to service. In 2001, for the second consecutive year, *The Globe and Mail*'s respected *Report on Business Magazine* recognized Delta as one of the "Top 50 Companies to Work for in Canada." As the only Canadian hotel company recipient of the National Quality Institute's ("NQI") Canada Awards for Excellence in 2000, Delta continues to implement the principles of NQI and measures excellence in its hotels by implementing quality business assessments.

**Delta Revenues under management**
(in millions of U.S. Dollars)


309.0
328.1
317.9
99
00
01

**Delta EBITDA**
(in millions of U.S. Dollars)


6.3
8.6
7.6
99
00
01

**Delta Revenues under management**
(by property type)


15%
Resort
City Center
85%

The NQI award is similar in stature to the prestigious Malcolm Baldridge Award in the U.S.

Already firmly established through the strength of its city center and airport hotels located in all major Canadian business centers, Delta is focused on expanding its resort portfolio. In January 2001, Delta assumed management of four ClubLink golf resort properties in the Muskoka region of Ontario. In September 2001, Delta assumed management of the Delta Victoria Ocean Pointe Resort and Spa located in the heart of Victoria, overlooking the harbor. This four-star property, which is included in the 2002 *Condé Nast Traveler's* prestigious Gold List, is an urban-spa resort and an important link to Delta's continuity from coast to coast. While the addition of these resort properties strengthen a growing portfolio, they also represent expanding owner confidence in Delta's improved image and portfolio quality, its brand presence and its ability to enhance performance.



DELTA WHISTLER VILLAGE SUITES



DELTA TORONTO EAST



DELTA LAKE JOSEPH RESORT

In 2001, the development of the Delta Sun Peaks Resort, of which FHR has a minority equity interest, experienced a setback due to a major fire during construction. Originally scheduled to open in December 2001, the 226-room resort near Kamloops, British Columbia is now expected to open in the fourth quarter of 2002.

In January 2002, Delta assumed management of the 225-room Capri Hotel, Trade & Exhibition Centre in Red Deer, Alberta. The hotel, to be renamed the Delta Red Deer Hotel and Conference Centre in the first quarter of 2002, is the largest full service hotel in Red Deer and one of the largest meeting facilities in the province of Alberta.

While the challenges of poor market conditions will affect performance during the first half of 2002, Delta will benefit from the strength and stability of its Canadian portfolio. The ongoing focus for 2002 will be to expand the brand presence within Canada, with an emphasis on management contracts for resort and city center properties in key markets. Delta will continue its efforts to enhance product and services through the principles of its award-winning quality program. Delta will achieve growth in earnings through additional income generated by an expanded portfolio and by realizing increased incentive fees from existing management contracts.

## THE FAIRMONT KEA LANI MAUI

A luxurious haven in one of the most scenic places on earth, The Fairmont Kea Lani Maui rests gracefully on Polo Beach, on the southwest shores of Maui. Acquired in February 2001, the recently-branded 450 all-suite resort offers the best in accommodation and recreational facilities.



# FHR REAL ESTATE

HOTEL OWNERSHIP OPERATIONS

FHR OWNS HOTEL REAL ESTATE INTERESTS IN 21 HOTELS. OF THESE PROPERTIES, 16 ARE WHOLLY OWNED WITH MINORITY INTERESTS HELD IN THE REMAINING FIVE HOTELS. FAIRMONT MANAGES 19 OF THESE PROPERTIES AND DELTA MANAGES TWO.

When acquiring assets, FHR Real Estate Corporation ("Fairmont Real Estate") invests in properties reflecting Fairmont's luxury brand requirements – large hotels with significant meeting space, located in either primary city center markets or protected resort destinations. Seeking opportunities to maximize revenue potential, Fairmont Real Estate acquires and repositions under-performing luxury real estate assets by branding the hotel, improving its management and investing capital in the property. Once operating performance is stabilized, the hotel is a potential candidate for sale. Through this process, FHR is able to realize the asset appreciation, generate tax-efficient cash and reinvest capital for future growth, while retaining long-term management contracts on the properties sold.

In 2001, nine owned resorts in six locations generated approximately 66% of the Company's total EBITDA. Six of these assets have recently completed or are nearing the completion of major renovation programs, which negatively impacted EBITDA in 2001. The Fairmont Banff Springs unveiled a major renovation to its lobby, entrance area, all public space and restaurants in October 2001. The Fairmont Scottsdale Princess completed a 44,000 square foot, full-service luxury spa late in 2001. In Bermuda, The Fairmont Southampton Princess and The Fairmont Hamilton Princess were under major renovation that included lobbies, public areas, and the addition of Fairmont Gold and guest-room upgrades. During the past two years, The Fairmont Acapulco Princess upgraded all guestrooms and its lobby area. The Fairmont Pierre Marques closed in May 2001 for a significant renovation, repositioning the resort for its opening in December 2001. In some instances, renovations were accelerated during lower occupancy periods.

**Hotel** ***Ownership*** **Revenues** (in millions of U.S. Dollars)



451.3
477.6
500.9
99
00
01


**Hotel** ***Ownership*** **EBITDA** (in millions of U.S. Dollars)



133.4
143.5
126.1
99
00
01


**Hotel** ***Ownership*** **EBITDA** (by location)



Scottsdale
15%
Whistler
11%
18%
Hawaii
11%
Mexico
5%
Bermuda
Banff National Park
27%
13%
Balance of Portfolio





THE FAIRMONT BANFF SPRINGS

Opened in 1888, and often referred to as the "Castle in the Rockies", The Fairmont Banff Springs is a year-round resort located in Banff National Park. Few hotels in the world can rival the majesty, hospitality and scenery of this resort, a symbol of opulence and glamour. Styled after a Scottish baronial castle, the resort offers stunning vistas, a championship golf course, unparalleled skiing, classic cuisine and a world class European-style spa. In late 2001, the resort completed a major renovation program returning the hotel to its original splendor.

These capital projects are expected to provide substantial earnings growth potential through increased ADR, enhanced retail outlets and the addition of new services including Willow Stream – the Spas at Fairmont. In addition to the new spas at The Fairmont Scottsdale Princess and The Fairmont Dubai, Willow Stream spas are in the final phases of construction at The Fairmont Southampton Princess and The Fairmont Acapulco Princess, to open in the spring 2002.

In 2002, the capital improvement budget will be allocated to a new conference center and additional guestrooms at The Fairmont Chateau Lake Louise, with the balance assigned to the remaining resort renovation projects nearing completion in early 2002.

In addition to heavily investing in its current portfolio of assets, Fairmont Real Estate also completed significant acquisitions and divestitures in 2001. In February 2001, Fairmont Real Estate sold The Fairmont Empress and Fairmont Le Château Frontenac to Legacy, evidencing the Company's value creation strategy. Fairmont maintained long-term management contracts on these properties. The proceeds from the sale were used to acquire the Kea Lani Resort on the Wailea coast in Maui, now branded The Fairmont Kea Lani Maui.

In early 2001, Fairmont Real Estate acquired the remaining 51% of its two Barbados resorts, The Fairmont Glitter Bay and The Fairmont Royal Pavilion.

In July 2001, Fairmont Real Estate purchased a 50% interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed, who will continue to own the remaining 50% interest. Fairmont already managed this property prior to the acquisition but significantly extended the management contract as part of the transaction. Located in a key U.S. gateway city, this hotel is a critical ambassador of the Fairmont brand. As such, FHR and its partner will begin a substantial restoration program in late 2002 to upgrade the property.

In 2001, FHR announced a carefully planned overseas expansion with the opening of Dubai's newest convention hotel, The Fairmont Dubai. This hotel reflects FHR's opportunistic expansion overseas with partners who have influence in the region and are willing to invest in hotel real estate. FHR invested $29 million for a minority stake in the property and Fairmont obtained a long-term management contract. Our partner, the private office of His Highness Dr. Sheikh Sultan bin Khalifa Al Nahyan, plans to open two additional hotels over the next few years, which Fairmont will have the opportunity to manage.

Despite the difficult economic conditions of 2001, FHR's real estate portfolio continues to have substantial earnings growth potential through the strength of its world class assets in unrivaled locations and, in many cases, protected markets with high barriers to entry. In the near term, market conditions should be offset by low supply growth in the industry. Scottsdale is the only market where significant new supply is anticipated, with the addition of two new hotels in 2003. Given the Company's healthy balance sheet, FHR is ideally positioned to capitalize on acquisition opportunities. In the long term, the ability to raise cash from sales to Legacy as a result of the strategic alliance will provide FHR with the opportunity to fund its growth strategy, creating substantial value for the Company and its shareholders.



THE FAIRMONT HAMILTON PRINCESS

Since 2000, a major renovation project has been ongoing at the hotel, including the addition of Fairmont Gold guestrooms and a spacious lounge. Completion of the hotel's program is scheduled for the spring of 2002.



THE FAIRMONT SCOTTSDALE PRINCESS

The 44,000 sq. ft. Willow Stream – the Spa at The Fairmont Scottsdale Princess opened in December 2001. The spa's soothing mesa rooftop pool combines the healing elements of water and air under the cobalt canopy of the Arizona sky.



## THE FAIRMONT EMPRESS

Rising regally on the banks of Victoria's Inner Harbour, The Fairmont Empress displays the grandeur of a bygone era. During the summer months, the hotel serves afternoon tea to more than 800 people per day who come to enjoy a tradition that has been part of the hotel since it first opened in 1908. In January 2002, Willow Stream – the Spa at The Fairmont Empress opened, offering guests the latest in luxury spa treatment.

FHR CURRENTLY HOLDS AN APPROXIMATE 35% INTEREST IN LEGACY, WHOSE UNITS ARE WIDELY-HELD AND TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE TRADING SYMBOL LGY.UN.

Legacy owns a distinguished portfolio of 21 luxury and first class hotels and resorts across Canada. Fairmont manages Legacy's 10 luxury properties, while Delta manages the remaining 11 first class hotels. Since its inception in 1997, Legacy has nearly doubled its portfolio to 21 hotels from its original 11, increasing its guestroom base by 72% to over 9,500 guestrooms.

FHR's unique affiliation with Legacy is a strategic relationship unparalleled within the industry. This alliance with a hotel real estate owner enables FHR to generate cash by selling its owned, stabilized assets on a tax-efficient basis while maintaining long-term management contracts. Through its equity interest in Legacy and revenues from long-term management contracts, FHR enjoys a substantial portion of the future profitability of the hotels sold to Legacy. FHR's approximate one-third ownership directly aligns both parties' interests in Legacy's performance. As a result of this relationship, Legacy has access to a unique collection of properties that will further enhance the quality and diversification of its current portfolio.

The February 2001 sale by FHR of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy demonstrated the unique benefits of this strategy. From the total sale price of approximately $200 million, FHR received the proceeds on a tax-deferred basis and was able to reinvest a significant amount of this capital.

FHR has identified a number of its owned properties to be considered for future sale to Legacy once operating performances have stabilized. In light of deteriorating market conditions as a result of the events of September 11, the previously announced discussions between Legacy and FHR for the sale of The Fairmont Chateau Whistler have been postponed but are anticipated to resume sometime in 2002.

In February 2002, Legacy issued CDN$150 million of convertible unsecured subordinated debentures, substantially increasing its acquisition capacity.

While the travel industry has faced exceptional challenges in 2001, the portfolio of assets owned by Legacy and

**Legacy Revenues**
(in millions of Cdn Dollars)


441.9
501.7
606.8
99
00
01

**Legacy Hotel EBITDA**[1]
(in millions of Cdn Dollars)


106.8
121.7
140.2
99
00
01

**Legacy Distributable Income**
(in millions of Cdn Dollars)


59.8
67.3
63.9
99
00
01

1 Legacy's hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses.

the strength of the management brands support FHR's confidence in Legacy's ability to perform. Demonstrating its commitment to the long-term value of Legacy as an investment and as a partner, FHR reinvested its quarterly distributions in Legacy's units for the last two quarters of 2001 in lieu of cash distributions. FHR will review this decision on a quarterly basis going forward.

A substantial portion of Legacy's earnings are derived from its recently-branded luxury Fairmont properties. As brand awareness improves, Legacy is expected to be able to generate higher ADR, driving operating performance at its hotels. FHR's participation in this growth, through its equity interest and management fees, combined with its ability to generate cash through asset sales while retaining long-term management contracts for Fairmont and Delta, positions Legacy as a strong strategic partner.

## OTHER OPERATIONS

AS THE REMAINING BUSINESS OF CPL, FHR IS THE BENEFICIARY OF SEVERAL LARGE LAND BLOCKS IN PRIME DOWNTOWN LOCATIONS IN TORONTO AND VANCOUVER.

The Southtown lands in Toronto are located in the downtown core between the financial district and Lake Ontario. These Toronto lands are zoned for the development of 5.8 million square feet of commercial and residential space. In downtown Vancouver, the Coal Harbour lands stretch along the Burrard Inlet waterfront close to Stanley Park and overlook the coastal mountains. The zoning for these Vancouver lands allows for the development of 2.7 million square feet of commercial and residential space. FHR owns a 75% interest in the Vancouver lands and 100% of the Toronto lands. Within each landholding, zoning permits a hotel development. To date, FHR has contracted to sell the remaining three Coal Harbour residential sites, and has sold one of the four Coal Harbour commercial sites. These sales represent a value of approximately $42 million. FHR intends to sell the remaining land blocks in Vancouver and Toronto within a two to five-year period.



ARIAL VIEW OF SOUTHTOWN LANDS



VIEW OF COAL HARBOUR

## SOCIAL RESPONSIBILITIES

COMMITMENT TO THE ENVIRONMENT

Since the launch of its Green Partnership Program in 1990, Fairmont has set industry standards for environmental responsibility. Through the ongoing dedication and commitment of its employees, Fairmont's aggressive environmental program has established and implemented strong policies in the areas of energy efficiency, water conservation, procurement and waste management. With over 10 years of successes and the completion of more than 1,000 major chain-wide environmental initiatives, Fairmont continues to seek innovative ways to expand and strengthen the program. Today, Fairmont's Green Partnership Program is widely recognized as the most comprehensive program in the North American hotel industry. Fairmont intends to launch its award-winning program in its U.S. properties in 2002.

COMMITMENT TO HEALTH AND SAFETY

FHR is committed to the protection of its employees against work-related injuries and illness through on-going education, training and communication. FHR strives to eliminate workplace hazards and prevent accidents through safe practices. Since establishing comprehensive health and safety standards throughout its hotels in 1991, Fairmont has successfully decreased its company-wide accident frequency rate by 80% as well as its company-wide accident severity rate by 83%.

COMMITMENT TO COMMUNITIES

Recognizing its social responsibility, FHR remains committed to a variety of community relations' initiatives. In May 2001, Fairmont extended its Adopt-A-Shelter program to its U.S. hotels. This program assists physically and mentally abused women currently living in shelters, through the donation of goods made available from its hotels. Delta also launched the program throughout its properties.

In addition, Delta continues to support the Special Olympics in Canada through individual fundraising and awareness efforts across the country.


Fairmont
The Green Partnership Guide
A Practical Guide to Greening Your Hotel
Foreword by Dr. David Suzuki

ENVIRONMENT


ADOPT · A · SHELTER

COMMUNITY INVOLVEMENT

ADOPT-A-SHELTER

In 2001, Fairmont's Adopt-A-Shelter was awarded two prestigious awards:

- The Hospitality Sales & Marketing Association International's (HSMAI) Golden Bell Award
- Imagine's "New Spirit of Community" Partnership Award celebrating successful alliances between Canadian businesses and charities

This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating, but not limited to, Fairmont Hotels & Resorts Inc. and its subsidiaries' ("FHR" or the "Company") operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by FHR. By its nature, the Company's forward-looking information involves numerous assumptions, inherent risks and uncertainties including, but not limited to the following factors: adverse factors generally encountered in the lodging industry; significant regulation of the lodging industry; the risks associated with real estate investments; world events affecting the hotel and resort industry; significant competition; failure to obtain new or maintain existing management contracts; FHR's acquisition, expansion and development strategy being less successful than expected; the impact of extreme weather conditions and natural disasters; the potential negative effects of strikes and work stoppages; currency fluctuations; debt financing risks; FHR's ability obtain capital to finance the growth of its business and potential covenants in FHR's financing agreements limiting its discretion.

The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting such information.

This section should be read in conjunction with the consolidated financial statements and notes, which begin on page 39. The financial statements of Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and are presented in United States dollars unless otherwise indicated. All references in the management's discussion and analysis to financial information concerning FHR refer to such information in accordance with Canadian GAAP and all dollar amounts in this report are in United States dollars unless otherwise indicated.

### OVERVIEW

For purposes of the management's discussion and analysis, the historical results reflect FHR's principal subsidiary, Canadian Pacific Hotels & Resorts Inc. ("CPH&R"), as well as the remaining real estate assets of Canadian Pacific Limited ("CPL"). CPH&R owns FHR Real Estate Corporation ("Fairmont Real Estate"), an approximate 35% interest in Legacy Hotels Real Estate Investment Trust ("Legacy") and the Company's interest in two management companies, a 67% interest in Fairmont Hotels Inc. ("Fairmont"), and Delta Hotels Limited ("Delta"). The amounts shown as discontinued operations represent the four operating companies of FHR that were distributed to shareholders pursuant to the plan of arrangement (the "Arrangement") on October 1, 2001.

FHR has two primary operating segments, hotel management and hotel ownership. Currently, the majority of FHR's operating income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses ("EBITDA") are generated by hotel ownership. However, FHR intends to increase the proportion of its EBITDA generated by hotel management activities, as they are less capital intensive and provide higher stability in earnings and cash flow. Management considers EBITDA to be a meaningful indicator of hotel operations however, readers are cautioned that EBITDA is not a defined measure of operating performance under Canadian GAAP. FHR's calculation of EBITDA may be different than the calculation used by other entities. Management's discussion and analysis is based on the segmented information of FHR's operations found in note 22 of the consolidated financial statements.

### HOTEL OWNERSHIP

FHR has real estate ownership interests ranging from approximately 20% to 100% in 21 hotels. All of FHR's ownership interests are held directly or indirectly by Fairmont Real Estate, formerly Canadian Pacific Hotels Real Estate Corporation, with the exception of The Fairmont Chateau Lake Louise, which is held by another subsidiary of FHR. Fairmont manages 19 of these luxury hotels and Delta manages the other two first class properties.

Approximately 55% of gross revenue from hotel ownership is generated from room occupancy and 30% is generated from food and beverage services. Other revenue streams such as spa facilities, golf courses, retail operations, parking and laundry contribute the remainder of revenues earned by the hotels.

Additionally, FHR holds an approximate 35% interest in Legacy, which owns a portfolio of 21 luxury and first class hotels and resorts across Canada, consisting of over 9,500 rooms. Fairmont manages Legacy's 10 luxury properties and Delta manages the 11 first class hotels. FHR accounts for its ownership interest on an equity basis.

FHR and Legacy are parties to a strategic alliance agreement, which provides Legacy with the right to participate in any new investments made by FHR in resort or business hotels located in Canada. The strategic alliance agreement provides FHR with a potential buyer for FHR's stabilized real estate assets while enabling FHR to retain long-term management contracts for these properties. In the event of a sale of a property to Legacy, FHR has the ability to participate, through its ownership interest in Legacy and through base and incentive management fees, in approximately 38% to 48% of the future increases in operating profits of the property, in addition to receiving a significant portion of the sale proceeds on a tax-efficient basis.

Pursuant to the Arrangement, certain assets of CPL remained with FHR, including the Southtown lands in Toronto and the Coal Harbour lands in Vancouver. The Southtown lands are located in the downtown core between the financial district and Lake Ontario. The Toronto lands are zoned for the development of 5.8 million square feet of commercial and residential space. The Coal Harbour lands stretch along the Burrard Inlet waterfront close to Stanley Park. The zoning for the Vancouver lands allows for the development of 2.7 million square feet of commercial and residential space. FHR owns a 75% interest in the Vancouver lands and 100% of the Toronto lands. Within each landholding, zoning permits a hotel development, however, there are no formal plans in place to build new hotels at these locations. To date, FHR has contracted to sell the remaining three Coal Harbour residential sites, and has sold one commercial site. FHR intends to sell the remaining land blocks in Vancouver and Toronto within a two to five-year period.

### HOTEL MANAGEMENT

FHR manages hotels under two subsidiaries, Fairmont and Delta, each with their own distinct brand identity. FHR owns 67% of Fairmont, North America's largest luxury hotel management company as measured by rooms under management. Fairmont currently manages approximately 19,000 guestrooms at 38 luxury properties in major city centers and resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta, a wholly-owned subsidiary of FHR, is Canada's largest first class hotel management company, with approximately 12,000 rooms at 39 managed or franchised properties across Canada.

Under their management contracts, Fairmont and Delta generally oversee all aspects of the day-to-day operations of each property on behalf of the hotel owner, including hiring, training and supervising staff, maintaining sales and marketing efforts, accounting and budgeting functions, providing support for management information systems and applications and the safekeeping, repair and maintenance of the physical assets. For these services, Fairmont and Delta earn a base fee, which is typically in the range of 2.5% to 3.5% of a property's gross revenues, and can earn an incentive fee based on certain operating results of the property.

Fairmont's incentive-based management contracts have an average remaining term of more than 40 years, which management believes are among the longest in the industry. In 2002, Fairmont anticipates that less than one-third of its management contracts will earn incentive fees. Within the next few years, Fairmont expects that substantially all of its current contracts will be earning incentive fees. Most of these contracts have set thresholds that do not change over the life of the contract unless significant renovations are made to the managed hotel. Fairmont participates in up to 30% of earnings above the threshold.

Delta's incentive-based management contracts have an average remaining term of more than 10 years. In 2002, approximately one third of Delta's managed hotels are expected to earn incentive fees. Delta participates in up to 30% of earnings above incentive fee threshold amounts.

### SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

FHR has transformed itself over the past four years through the creation of Fairmont and the acquisitions of Delta and the Princess hotel portfolio. FHR has evolved from a Canadian-based hotel owner and operator to become one of North America's leading owner/operator of luxury hotels and resorts. FHR's goal is to further develop and leverage the Fairmont brand by seeking new management opportunities. As one method of supporting this goal, FHR intends to use its strong balance sheet and effective management capabilities to make selective acquisitions. The Company will focus on assets that are consistent in quality and customer base with FHR's existing portfolio. Once an acquired property has been stabilized, FHR will consider selling it to Legacy or a third party while retaining the long-term management contract. This enables FHR to realize any appreciation on the property and reinvest the capital for future growth.

In November 2001, FHR invested $29 million, primarily in the form of a non-interest bearing loan, for an approximate 27% interest in The Fairmont Dubai, which opened in February 2002. In conjunction with the investment, Fairmont also secured a long-term management contract on this property.

In June 2001, Fairmont Real Estate acquired a 50% interest in The Fairmont Copley Plaza Boston for approximately $21 million. As this hotel is located in the downtown core of a key U.S. gateway city, management believes that this acquisition further solidifies the Company's position in the United States while enabling Fairmont to extend its management contract at this hotel to a term of 50 years.

In February 2001, Fairmont Real Estate acquired the Kea Lani Resort on the Wailea coast in Maui, Hawaii. This resort, now branded The Fairmont Kea Lani Maui, expands Fairmont's presence into this key resort market. The $250 million acquisition was financed primarily through funds received on the sale of The Fairmont Empress and Fairmont Le Château Frontenac. FHR sold the two resorts to Legacy for approximately $200 million, enabling FHR to realize the value of these real estate assets while maintaining long-term management contracts.

In November 2000, Fairmont Real Estate purchased the remaining 80% ownership interest in The Fairmont Chateau Whistler for approximately $94 million in cash. Discussions between FHR and Legacy regarding the possible sale of this resort to Legacy have been temporarily postponed. Management expects that the sale will be completed in the latter half of 2002.

In October 1999, Fairmont was created through the combination of FHR's luxury hotel management business with that of Fairmont Hotel Management L.P. ("Fairmont L.P."), a U.S.-based luxury hotel manager. Fairmont immediately became the largest luxury hotel management company in North America as measured by number of rooms under management. FHR contributed management contracts for 27 luxury properties while Fairmont L.P. contributed management contracts for seven hotels in key U.S. gateway cities and all rights to the Fairmont brand.

In August 1998, FHR acquired seven Princess resorts for a total consideration of approximately $542 million. At the time of acquisition, five of the resort properties were 100% owned (two in Bermuda, two in Mexico and one in the United States) and the two in Barbados were 49% owned. With the exception of the privately-owned units at The Fairmont Glitter Bay, all of the resort properties are now 100% owned following the acquisition of the remaining 51% interest of the two Barbados resorts in January 2001.

In May 1998, FHR purchased Delta for approximately $62 million. Delta, a first class Canadian hotel management company, had 26 hotels with over 11,000 guestrooms under management or franchise and leasehold interests in three properties at the time of its acquisition. This acquisition enabled FHR to strengthen its leadership position in the Canadian marketplace, add a complementary brand to its portfolio and achieve significant economies of scale as a result of a major increase in the number of rooms under management.

## REVIEW OF OPERATING RESULTS – YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

### CONSOLIDATED RESULTS

FHR reported revenues of $543 million in 2001, up $12 million or 2.2% from $531 million in 2000. Increased revenues from the acquisition of The Fairmont Kea Lani Maui and the remaining 51% interest in The Fairmont Glitter Bay and The Fairmont Royal Pavilion helped to offset declines in revenue due to the sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy, the events of September 11 and the general deterioration of the North American economy throughout 2001. Management fee revenues comprised 6.3% of total revenues in 2001, down from 7.9% in 2000. This decrease reflects the reduction in base and incentive fees caused by widespread declines in occupancy at virtually all managed hotels after September 11.

Consolidated EBITDA for 2001 decreased by $30 million or 15.5% to $165 million as compared to $195 million in 2000 and EBITDA as a percentage of revenues, or EBITDA margin, declined to 30.4% from 36.8%. Dramatic decreases in occupancy in the period following September 11 and continued weakness in the North American economy were the primary reasons for the declines. In response to the decline in travel, FHR realigned its cost structure to reflect the expectation of lower occupancy.

### COMPARABLE OPERATING STATISTICS

Comparable Hotels and Resorts are defined as properties that were fully open under FHR management for at least the entire current and prior years. Given the strategic importance of the acquisition of The Fairmont Kea Lani Maui, it has been included in FHR's operating statistics on a pro forma basis as if owned since January 1, 2000. Comparable Hotels and Resorts statistics exclude properties where major renovations have had a significant adverse effect on their primary operations. For the annual periods of 2001 versus 2000, The Fairmont Hamilton Princess, The Fairmont Southampton Princess and The Fairmont Pierre Marques have been excluded.

| FAIRMONT MANAGED HOTELS | 2001 | 2000 |
|---|---|---|
| **WORLDWIDE** | | |
| RevPAR | 107.48 | 115.29 |
| ADR | 167.55 | 168.02 |
| Occupancy | 64.1% | 68.6% |
| **CANADA** | | |
| RevPAR | 84.15 | 86.75 |
| ADR | 128.43 | 126.57 |
| Occupancy | 65.5% | 68.5% |
| **U.S. AND INTERNATIONAL** | | |
| RevPAR | 139.78 | 154.81 |
| ADR | 224.57 | 225.26 |
| Occupancy | 62.2% | 68.7% |

| DELTA MANAGED HOTELS | 2001 | 2000 |
|---|---|---|
| RevPAR | 55.88 | 57.77 |
| ADR | 83.40 | 84.33 |
| Occupancy | 67.0% | 68.5% |

| OWNED HOTELS | 2001 | 2000 |
|---|---|---|
| **WORLDWIDE** | | |
| RevPAR | 114.14 | 117.91 |
| ADR | 185.11 | 182.25 |
| Occupancy | 61.7% | 64.7% |
| **CANADA** | | |
| RevPAR | 94.15 | 97.30 |
| ADR | 145.77 | 144.15 |
| Occupancy | 64.6% | 67.5% |
| **U.S. AND INTERNATIONAL** | | |
| RevPAR | 143.07 | 147.74 |
| ADR | 249.17 | 243.77 |
| Occupancy | 57.4% | 60.6% |

RevPAR is defined as revenue per available room.
ADR is defined as average daily rate.

## HOTEL OWNERSHIP OPERATIONS

Revenues from hotel ownership operations were $501 million in 2001, up $23 million or 4.8% from the prior year. This increase was driven primarily by the acquisition of The Fairmont Kea Lani Maui in February 2001, which helped to offset revenues lost from the sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy in February 2001, as well as an overall decline caused by the weak economy. Revenues from U.S. and International hotels were $282 million in 2001, an increase of $58 million or 25.7% from 2000, resulting mostly from the acquisition of The Fairmont Kea Lani Maui. Revenues at the Canadian properties were down $38 million in 2001, in large part from the sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy, which contributed $66 million in revenues in 2000, notwithstanding $30 million in increased revenues from the November 2000 acquisition of The Fairmont Chateau Whistler.

RevPAR for Comparable Hotels and Resorts declined 3.2% to $114.14 in 2001 from $117.91 in 2000, primarily from a 3.0 point decline in occupancy. These declines were relatively consistent across all properties.

EBITDA from FHR's hotel ownership operations of $126 million in 2001 was down $17 million or 11.9% from $143 million in 2000. EBITDA at the U.S. and International properties was $63 million in 2001, up $7 million or 13.6% from 2000. This increase was due in large part to the February 2001 acquisition of The Fairmont Kea Lani Maui, which increased EBITDA by $22 million. This increase was offset by a $12 million decrease in EBITDA generated by The Fairmont Pierre Marques, The Fairmont Southampton Princess and The Fairmont Hamilton Princess. These properties were all affected by significant profit improving renovations throughout 2001. The EBITDA margin at the U.S. and International properties decreased to 22.4% from 24.8% in 2000. EBITDA at the Canadian hotels was $52 million during 2001, a decline of $20 million from 2000. This decline was due mainly to the sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy in February 2001, notwithstanding the additional earnings from The Fairmont Chateau Whistler. The EBITDA margin at Canadian hotels dropped to 25.8% from 31.6% in 2000.

The majority of the decline in EBITDA margins at the owned hotels related to indirect costs, such as sales and marketing, administrative salaries and property taxes. In addition, energy costs remained relatively constant with 2000 as increased rates offset any declines in occupancy-related usage. Approximately 1% of the decline in EBITDA margins related to short-term inelasticity of direct expenses following the sudden decrease in occupancy after September 11.

EBITDA from hotel ownership operations also included $11 million of income from investments, a $2 million decrease from 2000. This decline was the result of The Fairmont Chateau Whistler, The Fairmont Royal Pavilion and The Fairmont Glitter Bay no longer being treated as equity investments following the acquisition of the remaining ownership interests. The equity investment in Legacy contributed $7 million of EBITDA in 2001 versus $11 million in 2000.

## HOTEL MANAGEMENT OPERATIONS

### Fairmont

In 2001, revenues under management, defined as revenues generated by owned, managed and franchised hotels, remained virtually unchanged at $1.3 billion, down $44 million or 3.4% from 2000. Overall declines in revenues under management in the last four months of 2001 were offset by $59 million in additional revenues under management from the February 2001 acquisition of The Fairmont Kea Lani Maui.

Fairmont earned fee revenues of $40 million in 2001 versus $43 million in 2000, representing a 7.9% decrease. Fee revenues included $16 million in 2001 and $13 million in 2000 from FHR's owned properties. The drop in revenues was due to decreased incentive fees resulting from substantial revenue declines in the weeks following September 11. Incentive fees were $4 million in 2001 and accounted for 10.8% of Fairmont's total management fee revenues, versus 16.7% in 2000. Management expects this percentage to increase over time as more of the hotel properties exceed their respective incentive fee threshold targets.

For the Fairmont portfolio of Comparable Hotels and Resorts, RevPAR decreased 6.8% to $107.48 in 2001 from $115.29 in 2000. The greatest component of the decline in RevPAR occurred at the U.S. and International hotels, where RevPAR was down 9.7%. In comparison, RevPAR at the Canadian properties was down by only 3.0% since these hotels were not as negatively affected by the events of September 11.

Fairmont reported EBITDA of $24 million in 2001, down 24.5% from the $32 million reported in 2000. This decrease was the result of reduced incentive fee revenues and increased marketing costs during the fourth quarter of 2001. EBITDA margin decreased to 60.4% from 73.7% in 2000 reflecting the impact of the above on an otherwise relatively fixed cost of operations.

### Delta

Revenues under management decreased to $318 million in 2001, down $10 million or 3.1% from $328 million in 2000. This decline resulted primarily from the weakness in the North American economy.

Management fee revenues were $10 million in 2001, down 12.6% from 2000. The net addition of five management contracts in 2001 and a full year's results from the 2000 additions helped to offset declines caused by the events of September 11 and general economic weakness. Incentive fees were $1 million in 2001 and accounted for 9.6% of total management fee revenues, down from 18.8% of total management fee revenues in 2000.

Delta's Comparable Hotels and Resorts RevPAR of $55.88 was down from $57.77 in 2000. This decline was caused by a 1.5 point reduction in occupancy and a slight decline in ADR. Occupancy and ADR had increased slightly from 2000 until September 11. The Delta managed portfolio was not impacted to the same extent by the events of September 11 as the Fairmont managed portfolio since Delta's entire portfolio is in Canada.

EBITDA from Delta's management operations was $8 million in 2001, down from $9 million in 2000. New properties under management and stringent cost controls helped to offset the weakness in the North American economy intensified by the events of September 11. EBITDA margin remained relatively constant at 73.1%.

## OTHER ITEMS

### Amortization

In 2001, amortization was $51 million compared to $41 million in 2000. This increase was consistent with the growth of both management and ownership operations over the past two years. Specifically, profit improving projects at owned hotels and the acquisition of The Fairmont Kea Lani Maui were the primary factors for the increase.

### Other Income and Expense

Other income in 2001 consists primarily of a $31 million gain resulting from the disposition of 9.9 million Legacy units through a secondary offering in May 2001. This disposition was consistent with FHR's stated intention of maintaining an approximate one-third ownership interest in Legacy. In addition, a $10 million gain on the sale of other assets and $2 million of foreign exchange losses prior to the Arrangement were realized. FHR also recorded a number of non-recurring expenses including brand related technology costs of $22 million, a $6 million restructuring charge and other one-time write-offs aggregating $13 million.

### Reorganization and Corporate Expenses

Reorganization costs relate to the reorganization of CPL into five separate public companies that occurred on October 1, 2001. Corporate expenses were costs associated with the corporate activities performed by CPL for all subsidiaries, including the hotel operations, prior to October 1, 2001. FHR's future expenses for these activities will be substantially lower.

### Interest Expense, Net

Interest expense of $70 million was up from $45 million in 2000. The increase in interest charges reflects the financing costs associated with borrowings by CPL in late 2000 to partially fund its share repurchase program and to fund FHR's profit improving projects.

### Discontinued Operations

Income from discontinued operations consists of profits from the approximate 85% investment in PanCanadian Petroleum Limited, and the wholly-owned subsidiaries, Canadian Pacific Railway Company, CP Ships Limited and Fording Inc. that were distributed to the shareholders of FHR on October 1, 2001.

### Income Tax Recovery

Income tax recovery was $100 million in 2001 versus $25 million in 2000. The increase in income tax recovery related to tax benefits realized on expenses incurred to complete the Arrangement and various favorable tax reassessments.

### Net Income

Net income for the year was $930 million, down $224 million or 19.4% from $1,154 million in 2000. Loss from continuing operations was $28 million in 2001, down $80 million from $52 million in income from continuing operations in 2000.

## REVIEW OF OPERATING RESULTS – YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

## CONSOLIDATED RESULTS

FHR reported revenues of $531 million in 2000, up $40 million or 8.2% from $491 million in 1999. Improved results at the Princess hotel portfolio, a full year of management fee income from the October 1999 acquisition of Fairmont L.P. and the November 2000 acquisition of the remaining interest in The Fairmont Chateau Whistler were the primary factors behind the increase. Management fee revenues comprised 7.9% of total revenues in 2000, up from 5.9% in 1999. This increase reflects management's intention to increase management fees as a percentage of total revenue.

EBITDA for 2000 increased by $28 million or 16.8% to $195 million as compared to $167 million in 1999. Improved results from the Princess hotel portfolio and a full year of management fee income from the acquisition of Fairmont L.P. were the main reasons for the increase. The EBITDA margin increased to 36.8% from 34.1%, mostly due to an increased EBITDA contribution from management operations, which have relatively fixed costs.

### COMPARABLE OPERATING STATISTICS

Given the strategic importance of the creation of Fairmont and the acquisition of The Fairmont Kea Lani Maui, they have been included in FHR's operating statistics on a pro forma basis as if owned since January 1, 1999. Comparable Hotels and Resorts statistics exclude properties where significant renovations have had a significant adverse effect on their primary operations. For the annual periods of 2000 versus 1999, no properties were excluded as a result of significant renovations.

| FAIRMONT MANAGED HOTELS | 2000 | 1999 |
|---|---|---|
| **WORLDWIDE** | | |
| RevPAR | 116.77 | 109.32 |
| ADR | 170.30 | 156.42 |
| Occupancy | 68.6% | 69.9% |
| **CANADA** | | |
| RevPAR | 88.73 | 87.06 |
| ADR | 127.71 | 118.01 |
| Occupancy | 69.5% | 73.8% |
| **U.S. AND INTERNATIONAL** | | |
| RevPAR | 162.58 | 149.13 |
| ADR | 223.09 | 204.87 |
| Occupancy | 72.9% | 72.8% |

| DELTA MANAGED HOTELS | 2000 | 1999 |
|---|---|---|
| RevPAR | 56.30 | 55.39 |
| ADR | 81.97 | 78.59 |
| Occupancy | 68.7% | 70.5% |

| OWNED HOTELS | 2000 | 1999 |
|---|---|---|
| **WORLDWIDE** | | |
| RevPAR | 119.60 | 108.37 |
| ADR | 181.84 | 165.10 |
| Occupancy | 65.8% | 65.6% |
| **CANADA** | | |
| RevPAR | 114.20 | 103.91 |
| ADR | 174.62 | 158.98 |
| Occupancy | 65.4% | 65.4% |
| **U.S. AND INTERNATIONAL** | | |
| RevPAR | 136.10 | 117.01 |
| ADR | 225.76 | 213.81 |
| Occupancy | 60.3% | 54.7% |

### HOTEL OWNERSHIP OPERATIONS

Revenues from hotel ownership operations were $478 million in 2000, up $26 million or 5.8% from the prior year. This increase was driven primarily by higher occupancies at the Princess resorts, which benefited from the rebranding of the resorts to the Fairmont name, improved management and a robust economy. Revenues from U.S. and International hotels accounted for $225 million in 2000, an increase of $30 million or 15.2% from 1999. Revenues at the Canadian hotels were down $4 million in 2000 due to the sale of two properties to Legacy in the prior year which contributed $17 million in revenues in 1999.

RevPAR for Comparable Hotels and Resorts rose 10.4% to $119.60 in 2000 from $108.37 in 1999, primarily through higher ADR. U.S. and International properties showed the greatest improvement, with RevPAR increasing 16.3%, while Canadian properties had a 9.9% increase over 1999.

EBITDA from FHR's hotel ownership operations of $143 million in 2000 was up $10 million or 7.5% from $133 million in 1999. In particular, the Princess resorts produced excellent results in 2000. EBITDA at the Princess resorts was up $10 million or 22.7% over 1999, notwithstanding management fees being charged to these properties for a full year in 2000 and half a year in 1999. Excluding management fees paid, EBITDA from the Princess hotels increased $15 million or 31.8% over 1999. The increase was attributable to significantly increased revenues and effective cost control programs initiated at all the Princess properties, particularly The Fairmont Scottsdale Princess, The Fairmont Acapulco Princess and The Fairmont Hamilton Princess. As a result, the EBITDA margin at the Princess portfolio increased to 24.9% from 23.3% in 1999. EBITDA at the Canadian hotels was $72 million during 2000, a slight decline of $3 million compared to 1999. This decline was due mainly to the sale of two hotels in mid-1999. The inclusion of management fees paid to Fairmont for a full year in 2000 limited the year-over-year gains. Also, a number of other factors negatively impacted performance in 2000. Demand for Canadian destinations from international source markets was weaker than expected due to the threat of an Air Canada strike for most of the prime tourist season. In addition, the merger of Air Canada and Canadian Airlines reduced airline capacity and resulted in much higher pricing for FHR's international travel partners. Another factor was the weakness of European currencies, which made Europe a generally more attractive vacation destination than North America. EBITDA from hotel ownership operations also included $13 million of income from investments, a $1 million increase from 1999.

The equity investment in Legacy contributed $11 million of EBITDA in 2000 versus $10 million in 1999. Growth at Legacy resulted from strategic acquisitions and strong fundamentals in most Canadian city center markets.

## HOTEL MANAGEMENT OPERATIONS

### Fairmont

In 2000, revenues under management increased to $1.3 billion, up $435 million or 50.4% from $865 million in 1999. The seven management contracts obtained through the acquisition of Fairmont L.P. accounted for $379 million of the increase and improved results at the Princess portfolio increased revenues under management by $33 million.

Fairmont and FHR's prior management company contributed fee revenues of $43 million in 2000 versus $25 million in 1999, representing a 72.0% increase. Fee revenues included $13 million in 2000 and $6 million in 1999 from Fairmont Real Estate's owned properties in the period since Fairmont was established. This increase was due largely to the formation of Fairmont during 1999 and the subsequent addition of two new properties under management. Incentive fees were $7 million in 2000 and accounted for 16.7% of Fairmont's total management fee revenues, versus 23.3% in 1999. The decline in incentive fees was the result of the inclusion of several new management contracts that were not paying incentive fees at the time.

For the Fairmont portfolio of Comparable Hotels and Resorts, RevPAR increased 6.8% to $116.77 in 2000 from $109.32 in 1999. The greatest component of RevPAR growth came from the U.S. and International hotels, where RevPAR was up 9.0%. The average occupancy was 68.6% in 2000, down slightly from 69.9% in 1999. These changes were in line with FHR's expectation of the effects of the revenue management program implemented in 2000 and an industry-wide trend towards higher RevPAR.

Fairmont reported EBITDA of $32 million in 2000, up 85.8% from the $17 million reported in 1999. This increase was due to the inclusion of a full year's results of the October 1999 creation of Fairmont. EBITDA margin increased to 73.7% from 68.3% in 1999 reflecting the relatively fixed cost of operations, an increase in absolute incentive fee revenue and synergies realized through the creation of Fairmont. This combination of factors enabled Fairmont to greatly increase revenues while only incurring minimal incremental costs.

### Delta

Revenues under management increased to $328 million in 2000, up $19 million or 6.1% from $309 million in 1999 due to acquisitions and a strong North American economy.

Management fee revenues were $12 million in 2000, up 19.9% from 1999. The addition of three management contracts in 2000 and a full year's results from the 1999 additions of two new management contracts and six transferred from FHR were the main reasons for the increase. Incentive fees were $2 million in 2000 and accounted for 18.8% of total management fee revenues, up from 17.2% of total management fee revenues in 1999.

Delta's Comparable Hotels and Resorts' RevPAR of $56.30 was up from $55.39 in 1999, notwithstanding an occupancy decline from 70.5% to 68.7%. These results were in line with the expectations generated by the revenue management program implemented at Delta, but were somewhat offset by weakness in the Vancouver market.

EBITDA from Delta's management operations was $9 million in 2000, up from $6 million in 1999. New properties under management, stringent cost controls and a strong North American economy were the primary factors behind this increase. Delta also was able to leverage its relatively fixed cost structure by increasing EBITDA 1.5 times its increase in revenues.

## OTHER ITEMS

### Amortization

In 2000, amortization was $41 million compared to $33 million in 1999. This increase was consistent with the growth of both management and ownership operations over the past two years. Specifically, profit improving projects at owned hotels and amortization expenses resulting from the Fairmont acquisition were the primary drivers behind this increase.

### Other Income and Expense

Other expense consists primarily of realized foreign exchange losses incurred by CPL.

### Reorganization and Corporate Expenses

Corporate expenses were costs associated with the corporate activities performed by CPL for all subsidiaries, including the hotel operations. After October 1, 2001, FHR's expenses for these activities will be substantially lower.

### Interest Expense, Net

Interest expense of $45 million was up from $23 million in 1999. Interest charges rose over the period primarily because of the acquisition of The Fairmont Chateau Whistler and CPL's spending on its share buy-back program.

### Discontinued Operations

Income from discontinued operations consists of profits from the approximate 85% investment in PanCanadian Petroleum Limited, and the wholly owned subsidiaries, Canadian Pacific Railway Company, CP Ships Limited and Fording Inc. that were distributed to the shareholders of FHR on October 1, 2001.

### Income Tax Expense (Recovery)

Income tax recovery was $25 million in 2000 versus income tax expense of $19 million in 1999. The lower income tax was related to favorable tax reassessments in 2000 and a reduction in future corporate income tax rates. The Canadian federal government announced a reduction in the corporate tax rate for certain industry sectors from 28% to 21% over a four-year period ending in 2004. In accordance with the Canadian Institute of Chartered Accountants' ("CICA") recommendations, FHR recognized a decrease in its future tax expense in 2000.

### Net Income

Net income for the year was $1,154 million, up $771 million or 201.3% from $383 million in 1999. Income from continuing operations was $52 million in 2000, down $27 million or 34.2% from $79 million in 1999.

## LIQUIDITY AND CAPITAL RESOURCES

FHR generally utilizes cash from operations, debt facilities and equity financing to make equity investments, obtain or maintain long-term management contracts, make selective acquisitions of individual hotels or portfolios, and to fund its share of hotel capital improvements and operating requirements. Cash and cash equivalents on hand at December 31, 2001 totalled $53 million, a decrease of $365 million from December 31, 2000. Of this decline $120 million related to discontinued operations.

### Operating Activities

For the year ended December 31, 2001, cash flow used to fund continuing operations was $182 million, as compared to cash flows generated by continuing operations of $10 million and $42 million in 2000 and 1999 respectively. The $192 million decrease in cash flow from 2000 resulted from lower EBITDA and a reduction in working capital. Cash used by CPL corporate activities and for Arrangement costs was approximately $166 million in 2001 and approximately $72 million in 2000. Cash from discontinued operations was $2,011 million in 2001 compared to $2,188 million in 2000 and $1,156 million in 1999. This amount represents operating cash flows from the four operating companies that were distributed to shareholders pursuant to the Arrangement. Cash flow from hotel operations in 2002 is expected to exceed 2001 levels.

### Financing Activities

FHR's consolidated net borrowing position decreased to $218 million at December 31, 2001, down from approximately $3,111 million at year-end 2000. As part of the Arrangement, FHR effectively repaid its commercial paper, debentures and medium-term notes and redeemed its preferred shares. FHR has arranged new bank facilities totalling CDN$800 million. The new bank facilities consist of an unsecured CDN$600 million three-year revolving facility and an unsecured CDN$200 million 364-day revolving operating loan. A total of CDN$264 million was advanced under these facilities as at December 31, 2001 comprised of CDN$195 million borrowings and CDN$69 million issued letters of credit. Additionally, one of FHR's subsidiaries has available to it a $75 million, 364-day revolving operating loan, of which approximately $61 million was outstanding at December 31, 2001. Amounts drawn during the revolving period of the CDN$200 million and the $75 million operating loans are repayable no later than one year after the revolving period ends. At December 31, 2001, FHR had $25 million of long-term debt maturing within one year.

In October 2001, FHR obtained regulatory approval to purchase for cancellation up to approximately 7.9 million or 10% of its common shares, within a 12-month period ending October 3, 2002. FHR had purchased 559,800 shares at an average price of CDN$28.22 per share as of December 31, 2001.

Also in October 2001, FHR redeemed all of its preferred shares for $145 million. An aggregate redemption premium of $6 million was paid on the redemption.

FHR believes that the credit facilities, cash on hand, expected cash flow from operations and the sale of certain stabilized assets, when combined with the access to debt and equity markets, will be adequate to allow it to finance all of its normal operating needs and commitments to achieve its growth objectives.

### Investing Activities

FHR's net expenditures on profit improving and maintenance capital expenditures was $129 million in 2001 compared with $90 million in 2000 and $81 million in 1999. These expenditures were principally directed to profit improving and maintenance capital projects at its luxury resort properties.

Acquisition expenditures in 2001 for The Fairmont Kea Lani Maui and the remaining 51% ownership interest in The Fairmont Royal Pavilion and The Fairmont Glitter Bay totalled $235 million. The 2000 expenditures consisted mainly of the acquisition of the remaining 80% interest in The Fairmont Chateau Whistler and additional units in Legacy. In 1999, excluding corporate expenditures, the spending was largely for FHR's share of the refurbishment costs of Fairmont Le Manoir Richelieu.

Based upon the current business plan, FHR expects spending on maintenance capital and profit improving projects to total approximately $110 million in 2002. Management expects to spend approximately $60 million on profit improving projects and the balance on capital expenditures for ongoing maintenance of its properties.

Planned profit improving projects include:

- a conference facility project at The Fairmont Chateau Lake Louise, which will include 14,000 square feet of meeting space, a restaurant and 81 additional guestrooms;
- the construction of approximately 65 Fairmont Gold guestrooms as well as continued guestroom renovation at The Fairmont Banff Springs;
- a golf practice facility at The Fairmont Chateau Whistler;
- renovations to the lobby and hotel entrance at The Fairmont Hamilton Princess;
- the renovation of 200 guestrooms at The Fairmont Southampton Princess; and
- the completion of renovations to guestrooms, lobby, restaurants and the pool area of The Fairmont Pierre Marques.

Other investments may include the acquisition of additional management contracts and investments in hotel ownership interests. FHR expects that a combination of cash flow from operations in 2002, cash proceeds realized from the sale of stabilized assets to Legacy and utilization of debt facilities will provide funding for selective investments and acquisitions, be used towards improvements in certain existing owned properties and re-invested in existing assets to generate new revenue streams.

## OUTLOOK

Despite the uncertainty surrounding the North American lodging industry, FHR expects to experience a gradual improvement in RevPAR at its owned and managed hotels throughout 2002. Minimal new hotel supply over the next few years should contribute to improved performance.

The Company expects to expand the management operations of both Fairmont and Delta in 2002. FHR sees the greatest opportunity for growth in its luxury Fairmont brand where it is currently represented in only 10 of the top 25 markets. In addition, FHR will pursue growth by investing in its owned assets and capitalizing on acquisition opportunities that are consistent in quality and customer base with its current portfolio. FHR's low level of debt gives the Company financial strength to withstand the difficulties of current market conditions and will enable it to pursue its growth strategy.

Management's key strategic objectives for the next 12 months include:

- Restoring RevPAR growth and operating profits for both FHR's managed and owned hotels to levels achieved prior to September 2001;
- Identifying and pursuing other opportunities for growth that represent consistent and productive extensions of the Fairmont and Delta brands. These include incremental investments such as spas, golf courses, residential and retail opportunities;
- Achieving growth in the management operations through the addition of new incentive-based management contract opportunities; and
- Identifying and pursuing opportunities to use FHR's strong balance sheet and effective management capabilities to make selective acquisitions in key North American gateway cities, destination resorts and strategic international markets.

## RISK FACTORS

This section describes the major risks associated with FHR's operations that could cause reported financial information to not necessarily be indicative of future operating results. The order in which these risks are listed does not necessarily indicate their relative importance. If any event arising from these risks occurs, FHR's business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

### FHR's operations are subject to adverse factors generally encountered in the lodging industry.

The Company manages and owns hotels and resorts in both the luxury and first class segments of the lodging industry. This subjects FHR to the operating risks inherent in the industry. Besides the specific conditions discussed in more detail below, these risk factors include:

- cyclical downturns arising from changes in general and local economic conditions;
- varying levels of demand for rooms and related services caused by changes in popular travel patterns and changes in the cost and availability of transportation;
- periodic local oversupply of guest accommodations, which may adversely affect occupancy rates and actual room rates achieved;
- competition from other luxury and first class hotels and resorts;
- the recurring need for the renovation, refurbishment and improvement of hotel and resort properties;
- changes in wages, prices, construction and maintenance costs that may result from inflation, government regulations, changes in interest rates or currency fluctuations;

- the availability of financing for operating or capital requirements;
- seasonal variations in cash flow; and
- other factors including natural disasters, extreme weather conditions and labor shortages, work stoppages or disputes.

The effect of these factors varies among FHR's hotels based on their geographic diversity and mix between management and ownership businesses.

### The lodging industry is subject to significant regulation.

The Company is subject to numerous laws and regulations in all of the jurisdictions in which it operates, including those relating to the preparation and sale of food and beverages, such as health and liquor licensing laws. FHR's properties are also subject to laws and regulations governing relationships with employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and terminating of employees and work permits. Furthermore, the success of the Company's strategy to expand its existing properties or open newly-constructed properties is contingent upon, among other things, receipt of all required licenses, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licenses. Changes or concessions required by regulatory authorities could also involve significant additional costs and delay or prevent completion of the construction or opening of a project. As a result of the geographic diversity of FHR's businesses, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

As the current or previous owner or operator of certain hotels, FHR could also be liable for the clean-up of contamination and other corrective actions under various laws, ordinances and regulations relating to environmental matters. These laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring the environmental response. The presence of contamination from hazardous or toxic substances, or the failure to remediate a contaminated property properly may affect an owner's ability to sell or rent the property, to use the property for its intended purpose, or to borrow using the property as collateral. In addition, as FHR arranges for the disposal or treatment of hazardous or toxic substances, it may be liable for the cost of removal or remediation of substances at the disposal or treatment facility. As the manager or owner of various hotels, the Company could be held liable for the cost of remedial action with respect to environmental matters. Each year, every property, whether managed, franchised or owned, is required to complete an environmental questionnaire which covers such items as the training of employees in the handling and disposal of hazardous materials, whether there have been any environmental incidents and, if so, the remedial action taken, as well as any environmental initiatives introduced by the hotel. This questionnaire also identifies any new laws or regulations being imposed by local, state or provincial governments and a property's proposed response to such laws or regulations. FHR is not aware of any potential material environmental liabilities for which it will be responsible with respect to any of the properties which it currently or has previously managed or owned.

Under the United States Americans with Disabilities Act ("ADA") and similar state legislation, all public accommodations are required to meet various requirements related to access and use by disabled persons. If a U.S. court or administrative agency determines that any of FHR's hotels are not in compliance with the ADA, the result could be a judicial or administrative order requiring compliance, imposition of a fine or an award of damages to private litigants, including possible class damages. The Company has responsibilities under the ADA for both its owned and managed hotels in the United States. However, under the management agreements for FHR's managed hotels in the U.S., costs associated with the ADA are generally borne by the owner.

### Real estate investments are subject to numerous risks.

As FHR owns and leases hotels, it is subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties, as well as the expenses incurred. In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing zoning or tax laws can make it more expensive and/or time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Finally, governments can, under eminent domain laws, expropriate or take real property for less compensation than an owner believes the property is worth. Any of these factors could have a material adverse impact on the Company's results of operations or financial condition, as well as on its ability to make distributions, if any, to its shareholders. In addition, as FHR's equity real estate investments are in the luxury and first class segments and are to some extent located outside of North America, they may be relatively difficult to sell quickly. Further, any additional properties the Company acquires may be subject to the same risks. If FHR's properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, its income will be adversely affected.

### World events have had an impact on our industry.

As a result of the terrorist acts which occurred on September 11, 2001, there has been a disruption in domestic and international travel. These terrorist acts and travel disruptions have resulted in decreased customer visitation to our properties and may continue to affect the industry.

### There is a great deal of competition in the lodging industry.

There is intense competition between the operators of both luxury and first class hotels for guests, to secure new management contracts and to acquire hotels. Competition for guests is based primarily on brand name recognition, convenience of location, quality of the property, room rates and the range and quality of food, services and amenities offered. Demographic, political or other changes in one or more of FHR's markets could adversely affect the convenience or desirability of its properties.

FHR also competes for management contracts and acquisition opportunities with other luxury and first class hotel managers and owners who may have substantially greater financial resources. This competition may have the effect of reducing the number of suitable investment opportunities available to the Company and increasing its acquisition costs.

### Failure to obtain new or maintain existing management contracts could adversely affect FHR's results of operations.

Management contracts expire, or are acquired, terminated or renegotiated in the normal course of business. FHR manages hotels for various third party hotel owners subject to the terms of each property's management contract. These contracts can generally be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the contract. Typically, the Company's management contracts are subject to economic performance tests that, if not met or remedied, could allow a contract to be terminated by the owner prior to the expiration of its term. Failure to maintain the standards specified in the contract or to meet the other terms and conditions of a contract could result in the loss or cancellation of a management contract. Some management contracts can also be terminated if the property is sold by the owner to a new owner that does not want to retain the existing contract. In certain cases, these contracts provide for a termination pay-out upon cancellation of the contract.

In many jurisdictions, in the event of bankruptcy or insolvency proceedings in respect of a hotel, a management contract may be subject to termination or may not be enforceable against a trustee in bankruptcy or other similar representative of the owner. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the property or its estate.

Further, in the event of enforcement proceedings by a secured lender in respect of a hotel, a management contract may not be enforceable by FHR against the lender unless, to the extent permitted by applicable bankruptcy or insolvency laws, the lender has executed a non-disturbance agreement. Generally, FHR attempts to obtain non-disturbance agreements with lenders to the owners of hotels that the Company manages. However, in the absence of a non-disturbance agreement, the risk of loss of a management contract increases when debt that cannot be adequately serviced is incurred by the property's owner at the hotel level.

Both Fairmont and Delta manage properties for third party owners. The average remaining length of Fairmont's management contracts is more than 40 years while the average remaining length of Delta's management contracts is more than 10 years. Approximately 65% of Fairmont and Delta's management revenues are insulated against the potential loss of these management contracts as 42 of the hotels and resorts presently managed by Fairmont and Delta are directly or indirectly owned by FHR or Legacy.

### FHR's acquisition, expansion and development strategy may be less successful than expected, and therefore growth may be limited.

FHR intends to increase revenues and net income by increasing the number of hotels under management through the acquisition of new properties, the expansion of existing properties, the securing of new management agreements and strategic partnerships for new development. The Company's ability to successfully pursue new growth opportunities will depend on its ability to identify appropriate management opportunities and properties suitable for acquisition and expansion, to negotiate management or construction contracts or purchases on satisfactory terms, to obtain the necessary financing and permits and to integrate new management contracts or properties into its operations.

### Operations may be adversely affected by extreme weather conditions and the impact of natural disasters.

FHR operates properties in a variety of locales, some of which are subject to extreme weather patterns which may affect the hotels as well as customer travel. Extreme weather conditions can, from time to time, have a major adverse financial impact upon individual properties or particular regions. However, the effect of any particular event is mitigated by the geographic diversity of the Company's hotel portfolio.

Properties may also be vulnerable to the effects of destructive forces, such as earthquakes, fire, storms and flooding. Although FHR's properties are insured against property damage, damages resulting from so-called "acts of God" or otherwise, including acts of terrorism, may exceed the limits of the insurance coverage or be outside the scope of that coverage.

### FHR's ability to operate its facilities may be adversely affected if relationships with employees were to deteriorate.

Relations with employees in various countries, including the more than 14,000 employees represented by 20 labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels or FHR's response to changes in government regulation of workers and the workplace. FHR's operations rely heavily on employees, whether they are employed directly or supervised by Fairmont or Delta, and these employees' ability to provide high-quality personal service to guests. Any labor shortage or stoppage caused by disagreements with employees, including those represented by labor unions, could adversely affect FHR's ability to provide these services and could result in the temporary closure of a particular hotel, reduce occupancy and room revenue or potentially damage FHR's reputation. Management of FHR is confident that FHR's relationships with employees are generally favorable. Various programs maintained by Fairmont and Delta contribute to these relationships and mitigate to some extent against potential labor disputes.

### Currency fluctuations may have a material adverse effect on FHR's financial statements.

FHR has hotel management and ownership operations in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates and records sales and liabilities in the currencies of these jurisdictions, while it reports earnings in U.S. dollars. As a result, the Company's earnings and financial position could be affected by foreign exchange rate fluctuations, specifically changes in the value of the U.S. dollar, through both (i) translation risk, which is the risk that financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar; and (ii) transaction risk, which is the risk that the currency of costs and liabilities fluctuates in relation to the currency of revenues and assets, which may adversely affect operating margins.

With respect to translation risk, even though the fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods, the translation impact is a reporting consideration and does not affect the underlying results of operations, as is the case with transaction risk. FHR endeavors to match foreign currency revenues and costs, and assets and liabilities, to provide a natural hedge against translation and transaction risks, although this is not a perfect hedge.

In addition to translation risk and transaction risk, a significant increase in the value of the Canadian dollar may have an adverse impact on the level of foreign demand at Canadian hotels. However, given that these hotels target an affluent clientele, the risk of a significant decline in foreign demand is reduced.

### FHR is subject to a number of risks associated with debt financing.

As a result of incurring debt, FHR is subject to a number of risks associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest; the risk that, to the extent that it maintains floating rate indebtedness, interest rates will fluctuate; and risks resulting from the fact that the agreements governing loan and credit facilities contain covenants imposing certain limitations on the Company's ability to acquire and dispose of assets.

Although it anticipates that it will be able to repay or refinance existing indebtedness and any other indebtedness when it matures, there can be no assurance that FHR will be able to do so or that the terms of such refinancings will be favorable. FHR's leverage may have important consequences. For example, FHR's ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or financing may not be available on favorable terms. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for the Company to meet its debt service requirements and force it to modify its operations. FHR may have higher levels of debt than some of its competitors, placing it at a competitive disadvantage to those competitors with lower amounts of indebtedness and/or higher credit ratings.

### There can be no assurance that FHR will be able to obtain the necessary additional capital to finance the growth of its business.

The acquisition and expansion of hotels, as well as the ongoing renovations, refurbishment and improvements required to maintain or upgrade existing properties, are capital intensive. Such costs are funded from operating cash flow and financings. The availability of future borrowings and access to the capital markets for financing depends on prevailing market conditions and the acceptability of financing terms offered. FHR cannot ensure that future debt or equity financings will be available, or available on acceptable terms, in an amount sufficient to fund its needs. In addition, an inability to obtain financing for a project could cause cancellation or short-term interruption of construction or development of projects.

### Covenants in FHR's financing agreements could limit its discretion in operating its businesses.

FHR's financing agreements contain covenants which include limits on additional debt secured by mortgaged properties, limits on liens on property, minimum EBITDA to interest coverage ratios and limits on mergers, asset sales and capital expenditures. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If the Company fails to comply with the restrictions in present or future financing agreements, a default may occur. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on the properties securing such debt. Credit facilities typically require the repayment of funds or cash flow sweeps when certain coverage ratios are not met.

# AUDITORS' REPORT

TO THE SHAREHOLDERS OF FAIRMONT HOTELS & RESORTS INC.

We have audited the consolidated balance sheets of **Fairmont Hotels & Resorts Inc.** as at December 31, 2001 and 2000 and the consolidated statements of income, retained earnings (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fairmont Hotels & Resorts Inc. as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

**CHARTERED ACCOUNTANTS** February 1, 2002

Toronto, Ontario

Comments by Auditor on Canadian – United States Reporting Differences

TO THE SHAREHOLDERS OF FAIRMONT HOTELS & RESORTS INC.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements such as the changes described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 1, 2002 is expressed in accordance with the Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

**CHARTERED ACCOUNTANTS** February 1, 2002

Toronto, Ontario

# CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31
(STATED IN MILLIONS OF U.S. DOLLARS)

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 58.7 | $ 595.9 |
| Accounts receivable | 48.2 | 1,629.3 |
| Materials and supplies (NOTE 4) | 11.6 | 273.4 |
| Other | 8.8 | 5.2 |
| | 127.3 | 2,503.8 |
| **Investments in partnerships and corporations** (NOTE 5) | 87.7 | 156.8 |
| **Investment in Legacy Hotels Real Estate Investment Trust** (NOTE 6) | 70.3 | 89.9 |
| **Capital assets** (NOTE 7) | 1,354.0 | 11,652.0 |
| **Other assets and deferred charges** (NOTE 8) | 257.9 | 1,447.6 |
| | $ 1,897.2 | $ 15,850.1 |
| **LIABILITIES** | | |
| Current liabilities | | |
| Bank overdraft | $ 6.0 | $ 178.6 |
| Commercial paper | – | 591.6 |
| Accounts payable and accrued liabilities | 129.9 | 2,099.6 |
| Income taxes payable | 2.1 | 128.8 |
| Dividends payable | 1.6 | 34.0 |
| Current portion of long-term debt (NOTE 9) | 25.5 | 280.6 |
| | 165.1 | 3,313.2 |
| **Other liabilities** (NOTE 10) | 53.6 | 893.2 |
| **Long-term debt** (NOTE 9) | 245.2 | 2,656.4 |
| **Future income taxes** (NOTE 11) | 79.7 | 2,230.4 |
| **Non-controlling interest** (NOTE 12) | 46.3 | 508.7 |
| | 589.9 | 9,601.9 |
| **SHAREHOLDERS' EQUITY** (NOTE 13) | | |
| **Common shares** | 1,162.4 | 1,116.8 |
| **Preferred shares** | – | 145.0 |
| **Contributed surplus** | 142.4 | 149.9 |
| **Foreign currency translation adjustments** | 22.1 | 91.3 |
| **Retained earnings (deficit)** | (19.6) | 4,745.2 |
| | 1,307.3 | 6,248.2 |
| | $ 1,897.2 | $ 15,850.1 |

**Commitments and contingencies** (NOTE 21)

Approved by the Board of Directors

William R. Fatt
**DIRECTOR**

Allan R. Taylor, O.C.
**DIRECTOR**

# CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31

(STATED IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **REVENUES** | | | |
| Hotel ownership operations | $ 489.6 | $ 464.7 | $ 439.7 |
| Management operations | 34.3 | 41.8 | 29.1 |
| Income from investments and other (NOTE 15) | 18.7 | 24.3 | 21.9 |
| | 542.6 | 530.8 | 490.7 |
| **EXPENSES** | | | |
| Hotel ownership operations | 358.8 | 320.8 | 311.9 |
| Management operations | 18.6 | 14.6 | 11.6 |
| | 377.4 | 335.4 | 323.5 |
| **Operating income before undernoted items** | 165.2 | 195.4 | 167.2 |
| **Amortization** | 50.7 | 40.6 | 32.8 |
| **Other (income) and expense, net** (NOTE 16) | 2.9 | 4.6 | (18.1) |
| **Reorganization and corporate expenses** (NOTE 17) | 166.2 | 72.1 | 29.7 |
| **Interest expense, net** (NOTE 18) | 69.6 | 44.5 | 22.5 |
| **Income (loss) before income tax expense, non-controlling interest, goodwill charges and discontinued operations** | (124.2) | 33.6 | 100.3 |
| **Income tax expense (recovery)** (NOTE 11) | | | |
| Current | 21.1 | 42.5 | 14.3 |
| Future | (120.7) | (67.4) | 4.7 |
| | (99.6) | (24.9) | 19.0 |
| **Non-controlling interest** | 1.1 | 4.2 | 0.6 |
| **Income (loss) before goodwill charges and discontinued operations** | (25.7) | 54.3 | 80.7 |
| **Goodwill charges** | 3.1 | 2.4 | 2.0 |
| **Taxes thereon** | (0.6) | (0.5) | (0.4) |
| | 2.5 | 1.9 | 1.6 |
| **Income (loss) from continuing operations** | (28.2) | 52.4 | 79.1 |
| **Discontinued operations** (NOTES 1 AND 23) | 958.7 | 1,101.9 | 304.1 |
| **Net income for the year** | 930.5 | 1,154.3 | 383.2 |
| **Preferred share dividends** | (5.4) | (8.2) | (6.9) |
| **Net income available to common shareholders** | $ 925.1 | $ 1,146.1 | $ 376.3 |
| **WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (IN MILLIONS)** (NOTE 14) | | | |
| Basic | 78.9 | 79.5 | 82.9 |
| Diluted | 79.0 | 79.8 | 83.0 |
| **BASIC EARNINGS (LOSS) PER SHARE** | | | |
| Income (loss) from continuing operations | (0.43) | 0.56 | 0.87 |
| Discontinued operations | 12.15 | 13.86 | 3.67 |
| Net income | 11.72 | 14.42 | 4.54 |
| **DILUTED EARNINGS (LOSS) PER SHARE** | | | |
| Income (loss) from continuing operations | (0.43) | 0.55 | 0.87 |
| Discontinued operations | 12.14 | 13.81 | 3.66 |
| Net income | 11.71 | 14.36 | 4.53 |

# CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31
(STATED IN MILLIONS OF U.S. DOLLARS)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **BALANCE – BEGINNING OF YEAR** | $ 4,745.2 | $ 3,716.0 | $ 3,461.7 |
| Net income for the year | 930.5 | 1,154.3 | 383.2 |
| | 5,675.7 | 4,870.3 | 3,844.9 |
| Distribution and settlements on reorganization (NOTE 1) | (5,602.0) | – | – |
| Dividends | | | |
| Common shares (per share 2001 – $1.12; 2000 – $1.48; 1999 – $1.48) | (87.9) | (116.9) | (122.0) |
| Preferred shares | (5.4) | (8.2) | (6.9) |
| **BALANCE – END OF YEAR** | $ (19.6) | $ 4,745.2 | $ 3,716.0 |

# CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31
(STATED IN MILLIONS OF U.S. DOLLARS)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash provided by (used in) | | | |
| **OPERATING ACTIVITIES** | | | |
| Income (loss) from continuing operations | $ (28.2) | $ 52.4 | $ 79.1 |
| Items not affecting cash | | | |
| Amortization and goodwill charges | 53.8 | 43.0 | 34.8 |
| Income from investments and other | (18.7) | (24.3) | (21.9) |
| Future income taxes | (121.3) | (67.9) | 4.3 |
| Distributions from investments | 11.6 | 18.1 | 13.6 |
| Non-controlling interest | 1.1 | 4.2 | 0.6 |
| Gains from sales of businesses, investments and properties | (31.1) | – | (10.1) |
| Write-off of capital and other assets | 40.7 | – | – |
| Other | (66.4) | (42.6) | (26.7) |
| Changes in non-cash working capital items (NOTE 19) | (23.7) | 27.2 | (31.9) |
| Discontinued operations | 2,011.4 | 2,187.7 | 1,155.8 |
| | 1,829.2 | 2,197.8 | 1,197.6 |
| **INVESTING ACTIVITIES** | | | |
| Investment in hotel partnerships and corporations (NOTE 5) | (56.6) | (26.3) | (9.4) |
| Additions to capital assets | (129.3) | (89.9) | (80.9) |
| Acquisitions (NOTE 3) | (234.6) | (93.8) | (6.6) |
| Sale of investments and properties | 149.2 | 14.9 | 56.7 |
| Proceeds from sale of Legacy Hotels Real Estate Investment Trust units | 53.5 | – | – |
| Other | 1.2 | – | – |
| Discontinued operations | (1,407.2) | (2,252.5) | (1,162.5) |
| | (1,623.8) | (2,447.6) | (1,202.7) |
| **FINANCING ACTIVITIES** | | | |
| Issuance of commercial paper | 61.5 | 417.3 | 72.9 |
| Repayment of commercial paper | (643.9) | (303.2) | (157.8) |
| Issuance of long-term debt | 165.0 | 246.4 | 229.1 |
| Repayment of long-term debt | (632.1) | (19.0) | (80.2) |
| Issuance of common shares (NOTE 13) | 53.5 | 11.9 | 5.9 |
| Repurchase of common shares (NOTE 13) | (9.9) | (288.7) | (146.9) |
| Dividends | (122.8) | (126.2) | (127.4) |
| Redemption of preferred shares (NOTE 13) | (144.8) | – | – |
| Issuance of preferred shares (NOTE 13) | – | – | 140.6 |
| Other | 43.0 | – | – |
| Discontinued operations | 668.6 | 385.5 | 35.8 |
| | (561.9) | 324.0 | (28.0) |
| Translation adjustments | (8.1) | – | – |
| Increase (decrease) in cash | (364.6) | 74.2 | (33.1) |
| **Cash – beginning of year** | 417.3 | 343.1 | 376.2 |
| **Cash – end of year** | $ 52.7 | $ 417.3 | $ 343.1 |
| **REPRESENTED BY** | | | |
| Cash and cash equivalents | 58.7 | 595.9 | 369.8 |
| Bank overdraft | (6.0) | (178.6) | (26.7) |
| | $ 52.7 | $ 417.3 | $ 343.1 |
| **SUPPLEMENTAL DISCLOSURE** | | | |
| Income taxes paid | 33.6 | 15.0 | 22.7 |
| Interest paid | 106.4 | 62.5 | 48.8 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(STATED IN MILLIONS OF U.S. DOLLARS)

## 1. BASIS OF PRESENTATION

Effective October 1, 2001, Canadian Pacific Limited ("CPL") completed a major reorganization which divided CPL into five new public companies – Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in Canadian Pacific Hotels & Resorts Inc. ("CPH&R").

Pursuant to the plan of arrangement approved by the shareholders and by the court (the "Arrangement"), CPL distributed its approximate 85% interest in PanCanadian Petroleum Limited ("PanCanadian") and its wholly-owned subsidiaries, Canadian Pacific Railway Company ("Canadian Pacific Railway"), CP Ships Limited ("CP Ships") and Fording Inc. ("Fording") to its common shareholders. This distribution has been recorded at the carrying value of the net investment in each subsidiary. CPL retained its wholly owned subsidiary, CPH&R, and CPL has changed its name to Fairmont Hotels & Resorts Inc. ("FHR"). FHR and its subsidiaries are collectively referred to as the Company.

Prior to the distribution of the four operating businesses, PanCanadian paid a special dividend to CPL of approximately $645, and Canadian Pacific Railway returned approximately $450 of capital to CPL. The proceeds were used, in part, to settle CPL's commercial paper, medium-term notes and preferred shares.

Results from the four operating businesses that were distributed have been included in discontinued operations in the consolidated statements of income and consolidated statements of cash flow up to September 30, 2001 (note 23). The December 31, 2000 consolidated balance sheet includes assets and liabilities relating to these four operating businesses.

FHR has operated and owned hotels and resorts for 115 years and currently manages properties principally under the Fairmont and Delta brands. At December 31, 2001, FHR managed 77 luxury and first class hotels and resorts. FHR owns 67% of Fairmont Hotels Inc. ("Fairmont"), which at December 31, 2001, managed 37 luxury properties in major city centers and destination resorts throughout Canada, the United States, Mexico, Bermuda and Barbados. Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, managed or franchised 40 Canadian hotels and resorts at December 31, 2001.

In addition to hotel management, at December 31, 2001, FHR had hotel real estate ownership interests ranging from approximately 20% to 100% in 21 properties, located in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust ("Legacy"), which owns 21 hotels and resorts across Canada. In addition, FHR owns two real estate properties in downtown Toronto and Vancouver which are suitable for commercial and residential development.

On October 1, 2001, the issued and outstanding common shares of FHR were consolidated on the basis of one new common share for four old common shares. All share numbers, including earnings per share figures, reflect the effect of the share consolidation applied retroactively.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The major differences between Canadian and United States generally accepted accounting principles, insofar as they apply to FHR, are described in note 24.

### Principles of consolidation

The Company's consolidated financial statements for the year ended December 31, 2001 include the consolidated accounts of FHR and its wholly-owned subsidiaries, CPH&R, FHR Real Estate Corporation ("Fairmont Real Estate"), formerly Canadian Pacific Hotels Real

Estate Corporation, Delta and Fairmont, in which the Company has a 67% interest. As of December 31, 2001, there were no assets or liabilities remaining from discontinued operations. Results of the discontinued operations for the period up until the reorganization have been included in the consolidated statements of income and cash flows.

The Company's consolidated financial statements for the years ended December 31, 2000 and 1999 include the consolidated accounts of FHR, Canadian Pacific Railway, CP Ships, Fording and CPH&R, all of which were wholly-owned, and PanCanadian, in which the Company had an approximate 85% interest.

All significant intercompany transactions and balances have been eliminated.

### Long-term investments

The Company accounts for its investment in Legacy and its investments in partnerships and corporations, in which the Company has significant influence, using the equity method. Investments in hotel partnerships or corporations, in which the Company does not have significant influence, are accounted for using the cost method.

### Foreign currency translation

Foreign currency assets and liabilities of the Company's operations are translated at the rate of exchange in effect at the balance sheet dates for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Gains and losses resulting from the translation of assets and liabilities denominated in foreign currencies are included in income.

The accounts of the Company and its self-sustained subsidiaries, where the functional currency is other than the U.S. dollar, are translated using the period-end exchange rate for assets and liabilities and the average exchange rates in effect for the period for revenues and expenses. Exchange gains or losses arising from translation are deferred and included under shareholders' equity as foreign currency translation adjustments.

### Change in reporting currency

The consolidated financial statements of the Company have historically been expressed in Canadian dollars. The U.S. dollar was adopted as the Company's reporting currency effective July 1, 2001. Comparative financial information has been restated in U.S. dollars using the translation of convenience method. Under this method, all historical financial statements have been converted from Canadian to U.S. dollars at the exchange rate in effect as at June 30, 2001 of $0.6589.

### Use of estimates

The preparation of financial statements under Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those estimates.

### Cash and cash equivalents

Cash equivalents comprise short-term investments that are highly liquid and have initial terms to maturity of three months or less.

### Materials and supplies

Materials and supplies are valued at the lower of cost and replacement cost.

### Capital assets

Property and equipment are recorded at cost. The Company's policy is to capitalize major renewals and replacements and interest incurred during the construction period on new facilities and during the renovation period of major renovations to existing facilities costing over $1.0. Interest is capitalized, based on the borrowing rate of debt related to the project or the Company's average cost of borrowing. Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Computer system development costs for internal use software are capitalized to the extent the project is expected to be of continuing benefit to the Company.

The cost of the initial complement of the circulating operating equipment, such as linens, china, glassware and silverware, is capitalized and then amortized by 33%. Replacements are expensed when placed in service.

Amortization is provided at rates designed to write off the assets over their estimated economic lives, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including options, and the economic life of the building.

The unamortized portions of capital assets are reviewed regularly and compared with their net recoverable amounts. Based on management's projected undiscounted future cash flows from the related operations, any impairment in value is recorded as a charge to income. The annual rates of amortization are as follows:

| | |
|---|---|
| Buildings | 40 years straight-line |
| Building equipment | 17-25 years straight-line |
| Furniture and equipment | 5-17 years straight-line |
| Computer system software | 2-7 years straight-line |
| Vehicles | 3-5 years straight-line |
| Leasehold improvements | over the term of the leases |

### Other assets and deferred charges

The costs allocated to brand name and trademarks are amortized on a straight-line basis over 40 years. The recoverability of the unamortized costs of brand name and trademarks is evaluated on an annual basis to determine whether such costs will be recovered from cash flows of future operations.

Goodwill represents the excess of purchase price over fair value of identifiable assets acquired, and is amortized on a straight-line basis over the estimated periods of benefit of up to 40 years. FHR evaluates the carrying value of goodwill for possible impairment on an annual basis. Goodwill is written down to the net recoverable amount when declines in value are considered to be other than temporary, based upon expected cash flows of the respective operation.

### Management contracts

Management contracts acquired in the acquisitions of Delta and Fairmont represent the estimated present value of net cash flow expected to be received over the estimated lives of the contracts and are amortized on a straight-line basis, reflecting the weighted average of the fixed, non-cancelable terms and certain renewal periods of the underlying contracts. Costs incurred to acquire individual management contracts are amortized on a straight-line basis over the term of the contracts, including renewal terms where applicable. The Company evaluates the carrying values of the management contracts on an annual basis to determine whether such costs will be recovered from the projected future fee streams on an undiscounted basis and writes them down to the net recoverable amount when there have been declines in value.

### Income taxes

The Company accounts for income taxes using the liability method. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period that the change occurs.

### Financial instruments

Derivative financial instruments are utilized by FHR from time to time to manage its exposure to market risks relating to foreign currency exchange rates and interest rates. Unrealized gains and losses on derivative instruments used to convert the Canadian dollar principal of long-term debt to U.S. dollars are amortized into income over the term of the related debt instrument.

### Stock options

The Company has a stock-based compensation plan, as described in note 14, which grants stock options and share appreciation rights ("SARs") to certain key employees.

Compensation expense is not recognized for stock options. Any consideration paid by employees on the exercise of stock options is credited to share capital. In the event options are cancelled, no adjustment is made to share capital and no expense is recognized. Compensation expense is recognized for SARs on the excess of the market value of a common share over the related option price.

### Revenue recognition

Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured. Management fees, both base and incentive, advisory fees and franchise fees are recognized when earned, in accordance with the terms specified in the related management agreements.

### Reclassification

Certain of the prior years' figures have been reclassified to conform with the presentation adopted for 2001.

### Changes in accounting policies

*a) Amortization of buildings*

During 2001, FHR changed its accounting policy to amortize buildings on a straight-line basis. Previously, buildings were amortized using the sinking-fund method. This new accounting policy has been applied retroactively to the comparative figures, and it includes applying the policy to its equity investment in Legacy.

As a result of this change in accounting policy, amortization expense for the year ended December 31, 2001 has increased by $13.3 (2000 – $10.3; 1999 – $9.0). In addition, income from investments and other for the year ended December 31, 2001 decreased by $2.8 (2000 – $1.5; 1999 – $1.5). These changes resulted in a decrease of future income tax expense of $5.7 (2000 – $4.1; 1999 – $3.9).

As at December 31, 2001, the impact on capital assets and investment in Legacy was a reduction of $72.0 (2000 – $58.7) and $16.7 (2000 – $13.9), respectively, and a reduction of future income taxes by $30.4 (2000 – $24.7).

*b) Pre-opening expenses*

During 2001, FHR changed its accounting policy with respect to pre-opening expenses. Previously, these expenditures were being deferred for an 18-month period after the facility commenced operations and now they are being expensed as incurred. This new accounting policy has been applied retroactively to comparative figures. As a result of this change in accounting policy, amortization expense has increased nil for the year ended December 31, 2001 (2000 – $1.5; 1999 – $1.8), interest expense has increased nil for the year ended December 31, 2001 (2000 – $2.2; 1999 – $0.2) and future income tax expense has decreased nil for the year ended December 31, 2001 (2000 – $1.5; 1999 – $0.5).

*c) Earnings per share*

Effective January 1, 2001, FHR retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to earnings per share. Under the new recommendations, presentation of both basic and diluted earnings per share is required regardless of the differences between the two amounts. In addition, the dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The treasury stock method assumes proceeds received from the exercise of stock options are used to purchase common shares at the average market price during the period. The resulting incremental shares are included in the denominator of the diluted earnings per share calculation. Previously, fully diluted earnings per share were not disclosed if the difference between basic and fully diluted earnings was not significant.

*(d) Employee future benefits*

Effective January 1, 2001, FHR adopted prospectively the new CICA recommendations for accounting for employee future benefits. The effect on earnings from adopting these changes is immaterial. Under these recommendations, the costs of pensions and other post-retirement benefits (primarily health care and life insurance) are actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Market related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the end of the year on high-quality corporate debt instruments.

For defined benefit plans, pension expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the return on pension plan assets, settlement gains, the amortization of the transitional asset, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the market-related value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the various plans. For defined contribution plans, pension costs equal plan contributions made during the current year.

## 3. ACQUISITIONS

Expenditures on business acquisitions comprise the following:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| The Fairmont Kea Lani Maui | $ 214.3 | $ – | $ – |
| The Fairmont Royal Pavilion and The Fairmont Glitter Bay | 20.3 | – | – |
| The Fairmont Chateau Whistler | – | 93.8 | – |
| Fairmont Hotel Management L.P. | – | – | 6.6 |
| | $ 234.6 | $ 93.8 | $ 6.6 |

### The Fairmont Kea Lani Maui

In February 2001, the Company acquired the Kea Lani Resort in Maui for $214.3 in cash. The purchase price included related acquisition costs paid in cash of approximately $1.5. The acquisition was accounted for using the purchase method, and the results of the hotel have been included in the consolidated statements of income from the date of acquisition.

### The Fairmont Royal Pavilion and The Fairmont Glitter Bay

In January 2001, the Company acquired the remaining 51% interest in The Fairmont Royal Pavilion and The Fairmont Glitter Bay in Barbados for $20.3 in cash. The total cost of the two hotels, including the 49% interest already owned, was $33.8. The acquisition was accounted for using the purchase method and the results of the two hotels have been included in the consolidated statements of income from the date of acquisition.

The 2001 acquisitions have been accounted for as follows:

| | THE FAIRMONT KEA LANI MAUI | THE FAIRMONT ROYAL PAVILION AND THE FAIRMONT GLITTER BAY | TOTAL |
|---|---|---|---|
| Land | $ 49.7 | $ 18.0 | $ 67.7 |
| Building | 192.4 | 24.4 | 216.8 |
| Furniture, fixtures and equipment | 7.6 | 1.0 | 8.6 |
| Working capital, net of cash | (5.2) | (1.1) | (6.3) |
| Note payable | (30.2) | – | (30.2) |
| Long-term debt assumed | – | (8.5) | (8.5) |
| | $ 214.3 | $ 33.8 | $ 248.1 |

### The Fairmont Chateau Whistler

In November 2000, the Company acquired Yamanouchi Real Estate Canada Ltd.'s 80% interest of the partnership that owns The Fairmont Chateau Whistler for $93.8 cash. The acquisition was accounted for using the step purchase method and the results of the hotel were included in the consolidated statements of income from the date of the acquisition. The total cost of the hotel, including the 20% partnership interest already owned and acquisition expenses of $2.0, was $111.5 and has been allocated as follows:

| | |
|---|---|
| Land | $ 11.6 |
| Building | 81.2 |
| Furniture, fixtures and equipment | 8.7 |
| Leasehold interest | 8.2 |
| Working capital, net of cash | 1.8 |
| Goodwill | 18.0 |
| Future income taxes | (18.0) |
| | $ 111.5 |

### Fairmont Hotel Management L.P.

In October 1999, the Company completed the acquisition of Fairmont Hotel Management L.P. ("FHMLP"). FHMLP held the management contracts of seven hotels in the United States and owned the Fairmont brand name. In exchange for management contracts of hotels and resort properties in North America, Bermuda and Barbados and the non-exclusive use of the Princess brand name, the Company received 67% of the common shares of Fairmont. In exchange for the 100% interest in FHMLP, the former owners of FHMLP received 33% of the common shares of Fairmont. Assets transferred by the Company were valued at their predecessor values immediately prior to the transaction. Assets of FHMLP have been reflected in the consolidated financial statements at their fair values. The acquisition was accounted for using the purchase method, and the results of FHMLP were included in the consolidated statements of income from the date of the acquisition. The purchase price, including related acquisition costs paid in cash of approximately $6.6, was allocated as follows:

| | | |
|---|---|---|
| Management contracts | $ | 27.8 |
| Brand name and trademarks | | 30.4 |
| Goodwill | | 7.6 |
| Net long-term liabilities | | (2.3) |
| Provision for integration initiatives | | (6.6) |
| Future income taxes | | (7.6) |
| | $ | 49.3 |

## 4. MATERIALS AND SUPPLIES

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Continuing operations | $ | 11.6 | $ | 10.5 |
| Discontinued operations | | – | | 262.9 |
| | $ | 11.6 | $ | 273.4 |

## 5. INVESTMENTS IN PARTNERSHIPS AND CORPORATIONS

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Accounted for using the equity method | $ | 80.1 | $ | 43.7 |
| Accounted for using the cost method | | 7.6 | | 8.3 |
| Discontinued operations | | – | | 104.8 |
| | $ | 87.7 | $ | 156.8 |

In November 2001, FHR invested $28.9 for a 27% interest in The Fairmont Dubai. This investment is accounted for using the equity method.

In July 2001, the Company acquired a 50% interest in a limited liability corporation which owns The Fairmont Copley Plaza Boston for $20.7. This investment is accounted for using the equity method.

## 6. INVESTMENT IN LEGACY

In February 2001, the Company sold The Fairmont Empress and Fairmont Le Château Frontenac to Legacy for $201.0. The purchase consideration included 14.7 million exchangeable shares of a subsidiary corporation of Legacy at a price of $5.67 per share and the balance of the selling price was satisfied in cash. Under an agreement with Legacy, the Company was subsequently required to make a one-time cash payment of $4.2, as certain performance measures were not met. The Company realized a net after-tax gain of $87.7 from this transaction. This gain was deferred as the sale was to a related party.

The exchangeable shares are entitled to a per share dividend equal to the ordinary distribution by Legacy to its unitholders, less taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of Legacy unitholders.

In 2001, the Company acquired 284,635 Legacy units through a private placement for $1.3 and 350,663 Legacy units under the dividend reinvestment plan for $1.5. The Company also participated in a secondary offering and sold 9,900,000 Legacy units at $5.67 per unit in 2001. The sale triggered recognition of a net gain of $31.1.

In 2000, the Company acquired 133,900 (1999 – 101,100) units for $0.7 (1999 – $0.6) on the open market and participated in a Legacy equity issue by acquiring 2,900,000 units for $16.4.

As at December 31, 2001, the Company owned 13,808,862 (2000 – 23,073,564) units and all 14.7 million exchangeable shares of a subsidiary corporation of Legacy, representing a 34.4% ownership interest (2000 – 34.2%). Based on the December 31, 2001 closing unit price of Legacy, the market value of this investment was approximately $149.7. The Company does not guarantee any of Legacy's debt.

## 7. CAPITAL ASSETS

| | 2001 | | | 2000 |
|---|---|---|---|---|
| | COST | ACCUMULATED AMORTIZATION | NET | NET |
| Land and land improvements | $ 180.2 | $ (0.4) | $ 179.8 | $ 113.9 |
| Buildings and equipment | 785.4 | (122.7) | 662.7 | 456.0 |
| Buildings on leased land | 474.1 | (67.4) | 406.7 | 408.5 |
| Leasehold improvements | 10.2 | (0.9) | 9.3 | 15.3 |
| Operating equipment | 4.8 | (1.4) | 3.4 | 4.7 |
| Other | 92.1 | – | 92.1 | 116.0 |
| Discontinued operations | – | – | – | 10,537.6 |
| | $ 1,546.8 | $ (192.8) | $ 1,354.0 | $ 11,652.0 |

As at December 31, 2001, buildings and equipment include construction-in-progress, which is not subject to amortization, totaling $36.2 (2000 – $1.4). The amortization expense related to capital assets used in continuing operations was $45.5 (2000 – $35.1; 1999 – $29.2).

## 8. OTHER ASSETS AND DEFERRED CHARGES

| | 2001 | | | 2000 |
|---|---|---|---|---|
| | COST | ACCUMULATED AMORTIZATION | NET | NET |
| Goodwill | $ 114.5 | $ (8.5) | $ 106.0 | $ 110.2 |
| Management contracts | 54.5 | (7.6) | 46.9 | 55.8 |
| Brand name and trademarks | 63.5 | (4.7) | 58.8 | 62.4 |
| Deferred charges | 11.8 | (2.8) | 9.0 | 12.9 |
| Prepaid pension cost | 2.6 | – | 2.6 | 2.7 |
| Long-term advances and other | 34.6 | – | 34.6 | 35.3 |
| Discontinued operations | – | – | – | 1,168.3 |
| | $ 281.5 | $ (23.6) | $ 257.9 | $ 1,447.6 |

Due to the nature of the hotel business, FHR does not face any significant credit risk and there are no concentrations of credit risk with respect to its accounts receivable balances. FHR also extends credit in certain circumstances to the owners of managed hotels, as new management contracts are signed.

## 9. LONG-TERM DEBT

| | 2001 | 2000 |
|---|---|---|
| Revolving credit facility, due September 10, 2004 [1] | $ 122.6 | $ – |
| Revolving credit facility, due July 10, 2003 [1] | 60.8 | 16.9 |
| 8.84% notes, due August 1, 2016 [2] | 57.2 | 58.4 |
| 7.47% mortgage, due May 21, 2008 [3] | 8.3 | – |
| 10.5% debentures, due 2001 | – | 164.7 |
| 5.85% – 6.90% medium-term notes, due 2005-2009 | – | 461.2 |
| 11.60% guaranteed debentures, due 2026 | – | 2.0 |
| Other | 21.8 | 1.3 |
| Discontinued operations | – | 2,232.5 |
| | 270.7 | 2,937.0 |
| Less: Current portion of long-term debt | (25.5) | (280.6) |
| | $ 245.2 | $ 2,656.4 |

(1) The interest rate is floating and is calculated based on bankers' acceptance, LIBOR or prime rates, plus a spread. The weighted-average interest rate at December 31, 2001 was 3.62%.
(2) The 8.84% notes are secured by substantially all capital assets and assignment of rents of The Fairmont Scottsdale Princess.
(3) The 7.47% mortgage is secured by substantially all capital assets and a floating charge over other assets of The Fairmont Royal Pavilion and The Fairmont Glitter Bay.

As at December 31, 2001, the long-term debt balance included $158.5 of foreign currency debt. The foreign currency debt was denominated in Canadian dollars.

The principal repayments pursuant to the loan agreements are as follows:

| | | |
|---|---|---|
| 2002 | $ | 25.5 |
| 2003 | | 64.1 |
| 2004 | | 126.1 |
| 2005 | | 3.7 |
| 2006 | | 3.9 |
| Thereafter | | 47.4 |
| | $ | 270.7 |

The Company's total carrying amounts and fair values of its financial instruments are summarized in the following table:

| | 2001 | | | | 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| | | CARRYING AMOUNT | | FAIR VALUE | | CARRYING AMOUNT | | FAIR VALUE |
| **CONTINUING OPERATIONS** | | | | | | | | |
| Long-term debt | $ | 270.7 | $ | 275.2 | $ | 704.5 | $ | 718.8 |
| Derivative instruments | | – | | – | | – | | 40.8 |
| **DISCONTINUED OPERATIONS** | | | | | | | | |
| Long-term debt | | – | | – | | 2,232.5 | | 2,264.8 |
| Derivative instruments | | – | | – | | – | | 228.5 |
| | $ | 270.7 | $ | 275.2 | $ | 2,937.0 | $ | 3,252.9 |

The Company has determined the estimated fair value of its financial instruments based on appropriate valuation methodologies. However, considerable judgment is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what the Company could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

- Short-term financial assets and liabilities are valued at their carrying amounts as presented in the balance sheets, which are reasonable estimates of fair values due to the relatively short period to maturity of these instruments.
- The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowing with similar terms and conditions to those borrowings in place at the balance sheet dates.
- The fair value of derivative instruments was estimated as the discounted unrecognized gain or loss calculated based on market prices or rates at December 31, 2000, which generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the balance sheet dates.

## 10. OTHER LIABILITIES

| | 2001 | | 2000 | |
|---|---|---|---|---|
| Continuing operations | $ | 53.6 | $ | 140.8 |
| Discontinued operations | | – | | 752.4 |
| | $ | 53.6 | $ | 893.2 |

## 11. INCOME TAXES

The provision for (recovery of) income taxes is as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **CURRENT INCOME TAX EXPENSE** | | | |
| Canada | $ 14.1 | $ 39.7 | $ 11.2 |
| Foreign | 7.0 | 2.8 | 3.1 |
| | 21.1 | 42.5 | 14.3 |
| **FUTURE INCOME TAX EXPENSE (RECOVERY)** | | | |
| Canada | (117.5) | (74.5) | 3.9 |
| Foreign | (3.2) | 7.1 | 0.8 |
| | (120.7) | (67.4) | 4.7 |
| | $ (99.6) | $ (24.9) | $ 19.0 |

The difference between the income tax expense and the income tax provision (recovery) obtained by applying the statutory tax rate is as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Provision (recovery) at Canadian statutory rates | $ (49.6) | $ 10.6 | $ 44.1 |
| Foreign tax rate differentials | (6.3) | (4.2) | (4.7) |
| Losses (gains) not tax affected | – | (15.6) | (6.3) |
| Large corporations tax | 1.2 | 1.7 | 0.7 |
| Reduction in tax rates | – | (7.7) | – |
| Non-taxable income | (15.4) | (3.1) | (3.1) |
| Other, including tax reassessments and provisions | (29.5) | (6.6) | (11.7) |
| Income tax expense (recovery) | $ (99.6) | $ (24.9) | $ 19.0 |

Temporary differences comprising the future income tax liability in the consolidated balance sheets are as follows:

| | 2001 | 2000 |
|---|---|---|
| Depreciable capital assets | $ 127.2 | $ 68.5 |
| Income tax losses | (137.0) | (33.8) |
| Other | 89.5 | 70.8 |
| Discontinued operations | – | 2,124.9 |
| Future income tax liability | $ 79.7 | $ 2,230.4 |

As at December 31, 2001, the Company had approximately $338 of non-capital losses available to reduce future taxable income. In addition, the Company has capital losses available to reduce future capital gains in the amount of $250, the benefit of which has not been recorded.

## 12. NON-CONTROLLING INTEREST

| | 2001 | 2000 |
|---|---|---|
| Continuing operations | $ 46.3 | $ 47.5 |
| Discontinued operations | – | 461.2 |
| | $ 46.3 | $ 508.7 |

## 13. SHAREHOLDERS' EQUITY

The Company's articles authorize the issuance of an unlimited number of common shares and an unlimited number of first preferred shares and second preferred shares.

### Common shares

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | NUMBER OF SHARES (MILLIONS) | AMOUNT | NUMBER OF SHARES (MILLIONS) | AMOUNT | NUMBER OF SHARES (MILLIONS) | AMOUNT |
| Balance – January 1 | 78.5 | $ 1,116.8 | 81.6 | $ 1,150.6 | 83.2 | $ 1,166.4 |
| Issued under dividend reinvestment and share purchase and stock option plans | 0.7 | 53.5 | 0.2 | 11.9 | 0.1 | 5.9 |
| Share repurchase plans | (0.6) | (7.9) | (3.3) | (45.7) | (1.7) | (21.7) |
| Balance – December 31 | 78.6 | $ 1,162.4 | 78.5 | $ 1,116.8 | 81.6 | $ 1,150.6 |

The number of common shares in 2000 and 1999 is based upon the number of common shares of CPL outstanding for the relevant period, multiplied in each case by 0.25, which was the exchange ratio for the Company under the Arrangement.

The Company had a dividend reinvestment and share purchase plan until October 1, 2001, which permitted participants to acquire additional common shares of the Company by reinvesting cash dividends paid on common shares held by them and/or by investing optional cash payments.

Under a normal course issuer bid, the Company may repurchase up to approximately 7.9 million or 10% of its outstanding common shares. The amounts and timing of repurchases are at the Company's discretion and, under the current program, can be made until October 3, 2002 at prevailing market prices on the Toronto and New York stock exchanges. In 2001, 2000 and 1999, 0.6 million, 3.3 million and 1.7 million shares were repurchased for $9.9, $288.7 and $146.9, respectively. Of the cost, $7.9, $45.7 and $21.7 was charged to common shares, while $2.0, $243.0 and $125.2 was charged to contributed surplus for 2001, 2000 and 1999, respectively.

### Preferred shares

On March 31, 1999, the Company completed the issue of 8.8 million 5.65%, cumulative, redeemable, first preferred shares, Series A, for $145. The holders of the preferred shares were entitled to a fixed annual dividend of $0.9307 per share payable quarterly. An aggregate redemption premium of $5.5 was paid on redemption in October 2001, and was charged to contributed surplus.

### Foreign currency translation adjustments

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Balance – January 1 | $ 91.3 | $ 38.4 | $ 123.2 |
| Effect of exchange rate changes | 18.0 | 52.9 | (84.8) |
| Discontinued operations | (87.2) | – | – |
| Balance – December 31 | $ 22.1 | $ 91.3 | $ 38.4 |

## 14. STOCK OPTIONS

In October 2001, the Company adopted a Key Employee Stock Option Plan ("KESOP"). Under this plan, key officers, employees and consultants of the Company may be granted options to purchase common shares of FHR at a price per share not less than the market value of a common share at the grant date. The options issued in 2001 vest over a four-year period, with 20% vesting in each of the first three years and the remaining 40% vesting after four years. Options expire 10 years after the grant date. In the event of a change in control of the Company, all outstanding options are immediately exercisable.

Simultaneously with the grant of an option, the Company may also grant SARs at a rate of one SAR for every two options issued. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a common share at the exercise date of the SAR over the related option price. SARs may be exercised no earlier than three years and no later than 10 years after the grant date. No new SARs were issued under the KESOP in 2001.

The exercise of a SAR will result in a reduction in the number of shares covered by an option on a one-for-one basis. The exercise of an option results in a reduction in the number of SARs on the basis of one SAR for each option exercised in excess of 50% of the number of options issued with attached SARs.

Options and SARs that were issued by FHR under the previous key employee stock option plan were replaced with options and accompanying SARs of the KESOP, pursuant to the Arrangement. These options and SARs vested as of October 1, 2001 since the Arrangement triggered a change of control under the terms of the previous key employee stock option plan. The exercise price of the replacement options and SARs was allocated based upon a formula using the average trading price of FHR, Canadian Pacific Railway Limited, CP Ships Limited, Pan Canadian Energy Corporation and Fording Inc. for their first 10 days of trading.

By agreement between FHR and the companies distributed pursuant to the Arrangement, the difference between the strike price and the exercise price of SARs of the discontinued operations held by FHR employees are recognized as an expense by FHR, while the difference between the strike price and the exercise price of FHR SARs held by employees of the discontinued operations are recovered from those companies.

In October 2001, the Company also adopted the Directors' Stock Option Plan ("DSOP"). Under this plan, non-employee directors of the Company are granted options to purchase common shares of FHR at a price not less than the market value of the share at the grant date. An initial grant of 8,000 options per non-employee director was made in October 2001. Under the DSOP, an additional 4,000 options per non-employee director will be issued on an annual basis. Options are immediately exercisable and expire 10 years after the grant date.

As at December 31, 2001, 2.3 million options were available for future grants under the KESOP out of the 6.0 million options currently authorized, and 536,000 options were available for future grants under the DSOP out of the 600,000 options currently authorized.

Details of the stock options outstanding were as follows:

| | NUMBER OF OPTIONS (THOUSANDS) | WEIGHTED-AVERAGE EXERCISE PRICE CDN $ |
|---|---|---|
| Outstanding at December 31, 1998 | 1,257 | $ 14.72 |
| Granted | 267 | 14.87 |
| Exercised | (45) | 11.27 |
| Canceled | (44) | 14.26 |
| Outstanding at December 31, 1999 | 1,435 | 14.87 |
| Granted | 215 | 15.63 |
| Exercised | (119) | 11.42 |
| Canceled | (106) | 13.75 |
| Outstanding at December 31, 2000 | 1,425 | 15.36 |
| Granted | 3,230 | 26.77 |
| Exercised | (650) | 15.66 |
| Canceled | (284) | 15.65 |
| Outstanding at December 31, 2001 | 3,721 | $ 25.19 |
| Exercisable at December 31, 2000 | 892 | 14.90 |
| Exercisable at December 31, 2001 | 555 | 16.10 |

Details as at December 31, 2001, of the stock options outstanding were as follows:

| RANGE OF EXERCISE PRICES CDN $ | NUMBER OUTSTANDING (THOUSANDS) | WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (YEARS) | WEIGHTED-AVERAGE EXERCISE PRICE CDN $ | NUMBER EXERCISABLE (THOUSANDS) | WEIGHTED-AVERAGE EXERCISE PRICE CDN $ |
|---|---|---|---|---|---|
| $9.06 to $11.96 | 106 | 2.6 | $ 11.01 | 106 | $ 11.00 |
| $14.84 to $20.09 | 385 | 7.1 | 15.81 | 385 | 15.81 |
| $26.25 to $26.79 | 3,230 | 9.8 | 26.78 | 64 | 26.25 |
| | 3,721 | 9.3 | $ 25.19 | 555 | $ 16.10 |

During the year, $4.8 (2000 – $17.9) was charged to compensation expense relating to the stock option plan for SARs, and $49.7 (2000 – $7.2) was credited to common shares for options.

The diluted weighted-average number of common shares outstanding is calculated as follows:

| (IN MILLIONS) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Weighted-average number of common shares outstanding – basic | 78.9 | 79.5 | 82.9 |
| Stock options | 0.1 | 0.3 | 0.1 |
| Weighted-average number of common shares outstanding – diluted | 79.0 | 79.8 | 83.0 |

## 15. INCOME FROM INVESTMENTS AND OTHER

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **EQUITY INCOME** | | | |
| Partnership and corporations | $ 2.0 | $ 5.5 | $ 4.2 |
| Legacy | 7.4 | 11.4 | 10.3 |
| **OTHER** (1) | 9.3 | 7.4 | 7.4 |
| | $ 18.7 | $ 24.3 | $ 21.9 |

(1) Amortization of deferred gain on sale of capital assets to Legacy over the term of the related assets.

## 16. OTHER EXPENSE

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Brand technology development costs | $ 22.4 | $ – | $ – |
| Write-off of deferred development charges, leasehold improvements and equity investment | 7.2 | – | – |
| Restructuring costs | 6.4 | – | – |
| Write-off of management contracts | 5.8 | – | – |
| Gain on sale of Legacy units | (31.1) | – | – |
| Other | (7.8) | 4.6 | (18.1) |
| | $ 2.9 | $ 4.6 | $ (18.1) |

## 17. REORGANIZATION AND CORPORATE EXPENSES

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Reorganization expenses | | | |
| Severance and incentive compensation | $ 67.7 | $ – | $ – |
| Professional advisory fees | 36.4 | – | – |
| Debt redemption premium on medium-term notes | 32.7 | – | – |
| Other | 1.3 | – | – |
| | 138.1 | – | – |
| Corporate expenses | 28.1 | 72.1 | 29.7 |
| | $ 166.2 | $ 72.1 | $ 29.7 |

Corporate expenses were costs associated with the corporate activities performed by CPL or its subsidiaries, including CPH&R, prior to October 1, 2001.

## 18. INTEREST EXPENSE

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Long-term debt | $ 44.3 | $ 31.6 | $ 9.5 |
| Short-term debt | 42.2 | 36.9 | 21.9 |
| | 86.5 | 68.5 | 31.4 |
| Less: Interest income | (16.9) | (24.0) | (8.9) |
| | $ 69.6 | $ 44.5 | $ 22.5 |

## 19. CHANGES IN NON-CASH WORKING CAPITAL ITEMS

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **DECREASE (INCREASE) IN CURRENT ASSETS** | | | |
| Accounts receivable | $ 1,586.5 | $ (498.9) | $ (109.1) |
| Materials and supplies | 262.6 | 38.3 | 3.4 |
| Other | (3.4) | – | – |
| **INCREASE (DECREASE) IN CURRENT LIABILITIES** | | | |
| Accounts payable and accrued liabilities | (2,000.7) | 389.9 | (153.7) |
| Income taxes payable | (126.7) | 26.7 | 11.9 |
| | (281.7) | (44.0) | (247.5) |
| Decrease in non-cash working capital balances relating to reduction in restructuring accruals | – | 97.8 | 73.6 |
| Increase in non-cash working capital balances from the acquisition and sale of businesses and joint ventures | – | (52.4) | (41.6) |
| Other changes in non-cash working capital balances (mainly reclassifications from/to current assets/liabilities to/from long-term assets/liabilities) | – | (102.0) | (49.2) |
| Decrease (increase) in non-cash working capital balances before discontinued operations | (281.7) | (100.6) | (264.7) |
| Discontinued operations | 258.0 | 127.8 | 232.8 |
| Decrease (increase) in non-cash working capital balances after discontinued operations | $ (23.7) | $ 27.2 | $ (31.9) |

## 20. EMPLOYEE FUTURE BENEFITS

The Company has defined benefit plans which provide for pensions and other post-retirement and post-employment benefits for certain employees. Pension benefits are based principally on years of service and compensation rates near retirement. Annual contributions to these plans, which are based on various actuarial cost methods, are made on the basis of not less than the minimum amounts required by federal or provincial pension supervisory authorities. Other post-retirement employment benefits are insignificant.

Changes in Company's defined benefit plans and the amounts recognized in the consolidated balance sheet are as follows:

| | 2001 | 2000 |
|---|---|---|
| **CHANGE IN BENEFIT OBLIGATION** | | |
| Benefit obligation – January 1 | $ 77.6 | $ 68.8 |
| Service cost | 1.9 | 2.0 |
| Interest cost | 4.6 | 5.3 |
| Plan participants' contributions | 0.2 | 0.6 |
| Amendments | (0.8) | 3.7 |
| Actuarial loss | 7.0 | 2.2 |
| Benefits paid | (20.1) | (5.0) |
| Benefit obligation – December 31 | 70.4 | 77.6 |
| **CHANGE IN PLAN ASSETS** | | |
| Fair value of assets – January 1 | 92.9 | 87.4 |
| Return on plan assets | 6.3 | 9.2 |
| Employer contributions | 0.2 | 0.7 |
| Plan participants' contributions | 16.1 | 0.5 |
| Benefits paid | (20.1) | (4.9) |
| Investment loss | (8.8) | – |
| Other | (0.8) | – |
| Fair value of plan assets – December 31 | 85.8 | 92.9 |
| Funded (underfunded) status | 15.4 | 15.3 |
| Unamortized net actuarial loss (1) | 7.4 | 0.3 |
| Unamortized prior service cost (1) | – | 3.7 |
| Unamortized net transitional asset (1) | (28.1) | (33.9) |
| Valuation allowance | (10.4) | (6.6) |
| Accrued benefit cost in consolidated balance sheet (2) | $ (15.7) | $ (21.2) |

(1) Amortized over the expected average remaining service lives of employees covered by the plans, generally 13 years.
(2) The net accrued benefit cost on the consolidated balance sheet is included in current and other liabilities offset by other assets.

At December 31, 2000, the benefit obligation and fair value of plan assets related to discontinued operations were $4,336.7 and $3,958.7 respectively.

Included in the above accrued benefit obligation and fair value of plan assets at December 31 are the following amounts in respect of plans that are not fully funded:

| | 2001 | 2000 |
|---|---|---|
| Accrued benefit obligation | $ 17.0 | $ 26.8 |
| Fair value of plan assets | – | 0.1 |
| Discontinued operations | – | 528.6 |
| Underfunded balance | $ 17.0 | $ 555.5 |
| **WEIGHTED-AVERAGE ASSUMPTIONS AS AT DECEMBER 31** | | |
| Discount rate on projected benefit obligation | 6.5% | 6.8% |
| Expected return on plan assets | 7.5% | 7.9% |
| Rate of compensation increase | 3.5% | 3.0% |

The Company's net benefit plan expense from continuing operations is as follows:

| | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Service cost | $ | 1.9 | $ | 2.0 | $ | 1.6 |
| Interest cost | | 4.6 | | 5.3 | | 6.9 |
| Return on plan assets | | (6.9) | | (9.2) | | (6.1) |
| Settlement loss | | 12.8 | | – | | – |
| Net amortization and deferrals | | 3.1 | | 2.0 | | 0.5 |
| | $ | 15.5 | $ | 0.1 | $ | 2.9 |

The Company also has a defined benefit plan for certain retirees of Canadian Pacific Express & Transport Ltd. that is not included in the disclosure above. The estimated market value of plan assets and the projected benefit obligation related to the Company's portion of this plan as at December 31, 2001 and 2000 are approximately $150 and $140, respectively. The Company has not recorded any prepaid or accrued benefit cost from this plan. For the years ended December 31, 2001, 2000 and 1999, the service costs of the Company's portion of this plan were nil and the expected return on plan assets was greater than the interest cost on the projected benefit obligation.

This plan is in the process of being divided into separate defined benefit plans for each employer. Once this division occurs, it is the Company's intention to settle any remaining accrued benefit obligations through the purchase of a non-participating insurance contract.

FHR also has defined contribution plans. The net expense for such plans for continuing operations, which generally equals the employer's required contribution, was $1.2, $1.6 and $1.1 in 2001, 2000 and 1999, respectively.

## 21. COMMITMENTS AND CONTINGENCIES

Capital expenditures in 2002 of approximately $110 are planned for existing wholly-owned or leased hotels. At December 31, 2001 contractual commitments in respect of the foregoing projects totaled approximately $22.

### Leases

Minimum rentals for operating leases under which the Company operates hotels are:

| | | |
|---|---|---|
| 2002 | $ | 9.5 |
| 2003 | | 8.9 |
| 2004 | | 8.0 |
| 2005 | | 7.6 |
| 2006 | | 7.3 |
| Thereafter | | 22.5 |
| | $ | 63.8 |

The Company has agreed to support a retraction right associated with the common shares of one of the minority shareholders of Fairmont, at a price of $69. The retraction right is exercisable until October 1, 2004.

As at December 31, 2001, unused committed lines of credit for short-term and long-term financing, subject to periodic review, and at various maturities, amounted to approximately $350, on which interest rates vary with bank prime or money market rates.

FHR is subject to various claims and legal proceedings with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on FHR's financial position or results from operations.

## 22. SEGMENTED INFORMATION

The continuing operations of FHR have four reportable operating segments in two core business activities, hotel ownership and management operations. The segments are hotel ownership, investment in Legacy, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 21 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 21 hotels and resorts across Canada. Fairmont is a luxury hotel management company and Delta is a Canadian first class hotel management company.

The performance of all segments is evaluated primarily on operating income before amortization, other income and expense, reorganization and corporate expenses, interest and income taxes ("EBITDA"). Amortization, other income and expenses, reorganization and corporate expenses, interest, income taxes and goodwill charges are not allocated to the individual segments. All transactions among operating segments are done at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

**DECEMBER 31, 2001**

| | HOTEL OWNERSHIP | LEGACY | HOTEL MANAGEMENT FAIRMONT | HOTEL MANAGEMENT DELTA | INTER-SEGMENT ELIMINATION AND OTHER [b] | TOTAL |
|---|---|---|---|---|---|---|
| Revenues | $ 500.9 | $ 7.4 | $ 39.9 | $ 10.4 | $ (16.0) | $ 542.6 |
| EBITDA | 126.1 | 7.4 | 24.1 | 7.6 | – | 165.2 |
| Total assets | 1,458.9 | 70.3 | 195.2 | 71.0 | 101.8 | 1,897.2 |
| Capital expenditures | 122.7 | – | 5.9 | 0.7 | – | 129.3 |

DECEMBER 31, 2000

| | HOTEL OWNERSHIP | LEGACY | HOTEL MANAGEMENT FAIRMONT | HOTEL MANAGEMENT DELTA | INTER-SEGMENT ELIMINATION AND OTHER [b] | TOTAL |
|---|---|---|---|---|---|---|
| Revenues | $ 477.6 | $ 11.4 | $ 43.3 | $ 11.9 | $ (13.4) | $ 530.8 |
| EBITDA | 143.5 | 11.4 | 31.9 | 8.6 | – | 195.4 |
| Total assets [c] | 1,243.3 | 89.9 | 158.7 | 82.1 | 408.6 | 1,982.6 |
| Capital expenditures | 74.9 | – | 11.8 | 0.1 | 3.1 | 89.9 |

DECEMBER 31, 1999

| | HOTEL OWNERSHIP | LEGACY | HOTEL MANAGEMENT FAIRMONT [a] | HOTEL MANAGEMENT DELTA | INTER-SEGMENT ELIMINATION AND OTHER [b] | TOTAL |
|---|---|---|---|---|---|---|
| Revenues | $ 451.3 | $ 10.3 | $ 25.2 | $ 10.0 | $ (6.1) | $ 490.7 |
| EBITDA | 133.4 | 10.3 | 17.2 | 6.3 | – | 167.2 |
| Total assets [c] | 994.9 | 67.6 | 103.8 | 84.9 | 423.0 | 1,674.2 |
| Capital expenditures | 76.6 | – | 3.1 | 1.2 | – | 80.9 |

(a) Fairmont was acquired in October 1999. For the period from January 1999 to September 1999, the results of the Company's previous management company have been included in this operating segment.

(b) Inter-segment eliminations represent management fees that are charged by Fairmont and Delta to the hotel ownership operations, which are eliminated on consolidation. Other represents corporate assets.

(c) Total assets exclude the assets of discontinued operations.

Geographical information

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **REVENUES** | | | |
| Canada | $ 249.5 | $ 293.3 | $ 292.0 |
| United States | 143.2 | 90.6 | 71.3 |
| Bermuda | 73.4 | 88.9 | 83.1 |
| Mexico | 60.6 | 56.1 | 43.3 |
| Other international | 15.9 | 1.9 | 1.0 |
| | $ 542.6 | $ 530.8 | $ 490.7 |

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **CAPITAL ASSETS AND GOODWILL** | | | |
| Canada | $ 678.2 | $ 848.1 | $ 594.1 |
| United States | 565.7 | 286.5 | 274.6 |
| Bermuda | 251.6 | 205.3 | 188.7 |
| Mexico | 120.1 | 97.7 | 77.4 |
| Other international | 45.7 | 6.5 | 1.3 |
| | $ 1,661.3 | $ 1,444.1 | $ 1,136.1 |

Revenues and assets are allocated to countries based upon the hotels' geographic locations. There were no other individual international countries comprising greater than 10% of the revenues and capital assets and goodwill of the Company as at December 31, 2001, 2000 and 1999.

## 23. DISCONTINUED OPERATIONS

Effective September 30, 2001, cash, total assets and liabilities of $383.6, $14,981.0 and $9,668.4 respectively were distributed as discontinued operations. The December 31, 2000 balance sheet includes cash, accounts receivable, bank overdraft and accounts payable for discontinued operations of $287.1, $1,553.8, and $166.8 and $1,946.2 respectively.

The results of discontinued operations are summarized below:

**NINE MONTHS ENDED SEPTEMBER 30, 2001**

| | CANADIAN PACIFIC RAILWAY | CP SHIPS | PANCANADIAN | FORDING | TOTAL |
|---|---|---|---|---|---|
| Revenues | $ 1,799.9 | $ 1,990.9 | $ 5,487.3 | $ 501.5 | $ 9,779.6 |
| Operating income | 364.2 | 105.1 | 1,180.7 | 85.7 | 1,735.7 |
| Income tax expense | 52.1 | 8.5 | 384.9 | 37.1 | 482.6 |
| Net income | 195.6 | 49.0 | 671.3 | 42.8 | 958.7 |

2000

| | CANADIAN PACIFIC RAILWAY | CP SHIPS | PANCANADIAN | FORDING | TOTAL |
|---|---|---|---|---|---|
| Revenues | $ 2,408.3 | $ 2,582.2 | $ 4,754.5 | $ 590.4 | $ 10,335.4 |
| Operating income | 556.9 | 166.2 | 1,171.2 | 54.8 | 1,949.1 |
| Income tax expense | 80.9 | 10.7 | 441.6 | 22.9 | 556.1 |
| Net income | 350.7 | 136.1 | 593.1 | 22.0 | 1,101.9 |

| | | | | | 1999 |
|---|---|---|---|---|---|
| | CANADIAN PACIFIC RAILWAY | CP SHIPS | PANCANADIAN | FORDING | TOTAL |
| Revenues | $ 2,303.7 | $ 1,844.2 | $ 2,551.9 | $ 563.7 | $ 7,263.5 |
| Operating income | 172.4 | 85.1 | 374.4 | 41.8 | 673.7 |
| Income tax expense | 24.4 | 11.2 | 88.3 | 13.3 | 137.2 |
| Net income | 40.8 | 56.1 | 189.5 | 17.7 | 304.1 |

The discontinued operations had certain specific accounting policies related to revenue recognition and properties for the transportation and energy businesses that were disclosed in note 1 of the December 31, 2000 consolidated financial statements of FHR.

## 24. UNITED STATES ACCOUNTING POLICIES AND REPORTING

### Canadian and United States accounting principles

The consolidated financial statements of FHR have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The material differences between Canadian and United States GAAP ("U.S. GAAP") relating to measurement and recognition are explained below, along with their effect on the Company's consolidated balance sheets and consolidated statements of income. There are not material differences on the consolidated cash flow statements. Certain additional disclosures as required under U.S. GAAP have not been provided as permitted by the Securities Exchange Commission ("SEC").

### Foreign currency translation

FHR follows the Canadian GAAP practice of deferring and amortizing unrealized exchange gains and losses related to long-term monetary foreign currency assets and liabilities, whereas under U.S. GAAP, such gains and losses are included in income immediately.

Effective January 1, 2002, FHR will adopt the new provisions of CICA handbook section 1650. This standard requires that unrealized exchange gains and losses related to monetary foreign currency assets and liabilities be recognized in income immediately. The requirements of this statement will be applied retroactively with restatement of prior periods and is not expected to have an impact on continuing operations.

### Change in reporting currency

The Company's consolidated financial statements have historically been expressed in Canadian dollars. The U.S. dollar has been adopted as the Company's reporting currency effective July 1, 2001. Under Canadian GAAP, comparative financial statements have been restated in U.S. dollars using the June 30, 2001 rate under the translation of convenience method. U.S. GAAP requires the restatement of comparative financial statements using the average and closing rates in effect during the period.

### Acquisition costs

Under Canadian GAAP, certain integration costs may be reflected in the purchase price equation. These costs must be expensed under U.S. GAAP when incurred.

### Accounting for gains on sale of properties to Legacy

Under Canadian GAAP, recognition of gains on sale of assets to related parties are not permitted to be recorded in income. U.S. GAAP allows both deferral and recognition of the gains to the extent of third party interest. The Company has not recognized these gains for U.S. GAAP.

### Stock-based compensation

Under FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation", compensation expense using variable accounting must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the Arrangement (note 1), FHR underwent an equity restructuring, which resulted in replacement options in new FHR stock having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

### Employee future benefits

Prior to 2000, the principal difference between Canadian and U.S. GAAP in accounting for pension costs was in the choice of discount rate used for computing the benefit obligation and the service and interest cost components of net periodic pension expense. Under Canadian GAAP, the discount rate used represented management's best estimate of the long-term rate of return on pension fund assets, whereas under U.S. GAAP, the discount rate reflects the rate at which pension benefits can be effectively settled at the date of the financial statements. In addition, costs related to post-retirement health care and life insurance benefits were expensed when paid under Canadian practice whereas, under U.S. GAAP, these costs, based on the terms of the plan, are recognized on an accrual basis during the years the plan participants provide the services.

Effective January 1, 2000, FHR adopted prospectively the provisions of CICA handbook section 3461 (note 2 (d)). The new Canadian GAAP policy requires amortization of actuarial gains and losses only if they exceed 10% of the greater of the benefit obligation or the fair value of the plan assets ("the corridor"). This harmonizes the Canadian GAAP treatment with U.S. GAAP. Previously, all actuarial gains or losses were amortized under Canadian GAAP.

Upon transition to the new CICA accounting policy, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset which is being amortized to income. This creates a difference compared to U.S. GAAP, under which prior service costs continue to be amortized over the expected average remaining service period and all other net gains accumulated prior to January 1, 2000, fell within the corridor.

### Income taxes

Prior to 2000, FHR followed the Canadian GAAP method of accounting for income taxes, described as the deferral method, which focused on differences arising between financial statement income and taxable income. The method followed under U.S. GAAP, described as the liability method, focuses on differences between the book and tax values of assets and liabilities. In addition, the previous Canadian GAAP method calculated future taxes using tax rates and regulations applicable in the year and were not changed in future years even though tax rates and regulations may have changed. In the U.S., future taxes are calculated using enacted future tax rates and regulations and are adjusted in future years if those tax rates and regulations are changed. Although conceptually the same as U.S. GAAP, the new Canadian GAAP method uses substantively enacted, rather than enacted only, tax rates to calculate future taxes.

Effective January 1, 2000, FHR adopted retroactively, with the restatement of prior years, the provisions of CICA handbook section 3465. Except for the potential difference in enacted tax rates, this eliminates any significant differences between Canadian and U.S. GAAP with respect to accounting for income taxes.

### Internal use software

Under Canadian GAAP, computer system development costs for internal use software are capitalized when the project is expected to be of continuing benefit to FHR and otherwise expensed. U.S. GAAP standards require that certain costs of computer software developed for internal use be capitalized and amortized.

### Derivative instruments and hedging

Effective January 1, 2001, FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", and FASB Statement No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities", became effective for U.S. GAAP. FASB Statements No. 133 and No. 138 permit hedging of cash flows when specific documentation is in place from inception and the hedge meets effectiveness testing on an ongoing basis. Under U.S. GAAP, the fair value of these unsettled contracts is reflected in comprehensive income. When financial instruments have not been designated as hedges, changes in the fair value of the derivative instruments are recognized in current period earnings.

Prior to January 1, 2001, under FASB Statement No. 52, for U.S. reporting purposes, forward foreign exchange contracts associated with anticipated future transactions that do not constitute firm commitments, are recognized in the financial statements at fair value, with any resulting gains or losses immediately reflected in income. Under Canadian GAAP, certain of these forward foreign exchange contracts qualify as hedges for accounting purposes. Consequently, the fair value of these unsettled contracts is not reflected in the financial statements and any realized gains or losses are only recognized at the time of completion of the hedged transactions.

### Comprehensive income

U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure. Other comprehensive income arose from foreign currency translation adjustments, minimum pension liability adjustments, and derivative instrument adjustments.

### Recent GAAP pronouncements

In July 2001, the FASB issued Statement No. 141 "Business Combinations" and Statement No. 142 "Goodwill and Other Intangible Assets" and the CICA issued CICA Handbook section 1581 "Business Combinations" and CICA handbook section 3062 "Goodwill and Other Intangibles". These standards require that all business combinations be accounted for by the purchase method, and address the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions which may effect classification of intangible assets, as well as the balance of goodwill. The ongoing impact will be that goodwill will no longer be amortized, but instead will be tested at least annually for impairment. The requirements of these statements will be applied prospectively from the effective date. Effective January 1, 2002, the Company will cease goodwill amortization of $2.5, net of tax.

In August 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". FASB Statement No. 144 will apply to the classification and impairment analysis conducted on long-lived assets other than intangible assets. The statement also identifies the circumstances that apply when testing for recoverability, as well as other potential adjustments or revisions relating to recoverability. Specific guidance is provided for recognition and measurement, as well as reporting and disclosure, for long-lived assets held and used and those disposed of. The statement will be effective or financial statements issued for fiscal years beginning after December 15, 2001. Canadian GAAP follows a similar standard.

In November 2001, the CICA issued a new guideline on hedging relationships which is effective commencing January 1, 2003. The hedging guideline establishes new standards for the application of hedge accounting and requires the discontinuance of hedge accounting if specified conditions are not met at the time the guideline is first applied. The impact of the Company implementing this guideline depends on the nature and fair value of any non-qualifying hedging relationships. The Company currently does not have any derivative instruments outstanding.

In November 2001, the CICA also issued a new standard for stock-based compensation which requires the use of a fair value-based method to account for certain stock-based compensation arrangements. Stock options granted by the Company to employees are not required under the new standard to be accounted for using the fair value-based method. The Company does not expect that there will be any impact on the adoption of this standard.

### The accounting policies below apply to only the discontinued operations

### Post-employment benefits

Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, the new policy requires amortization of actuarial gains and losses only if they fall outside of the corridor. Under FASB Statement No. 112 "Employers' Accounting for Post-employment Benefits", such gains and losses are included immediately in income.

### Termination benefits

The rules requested to accrue termination benefits under U.S. GAAP are more restrictive than those in Canada. In particular, these rules require that the plans be implemented within one year, which is not the case under Canadian GAAP.

### Oil and gas

The full cost methods of accounting for oil and gas operations promulgated under Canadian and U.S. GAAP differ in the following respect. Ceiling test calculations are performed by comparing the net book value of petroleum and natural gas properties with the future net revenues expected to be generated from proven developed reserves, discounted at 10% for United States reporting purposes and undiscounted for Canadian reporting. Any excess of net book value over future net revenues is recognized as an additional depletion expense in both reporting jurisdictions.

The following is a reconciliation of net income under Canadian GAAP to net income under U.S. GAAP:

| (IN MILLIONS OF U.S. DOLLARS) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **INCOME (LOSS) FROM CONTINUING OPERATIONS – CANADIAN GAAP** | $ (28.2) | $ 52.4 | $ 79.1 |
| Increased (decreased) by | | | |
| Unrealized loss on foreign exchange contracts | – | (2.2) | – |
| Employee future benefits | 0.3 | (0.5) | (0.4) |
| Acquisition costs | 0.4 | – | (6.5) |
| Stock-based compensation plan | (3.9) | – | – |
| Internal use software, net | 7.4 | – | – |
| Translation rates | 0.2 | 1.1 | 1.7 |
| Loss on extinguishment of debt | 33.1 | – | – |
| Other | – | – | (4.8) |
| | 9.3 | 50.8 | 69.1 |
| Future income taxes on above items | (16.5) | (0.4) | 9.1 |
| **INCOME (LOSS) FROM CONTINUING OPERATIONS** | (7.2) | 50.4 | 78.2 |
| **INCOME FROM DISCONTINUED OPERATIONS – CANADIAN GAAP** | 958.7 | 1,101.9 | 304.1 |
| Increased (decreased) by | | | |
| Oil and gas | 2.8 | 5.5 | 5.9 |
| Foreign exchange on long-term debt | (34.8) | (36.0) | 85.1 |
| Derivative instruments | 67.6 | (119.3) | 264.9 |
| Employee future benefits | (20.0) | (28.1) | (9.7) |
| Post-retirement benefits | 3.7 | 9.9 | (8.7) |
| Termination benefits | (2.9) | 3.6 | 50.7 |
| Translation rates | (14.1) | 16.5 | 11.2 |
| Other | (21.1) | (33.4) | (32.4) |
| | 939.9 | 920.6 | 671.1 |
| Future income taxes on above items | 6.9 | (59.0) | (143.6) |
| Future income taxes due to rate differences | 86.8 | (86.1) | – |
| Cumulative catch up adjustment on adoption of FAS 133, net of tax of $5.2 | 2.3 | – | – |
| **INCOME FROM DISCONTINUED OPERATIONS – U.S. GAAP** | 1,035.9 | 775.5 | 527.5 |
| **EXTRAORDINARY ITEM, NET OF TAX** | (19.8) | – | – |
| **INCOME (LOSS) FROM CONTINUING OPERATIONS – U.S. GAAP** | (7.2) | 50.4 | 78.2 |
| **INCOME FROM DISCONTINUED OPERATIONS – U.S. GAAP** | 1,035.9 | 775.5 | 527.5 |
| **EXTRAORDINARY ITEM, NET OF TAX** | (19.8) | – | – |
| **INCOME – U.S. GAAP** | 1,008.9 | 825.9 | 605.7 |
| Other comprehensive income | | | |
| Foreign currency translation adjustments | (69.2) | 53.0 | (84.5) |
| Minimum pension liability | – | (4.7) | 6.0 |
| Cumulative catch up adjustment – on adoption of FAS 133 | (76.8) | – | – |
| Change in fair value of cash flow hedging instruments | 71.6 | – | – |
| Other comprehensive income before taxes | (74.4) | 48.3 | (78.5) |
| Future income taxes | 1.6 | (15.4) | 23.2 |
| Other comprehensive income | (72.8) | 32.9 | (55.3) |
| **COMPREHENSIVE INCOME** | $ 936.1 | $ 858.8 | $ 550.4 |

Under U.S. GAAP, goodwill charges should be included with amortization expense and would not be reflected net of tax. In addition, reorganization and corporate expenses and certain other income and expenses would be reflected as a reduction to operating income. Debt extinguishment costs are recorded as extraordinary items under U.S. GAAP, net of tax, and would not be presented in reorganization expenses.

Consolidated balance sheets

The following shows the differences, higher (lower), had the consolidated balance sheets been prepared under U.S. GAAP:

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Capital assets | $ 7.5 | $ (1.7) |
| Other assets | (5.9) | (232.0) |
| **TRANSLATION RATES** | – | 196.9 |
| | 1.6 | (36.8) |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities | – | 3.7 |
| Deferred liabilities | (0.3) | 207.3 |
| Long-term debt | – | 82.8 |
| Future income taxes | 3.2 | 32.0 |
| Non-controlling interest | – | (98.8) |
| **SHAREHOLDERS' EQUITY** | (1.3) | (460.7) |
| **TRANSLATION RATES** (1) | – | 196.9 |
| | $ 1.6 | $ (36.8) |

(1) Represents the difference in exchange rates applied to the 2000 balance sheet between Canadian and U.S. GAAP.

Condensed consolidated balance sheet under U.S. GAAP

The December 31, 2000 consolidated balance sheet was restated using the closing rate in effect during the period, a requirement under U.S. GAAP. The December 31, 2001 Canadian GAAP consolidated balance sheet was translated at the closing rate in effect during the period, permitted under Canadian GAAP and U.S. GAAP.

| | 2000 |
|---|---|
| **CURRENT ASSETS** | |
| Cash and cash equivalents | $ 603.4 |
| Accounts receivable | 1,655.1 |
| Materials and supplies | 276.8 |
| | 2,535.3 |
| Investments in partnerships and corporations | 158.8 |
| Investments in Legacy Hotels Real Estate Investment Trust | 91.0 |
| Capital assets | 11,793.8 |
| Other assets and deferred charges | 1,234.4 |
| | $ 15,813.3 |
| **CURRENT LIABILITIES** | |
| Bank overdraft | $ 180.9 |
| Commercial paper, accounts payable and accrued liabilities | 2,724.0 |
| Income taxes payable | 135.2 |
| Dividends payable | 34.4 |
| Current portion of long-term debt | 284.1 |
| | 3,358.6 |
| Long-term debt and other liabilities | 3,888.0 |
| Future income taxes | 2,291.6 |
| Non-controlling interest | 415.1 |
| | 9,953.3 |
| Shareholders' equity | 5,860.0 |
| | $ 15,813.3 |

## Condensed consolidated statements of income

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **REVENUES** | | | |
| Hotel ownership operations | $ 486.4 | $ 474.8 | $ 449.1 |
| Management operations | 34.2 | 42.7 | 29.7 |
| Income from investments and other | 18.5 | 24.9 | 22.4 |
| | 539.1 | 542.4 | 501.2 |
| **EXPENSES** | | | |
| Hotel ownership operations | 360.9 | 328.3 | 319.0 |
| Management operations | 18.7 | 14.9 | 18.5 |
| Amortization | 68.4 | 43.9 | 35.5 |
| Reorganization, corporate and other expenses | 142.2 | 80.7 | 16.8 |
| | 590.2 | 467.8 | 389.8 |
| Operating income (loss) | (51.1) | 74.6 | 111.4 |
| Other (income) and expense | (31.1) | – | – |
| Interest expense, net | 68.8 | 45.5 | 23.0 |
| Income (loss) before income taxes and non-controlling interest | (88.8) | 29.1 | 88.4 |
| Income tax expense (recovery) | (82.7) | (25.6) | 9.6 |
| Non-controlling interest | 1.1 | 4.3 | 0.6 |
| Income (loss) from continuing operations | (7.2) | 50.4 | 78.2 |
| Discontinued operations | 1,035.9 | 775.5 | 527.5 |
| Extraordinary item, net of tax | (19.8) | – | – |
| Net income | 1,008.9 | 825.9 | 605.7 |
| Preferred share dividends | (5.3) | (8.4) | (7.0) |
| Net income available to common shareholders | $ 1,003.6 | $ 817.5 | $ 598.7 |
| **BASIC EARNINGS PER SHARE** | | | |
| Income (loss) from continuing operations | (0.16) | 0.53 | 0.86 |
| Discontinued operations | 13.13 | 9.75 | 6.36 |
| Extraordinary item | (0.25) | – | – |
| Net income | 12.72 | 10.28 | 7.22 |
| **DILUTED EARNINGS PER SHARE** | | | |
| Income (loss) from continuing operations | (0.16) | 0.52 | 0.86 |
| Discontinued operations | 13.11 | 9.72 | 6.35 |
| Extraordinary item | (0.25) | – | – |
| Net income | 12.70 | 10.24 | 7.21 |

Condensed consolidated statements of cash flows

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash provided by (used in) | | | |
| **OPERATING ACTIVITIES** | | | |
| Net income | $ 1,008.9 | $ 825.9 | $ 605.7 |
| Excludes | | | |
| Discontinued operations | 1,035.9 | 775.5 | 527.5 |
| Extraordinary items, net | (19.8) | – | – |
| Income from continuing operations | (7.2) | 50.4 | 78.2 |
| Items not affecting cash | | | |
| Amortization and goodwill charges | 68.4 | 43.9 | 35.5 |
| Income from investments and other | (18.5) | (24.9) | (22.4) |
| Future income taxes | (116.8) | (68.5) | (4.6) |
| Distributions from investments | 11.5 | 18.5 | 13.9 |
| Non-controlling interest | 1.1 | 4.3 | 0.6 |
| Gains from sales of businesses, investments and properties | (31.5) | – | (10.3) |
| Write-off of capital and other assets | 18.3 | – | – |
| Other | (81.8) | (41.3) | (27.3) |
| Changes in non-cash working capital items | (23.4) | 31.6 | (34.7) |
| Discontinued operations | 1,994.4 | 2,235.4 | 1,180.6 |
| | 1,814.5 | 2,249.4 | 1,209.5 |
| **INVESTING ACTIVITIES** | | | |
| Investment in partnerships and corporations | (55.9) | (26.9) | (16.3) |
| Sales of businesses, investments and properties | 147.4 | 15.2 | 57.9 |
| Additions to capital assets | (127.7) | (91.9) | (82.6) |
| Acquisitions | (234.6) | (95.8) | – |
| Proceeds from sale of Legacy Hotels Estate Investment Trust units | 52.8 | – | – |
| Other | 1.2 | – | – |
| Discontinued operations | (1,395.3) | (2,301.7) | (1,187.5) |
| | (1,612.1) | (2,501.1) | (1,228.5) |
| **FINANCING ACTIVITIES** | | | |
| Issuance of commercial paper | 61.0 | 426.4 | 74.5 |
| Repayment of commercial paper | (638.5) | (309.8) | (161.2) |
| Issuance of long-term debt | 163.6 | 251.8 | 234.0 |
| Repayment of long-term debt | (626.8) | (19.4) | (81.9) |
| Issuance of common shares | 53.0 | 12.2 | 6.0 |
| Purchase of common shares | (9.8) | (295.0) | (150.0) |
| Dividends paid to shareholders | (121.3) | (129.0) | (130.1) |
| Issuance of preferred shares | – | – | 143.6 |
| Redemption of preferred shares | (144.8) | – | – |
| Other | 43.0 | – | – |
| Discontinued operations | 663.0 | 393.9 | 36.6 |
| | (557.6) | 331.1 | (28.5) |
| Effect of exchange rate on cash | (14.6) | (15.3) | 34.4 |
| Increase (decrease) in cash | (369.8) | 64.1 | (13.1) |
| **Cash – beginning of year** | 422.5 | 358.4 | 371.5 |
| **Cash – end of year** | $ 52.7 | $ 422.5 | $ 358.4 |

| | 2001 THREE MONTHS ENDED | | | |
|---|---|---|---|---|
| | MARCH 31 | JUNE 30 | SEPTEMBER 30 | DECEMBER 31 |
| Revenues from continuing operations | $ 134.5 | $ 152.5 | $ 154.8 | $ 100.8 |
| Income (loss) from continuing operations | (6.1) | 27.7 | (99.4) | 49.6 |
| Net income | 349.7 | 382.8 | 148.4 | 49.6 |
| Earnings (loss) per share (basic) available to common shareholders | | | | |
| Income (loss) from continuing operations | (0.10) | 0.32 | (1.27) | 0.63 |
| Net income | 4.42 | 4.82 | 1.86 | 0.63 |
| Average number of common shares outstanding (1) (in millions) | 78.7 | 79.0 | 79.1 | 78.8 |

| | 2000 THREE MONTHS ENDED | | | |
|---|---|---|---|---|
| | MARCH 31 | JUNE 30 | SEPTEMBER 30 | DECEMBER 31 |
| Revenues from continuing operations | $ 104.5 | $ 145.7 | $ 165.3 | $ 115.3 |
| Income (loss) from continuing operations | 16.4 | 17.8 | 30.3 | (12.1) |
| Net income | 197.9 | 248.1 | 308.2 | 400.1 |
| Earnings (loss) per share (basic) available to common shareholders | | | | |
| Income (loss) from continuing operations | 0.18 | 0.20 | 0.36 | (0.18) |
| Net income | 2.41 | 3.10 | 3.89 | 5.07 |
| Average number of common shares outstanding (1) (in millions) | 81.1 | 79.5 | 78.8 | 78.5 |

(1) The average number of common shares outstanding in each quarter is based upon the average number of common shares outstanding for the relevant period, multiplied in each case by 0.25, which was the exchange ratio for FHR under the Arrangement.

Quarterly and year-to-date computations of per share amounts are made independently. The sum of per share amounts for the quarters may not agree with per share amounts for the year.

# BOARD OF DIRECTORS

**STEPHEN E. BACHAND** (2,3)
Former President and
Chief Executive Officer
Canadian Tire Corporation, Limited
*Ponte Vedra Beach, Florida*

**WILLIAM R. FATT**
Chief Executive Officer
Fairmont Hotels & Resorts Inc.
*Toronto, Ontario*

**ANGUS A. McNAUGHTON**
President
Genstar Investment Corporation
*San Francisco, California*

**JOHN D. McNEIL** (1,2)
Retired Chairman
Sun Life of Canada
*Toronto, Ontario*

**DAVID P. O'BRIEN** (1,4)
Chairman and Chief Executive Officer
PanCanadian Energy Corporation
*Calgary, Alberta*

**JOHN L. SHARPE** (1,4)
Former President and
Chief Operating Officer
Four Seasons Hotels Inc.
*Scottsdale, Arizona*

**L. PETER SHARPE** (1,2)
President and
Chief Executive Officer
The Cadillac Fairview Corporation Limited
*Toronto, Ontario*

**ALLAN R. TAYLOR, O.C.** (1,3)
Retired Chairman and
Chief Executive Officer
The Royal Bank of Canada
*Toronto, Ontario*

**CAROLE TAYLOR** (3,4)
Chair
CBC/Radio-Canada
*Vancouver, British Columbia*

**1** Member of the Audit Committee
**2** Member of the Corporate Governance and Nominating Committee
**3** Member of the Management Resources and Compensation Committee
**4** Member of the Environmental and Safety Committee

# SENIOR OFFICERS

**WILLIAM R. FATT**
Chief Executive Officer
*Toronto, Ontario*

**CHRIS J. CAHILL**
President and Chief Operating Officer
*Oakville, Ontario*

**M. JERRY PATAVA**
Executive Vice President and Chief
Financial Officer
*Toronto, Ontario*

**THOMAS W. STOREY**
Executive Vice President, Business
Development and Strategy
*Scottsdale, Arizona*

**JOHN M. JOHNSTON**
Executive Vice President
*Toronto, Ontario*

**JOHN S. WILLIAMS**
Executive Vice President, Operations
*Toronto, Ontario*

**TERENCE P. BADOUR**
Senior Vice President, General Counsel
and Secretary
*Toronto, Ontario*

**NEIL J. LABATTE**
Senior Vice President, Real Estate
*Toronto, Ontario*

# SHAREHOLDER INFORMATION

EXECUTIVE OFFICE
Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7
Tel: 416-874-2600
Fax: 416-874-2601

INVESTOR RELATIONS
Emma Thompson
Executive Director Investor Relations
Tel: 416-874-2485
Toll: 1-866-627-0642
Fax: 416-874-2761
Email: investor@fairmont.com

WEBSITES
www.fairmont.com/investor
www.fairmont.com
www.deltahotels.com

FRENCH REPORT
Il nous fera plaisir de vous envoyer, sur demande, l'édition française de ce rapport.

AUDITORS
PricewaterhouseCoopers LLP
Toronto, Canada

TRANSFER AGENT AND REGISTRAR
Inquiries regarding change of address, registered shareholdings, share transfers, lost certificates and duplicate mailings should be directed to the following:

Computershare Trust Company of Canada
1800 McGill College Avenue
6th Floor
Montreal, Quebec H3A 3K9
Tel: 514-982-7800
Toll: 1-800-332-0095

STOCK EXCHANGE LISTINGS
The Toronto Stock Exchange
New York Stock Exchange
Trading symbol: FHR

SHARES OUTSTANDING AT DECEMBER 31, 2001
78,616,368 shares

THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
10:00 a.m. Eastern Time
Monday, April 15, 2002
The Fairmont Royal York
Imperial Room
100 Front Street West
Toronto, Ontario, Canada

Design: Craib Design & Communications www.craib.com Printed in Canada

FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's portfolio consists of 77 luxury and first class properties with more than 30,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds a 67 percent controlling interest in Fairmont Hotels & Resorts ("Fairmont"), North America's largest luxury hotel management company. Fairmont manages 38 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta, Canada's largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 21 hotel properties and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 21 properties.




www.fairmont.com






Fairmont
HOTELS & RESORTS

Fairmont
HOTELS & RESORTS

Computershare Trust Company of Canada
**Transfer Agent for Fairmont Hotels & Resorts Inc.**
PO Box 1542, STN B
Montreal Quebec H3B 3L2
Telephone 514-982-7800
1-800-332-0095
www.computershare.com

**Proxy Number**
**Issue ID**
**Holder Account Number**

Use a black pen. Print in CAPITAL letters inside the grey areas as shown in this example.

A B C 1 2 3 X X

## Form of Proxy - Annual and Special Meeting to be held on 15 April, 2002

### Notes to Proxy

1. **Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual you may require documentation evidencing your power to sign the proxy with signing capacity stated.
3. The form of proxy should be signed in the exact manner as the name appears on the proxy.
4. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.

### VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**Voting by mail** is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxy other than the management nominees named on the reverse of this form.
Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy. Have this proxy form in hand when you call.
***Receive Documents Electronically*** - *You can enrol to receive future securityholder communication electronically, after you vote using the Internet. Even if you don't vote online, you can still enrol for this service. Follow the instructions below.*

**To Vote Using the Telephone (Within U.S. and Canada)**

- Call toll free 1-800-816-9061 from a touch tone telephone. There is **NO CHARGE** for this call.
- Enter your CONTROL NUMBER and PIN NUMBER, and then listen for voting instructions.

**To Vote Using the Internet**

- Go to the following web site: www.computershare.com/ca/proxy
- Enter your CONTROL NUMBER and PIN NUMBER, and then follow the voting instructions on the screen.

**To Receive Documents Electronically**

- You can enrol to receive future securityholder communication electronically, after you vote using the Internet. If you **don't** vote online, you can still enrol at: www.computershare.com/ca/consent
- Enter your CONTROL NUMBER and PIN NUMBER, and then follow the instructions on the screen.

**CONTROL NUMBER** **PIN NUMBER**

**If you vote by telephone or the Internet, DO NOT mail back this proxy form.**
Proxies submitted must be received by 5:00 p.m., Eastern Standard Time, on April 12, 2002

**THANK YOU**

## This Form of Proxy is solicited by and on behalf of Management.

### Appointment of Proxy

**I/We being holder(s) of Fairmont Hotels & Resorts Inc. hereby appoint(s):**
John D. McNeil, Chairman, or failing him William R. Fatt, or failing him Chris J. Cahill

**OR**

**Print the name of the person you are appointing if this person is someone other than the persons whose names are printed herein.**

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that may come before the Annual and Special Meeting of Fairmont Hotels & Resorts Inc. to be held at the Imperial Room, Royal York Hotel, Toronto, Ontario, on 15 April, 2002 at 10:00 a.m. and at any adjournment thereof.

### 1. Election of Directors

FOR all nominees ☐

WITHHOLD vote for all nominees ☐

Stephen E. Bachand; William R. Fatt; Angus A. MacNaughton; John D. McNeil; David P. O' Brien; John L. Sharpe; L. Peter Sharpe; Allan R. Taylor; Carole Taylor

### 2. Appointment of Auditors

| | For | Withhold |
|---|---|---|
| Appointment of PricewaterhouseCoopers LLP, Chartered Accountants as Auditors | ☐ | ☐ |

The Board of Directors recommends a vote FOR the following resolutions. Please read the resolution in full in the accompanying Management Proxy Circular, or at www.fairmont.com/investor

### 3. By Laws

| | For | Against |
|---|---|---|
| The ordinary resolution approving the general by-law of the Corporation, as set out in Appendix A to the Management Proxy Circular. | ☐ | ☐ |

### 4. Shareholder Rights Plan

| | For | Against |
|---|---|---|
| The ordinary resolution approving the shareholder rights plan of the Corporation, as set out in Appendix B to the Management Proxy Circular. | ☐ | ☐ |

### Quarterly Financial Statements Request

☐ Mark this box if you would like to receive Quarterly Financial Statements.
Shareholders may request annually that their name be added to a supplemental mailing list in order to receive quarterly financial statements. Alternatively, you can view Fairmont Hotels & Resorts Inc.'s quarterly financial statements at www.fairmont.com/investor

If you do not mark the box, or do not return this form, then it will be assumed you do NOT want to receive Quarterly Financial Statements.

### Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any Proxy previously given with respect to the Meeting. If no voting preferences are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date - Day / Month / Year